Exhibit 99.1

BARRICK GOLD CORPORATION

Brookfield Place
TD Canada Trust Tower, Suite 3700
P.O. Box 212

161 Bay Street
Toronto, Ontario
M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2010

Dated as of March 31, 2011

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	3

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	8

INTERNATIONAL FINANCIAL REPORTING STANDARDS	9

FORWARD-LOOKING INFORMATION	9

SCIENTIFIC AND TECHNICAL INFORMATION	10

GENERAL INFORMATION	10

Incorporation	10
Subsidiaries	11
Areas of Interest	11
General Development of the Business	11
Transactions	16

NARRATIVE DESCRIPTION OF THE BUSINESS	20

Production	20
Capital Projects Group	20
Regional Business Units and ABG	21
North America	21
South America	21
Australia Pacific	22
African Barrick Gold	22
Mineral Reserves and Mineral Resources	24
Marketing and Distribution	35
Employees and Labor Relations	36
Competition	36
Corporate Social Responsibility	37

MATERIAL PROPERTIES	37

Goldstrike Property	37
Cortez Property	44
Lagunas Norte Mine	50
Veladero Mine	55
Zaldívar Mine	60
Porgera Mine	65
Pueblo Viejo Project	73
Pascua-Lama Project	79

EXPLORATION AND EVALUATIONS	84

ENVIRONMENT AND CLOSURE	86

ENTERPRISE RISK-MANAGEMENT	89
Financial Risk-Management	89

i

LEGAL MATTERS	92

Government Controls and Regulations	92
Legal Proceedings	95

RISK FACTORS	99

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	110

CONSOLIDATED FINANCIAL STATEMENTS	110

CAPITAL STRUCTURE	110

RATINGS	113

MARKET FOR SECURITIES	114

MATERIAL CONTRACTS	115

TRANSFER AGENTS AND REGISTRARS	116

DIVIDEND POLICY	117

DIRECTORS AND OFFICERS OF THE COMPANY	117

AUDIT COMMITTEE	124

Audit Committee Mandate	124
Purpose	124
Committee Responsibilities	125
Responsibilities of the Committee Chair	127
Powers	128
Composition	128
Meetings	128
Composition of the Audit Committee	129
Participation on Other Audit Committees	129
Audit Committee Pre-Approval Policies and Procedures	129
External Auditor Service Fees	129

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	130

NON-GAAP FINANCIAL MEASURES	131

Total Cash Costs and Net Cash Costs per Ounce	131
Realized Price	133
Adjusted Net Income (Adjusted Net Income per Share) and Return on Equity	134

INTERESTS OF EXPERTS	136

ADDITIONAL INFORMATION	136

ii

GLOSSARY OF TERMS

Assay

Analysis to determine the amount or proportion of the element of interest contained within a sample.

Adjusted net income

See “Non-GAAP Financial Measures — Adjusted Net Income (Adjusted Net Income per Share) and Return on Equity”.

Autoclave system

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.

Ball mill

A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

By-product

A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.

Barrels of oil equivalent (boe)

Barrels of oil equivalent, determined using a ratio of six (6) thousand cubic feet of natural gas to one (1) barrel of condensate or crude oil, unless otherwise indicated.

Carbonaceous

Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.

Carbon-in-leach (CIL)

A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Concentrate

A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

Represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process.

Crushing

Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

Cut-off grade

The minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).

Development

Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock.

Dilution

Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.

Doré

Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be further refined to almost pure metal.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.

Grade

The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Grinding (Milling)

Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling).

Mineral reserve

See “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources”.

Mineral resource

See “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources”.

Mining claim

That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net cash costs

See “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed entirely from a working that is open to the surface.

Ore

Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Qualified Person

See “Scientific and Technical Information”.

Realized Price

See “Non-GAAP Financial Measures — Realized Price”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and Closure Costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from the molten metal.

Refractory material

Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbons or other constituents that reduce gold recovery.

Roasting

The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility

A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons

Short tons (2,000 pounds).

Total cash costs

See “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated.  References to “C$” are to Canadian dollars.  References to “A$” are to Australian dollars.  For Canadian dollars to U.S. dollars, the average exchange rate for 2010 and the exchange rate at December 31, 2010 were one Canadian dollar per 0.9709 and 1.0054 U.S. dollars, respectively.  For Australian dollars to U.S. dollars, the average exchange rate for 2010 and the exchange rate at December 31, 2010 were one Australian dollar per 0.9208 and 1.0233 U.S. dollars, respectively.

For the year ended December 31, 2010 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, unless otherwise indicated (see “International Financial Reporting Standards”), financial information in this Annual Information Form is presented in accordance with U.S. GAAP. The audited consolidated financial statements of the Company for the year ended December 31, 2010 (the “Consolidated Financial Statements”) are incorporated by reference in this Annual Information Form. The Consolidated Financial Statements are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2010 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve (See Note 7 of “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”).  For U.S. reporting purposes, as at December 31, 2010, the mineralization at Cerro Casale is classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.

Changes in Definitions of Non-GAAP Measures

Barrick uses certain non-GAAP financial measures in its financial reports. In 2010, Barrick changed the how it defines “total cash costs”.  For a description of the change in the definition of “total cash costs”, please see pages 80 to 81 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2010 contained in Barrick’s 2010 Annual Report (the “MD&A”).  See also “Non-GAAP Financial Measures” for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of January 1, 2011, Barrick adopted International Financial Reporting Standards (“IFRS”) as its basis for accounting.  Unless otherwise stated, all information presented in this Annual Information Form which relates to prior periods, including the year-ended December 31, 2010, has been prepared in accordance with US GAAP.  All 2011 financial guidance has been prepared in accordance with IFRS.  For additional information regarding Barrick’s adoption of IFRS and its transition process, please refer to pages 85 to 98 of the MD&A.  For a description of key IFRS accounting policies that differ significantly from the comparable US GAAP policies and that Barrick has applied in preparing its preliminary unaudited balance sheets as of January 1, 2010 and operating results as at December 31, 2010 under IFRS, please refer to pages 93 to 99 of the MD&A.

FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Annual Information Form, including any information as to Barrick’s strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean peso, Argentine peso, Peruvian sol and Papua New Guinean kina versus U.S. dollar); fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, United Kingdom, Tanzania, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of Barrick’s previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral

Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2010” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or has been reviewed by, Rick Sims, Senior Director, Resources and Reserves of Barrick, Chris Woodall, Senior Director, Mining of Barrick or John Lindsay, Senior Director, Metallurgy of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

Each of Messrs. Sims, Woodall, Lindsay and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Sims, Woodall, Lindsay and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates.  No such person received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates.  As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of the outstanding securities of any class of Barrick’s associates or affiliates.

GENERAL INFORMATION

Incorporation

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled.  In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006 (see “ – General Development of the Business”).  In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009.  Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 28, 2011 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 28, 2011, including those mines held through Barrick’s equity interest in African Barrick Gold plc, is set out at the end of this “General Information” section.

General Development of the Business

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production, reserves and market capitalization. The Company has operating mines or projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan and Tanzania. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now also operates in Chile, Peru, Argentina, the Dominican Republic, Tanzania, Australia, Papua New Guinea and Pakistan.

Barrick has employed a strategy that involves acquisitions, a district development program and exploration. In 2006, Barrick completed the acquisition of Placer Dome, which included twelve mines and four significant projects.  In connection with the acquisition of Placer Dome, Barrick completed the sale to Goldcorp Inc. (“Goldcorp”) of all of Placer Dome’s Canadian properties and operations, including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project.  Barrick sold its interest in the South Deep mine, acquired in connection with the Placer Dome acquisition, in late 2006.  In 2007, Barrick increased its interest in the Porgera mine from 75% to 95%. In 2007, Barrick also acquired a 51% interest in the Cerro Casale copper-gold deposit in Chile through the acquisition of Arizona Star.  In 2008, Barrick increased its ownership in the Cortez property from 60% to 100%. In 2008, Barrick also acquired all of the issued and outstanding shares of Cadence Energy Inc. as well as certain oil and gas assets at Sturgeon Lake, Alberta from Daylight Resources Trust. The Cadence Energy Inc. and Daylight Resources Trust

acquisitions together comprise Barrick Energy Inc. (formerly Cadence Energy Inc.) (“Barrick Energy”), which was formed as part of Barrick’s long-term strategy to economically hedge its exposure to oil prices.

In September 2009, Barrick entered into an agreement (the “Silver Purchase Agreement”) with Silver Wheaton Corp. (“Silver Wheaton”) for the sale of an amount of silver equivalent to the amount of silver produced from three of its current operating mines until Pascua-Lama reaches operation, and thereafter for the equivalent of 25% of the amount of silver produced from Pascua-Lama.  Also in September 2009, Barrick announced its intention to eliminate its outstanding gold hedges and forward sales positions.  Shortly after that announcement, Barrick issued 109 million common shares for net proceeds of approximately $3.9 billion which was used to eliminate its fixed price (non-participating) gold forward sales contracts (the “Gold Hedges”) and a significant portion of its floating spot-price (fully-participating) gold forward sales contracts (the “Floating Contracts”).  During 2010, the remaining obligation relating to the Floating Contracts was repaid in full (see “Enterprise Risk Management - Financial Risk-Management – Gold Sales”).

In early 2010, Barrick’s Board of Directors approved a plan to create African Barrick Gold plc (“ABG”), a new company, to hold Barrick’s African gold mines, gold projects and gold exploration properties.  On March 24, 2010, ABG issued approximately 25% of its equity to investors on the London Stock Exchange (“LSE”) through an initial public offering. In April 2010, the over-allotment option was partially exercised, resulting in a 1.1% dilution of Barrick’s interest in ABG to 73.9%.  Also in April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for the Pueblo Viejo project.  In March 2010, Barrick completed the acquisition of an additional 25% interest in the Cerro Casale project from Kinross Gold Corporation (“Kinross”).  In 2010, Barrick Energy completed three acquisitions, increasing its 2010 annual production to 2.1 million boe from its initial 2010 forecast of 1.5 million boe.  For additional information regarding certain of Barrick’s recent acquisitions, dispositions and other transactions, see “General Information – Transactions” and see “Narrative Description of the Business”.

Barrick’s exploration activity is focused on prospective land positions and Barrick prioritizes exploration targets to optimize the investment in exploration programs. Barrick’s exploration program continues to focus both on areas around our existing mines and early stage exploration activities. For additional information regarding Barrick’s exploration programs, see “Exploration and Evaluations”.

Through a combination of acquisitions and its exploration program, Barrick has several projects at varying stages of development.  The successful development of Barrick’s projects is expected to have a significant impact on Barrick’s future operations.  The Cortez Hills project entered into production in early 2010 and has contributed significantly to Barrick’s annual production in its first year of operation (see “Material Properties – Cortez Property”).  Barrick expects to have two new mines entering production in the next three years - Pueblo Viejo in 2012 and Pascua-Lama in 2013.  For 2011, subject to permitting and other matters, the timing of which are not in Barrick’s control, Barrick expects to spend approximately $2.1 to $2.3 billion on capital expenditures for its projects on an IFRS basis (2010: $1.7 billion).  Construction activities are expected to accelerate significantly in 2011 at Pascua-Lama, while certain preliminary engineering is expected to commence a Cerro Casale.  In addition, the Company has identified a number of brownfield development projects at Barrick’s existing operations, including significant opportunities at Turquoise Ridge, Lagunas Norte and Zaldivar. For additional information regarding Barrick’s projects and brownfield development opportunities, see “Exploration and Evaluations”.

Total revenues in 2010, including revenues from discontinued operations, were $11.2 billion, an increase of $2.8 billion, or 33%, compared to 2009, primarily due to higher realized gold and copper prices and higher gold and copper sales volumes.  Realized gold prices of $1,228 per ounce in 2010 were

25% higher than in 2009, principally due to higher market gold prices (see “Non-GAAP Financial Measures – Realized Price”).  In 2010, Barrick reported net income of $3,274 million compared to a net loss of $4,274 million in 2009, which included a $5,901 million charge related to the elimination of the gold sales contracts.  Adjusted net income was $3,279 million in 2010, compared to $1,810 million recorded in the prior year (for an explanation of adjusted net income, see “Non-GAAP Financial Measures – Adjusted Net Income”).  The significant adjusting items in 2010 include: a $29 million gain related to the re-measurement of Barrick’s 50% interest in Cerro Casale on closing the acquisition of an additional 25% interest in 2010; $32 million of unrealized hedge gains primarily relating to Chilean peso contracts; partially offset by $43 million in restructuring charges relating to costs for a long-term tire supply contract and severance arrangements and $34 million in unrealized foreign currency translation losses related to deferred income tax and working capital balances in our regional business units.

In 2009, Barrick produced 7.40 million ounces of gold and 393 million pounds of copper.  In 2010, Barrick’s gold production was 7.77 million ounces, 5% higher than 2009 gold production, with total cash costs of $457 per ounce, net cash costs of $341 and cost of sales of $3.80 billion.  Barrick’s copper production in 2010 was 368 million pounds of copper, 6% lower than 2009 copper production, with total cash costs of $1.11 per pound and cost of sales of $433 million.  For an explanation of net cash costs and total cash costs per ounce/pound, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce”.  See also “Narrative Description of the Business – Production”.

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines:

Gold Mines	Ownership(1)	2010	2009
		(thousands of ounces)	(thousands of ounces)
North America
Goldstrike Property, Nevada(2)	100%	1,239	1,419
Round Mountain Mine, Nevada(3)	50%	178	209
Hemlo Property, Ontario(4)	100%	242	275
Marigold Mine, Nevada(3)	33%	46	49
Bald Mountain Mine, Nevada	100%	59	75
Cortez Mine, Nevada	100%	1,141	518
Turquoise Ridge Mine, Nevada(3)	75%	124	133
Golden Sunlight Mine, Montana	100%	—	28
Ruby Hill Mine, Nevada	100%	81	104
		3,110	2,810
South America
Veladero Mine, Argentina	100%	1,121	611
Pierina Mine, Peru	100%	191	271
Lagunas Norte Mine, Peru	100%	808	1,007
		2,120	1,889
Australia Pacific
Plutonic Mine, Western Australia	100%	136	144
Yilgarn South, Western Australia(5)	100%	314	325
Kalgoorlie Mine, Western Australia(3)	50%	394	345
Kanowna Mine, Western Australia	100%	251	284
Osborne Mine, Queensland, Australia(6)	100%	27	43
Henty Mine, Tasmania(7)	100%	—	26
Cowal Mine, Central New South Wales, Australia	100%	298	233
Porgera Mine, Papua New Guinea(3)	95%	519	550
		1,939	1,950

Africa(8)
Bulyanhulu Mine, Tanzania	73.90%	208	249
Tulawaka Mine, Tanzania(3)	51.73%	34	66
North Mara Mine, Tanzania	73.90%	171	212
Buzwagi Mine, Tanzania(9)	73.90%	151	189
		564	716
Other		31	31
Company Total		7,765	7,397

(1)        Barrick’s interest is subject to royalty obligations at certain mines.

(2)                         Effective in the first quarter of 2010, the Storm mine has been consolidated under the Goldstrike Property for reporting purposes.  Storm mine production in 2009 and 2010 (in 000s of ounces) was 65 and 74, respectively.

(3)                         Barrick’s proportional share.

(4)                         In April 2009, Barrick increased its interest in the Hemlo mine from 50% to 100%.  Production includes an additional 50% interest in Hemlo from January 1, 2009 onwards.

(5)                         Effective in the first quarter of 2008, the Darlot, Lawlers and Granny Smith mines have been consolidated under Yilgarn South for reporting purposes.

(6)                         In September 2010, Barrick completed the divestiture of its Osborne mine.

(7)                         In July 2009, Barrick sold the Henty mine to Bendigo Mining Limited.

(8)                         Figures relating to ABG are stated at 100% up to March 31, 2010 and at 73.9% thereafter.

(9)                         The Buzwagi mine commenced production in May 2009.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines:

Copper Mines	Ownership	2010	2009
		(millions of pounds)	(millions of pounds)
Zaldívar Mine, Chile	100%	318	302
Osborne Mine, Queensland, Australia(1)	100%	50	91
Company Total		368	393

(1)                         In September 2010, Barrick completed the divestiture of its Osborne mine.

See “Narrative Description of the Business” in this Annual Information Form, Note 4 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating and geographic segments.  See “Narrative Description of the Business — Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

Transactions

IPO of African Gold Mining Operations

In March 2010, the initial public offering (“IPO”) for ABG closed and ABG’s approximately 404 million shares were admitted to the Official List of the UK Listing Authority and to trading on the LSE’s main market for listed securities.  ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity, and Barrick retained an interest in approximately 303 million shares, or about 75% of the equity of ABG.  In April 2010, the over-allotment option was partially exercised, resulting in a 1.1% dilution of Barrick’s interest in ABG to 73.9%.  The net proceeds received from the IPO and the exercise of the over-allotment option were approximately $884 million.

Pueblo Viejo Project Financing

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for the Pueblo Viejo project.  The lending syndicate is comprised of international finance institutions, including two export credit agencies, and a syndicate of commercial banks.  The financing is divided into three tranches of $400 million, $375 million and $260 million, with terms of 15, 15 and 12 years, respectively.  Barrick and Goldcorp have each provided a guarantee for their proportionate share, which will terminate upon Pueblo Viejo meeting certain operating completion tests and is subject to a carve out for certain political risk events.  In June 2010, Pueblo Viejo Dominicana Corporation, the entity which owns the Pueblo Viejo project, received $782 million (100% basis) in the first draw on this financing arrangement and the funds are being used to fund ongoing construction at the project. On March 29, 2011, PVDC drew an additional $159 million (100% basis) of the facility.

Acquisition of Additional 25% Interest in Cerro Casale

In March, 2010, Barrick completed the acquisition of an additional 25% interest in the Cerro Casale project from Kinross for cash consideration of $474 million, comprised of $454 million in cash and the elimination of a $20 million contingent obligation, which was payable by Kinross to Barrick on a construction decision.  Barrick’s interest in the project is now 75% and Barrick has obtained control of the project.

Barrick Energy Acquisitions

In 2010, Barrick Energy completed three acquisitions.  In May 2010, Barrick Energy acquired all of the outstanding shares of Bountiful Resources (“Bountiful”), a privately held corporation, for approximately $109 million.  In June 2010, Barrick Energy acquired the Puskwa property from Galleon Energy Inc. (“Puskwa”) for approximately $130 million.  In September 2010, Barrick Energy acquired the assets of Dolomite Resources (“Dolomite”) for approximately $25 million.  The properties acquired in these transactions are in close proximity to Barrick Energy’s existing operations and it is expected that operational synergies will be realized once these properties have been fully integrated.  Barrick Energy provides a natural economic hedge against Barrick’s fuel price exposure and, with the benefit of these transactions, Barrick Energy’s total production for 2010 increased to approximately 2.1 million boe from the initial 2010 forecast of 1.5 million boe.

Disposition of Sedibelo

In March 2010, Barrick disposed of its 10% interest in the Sedibelo platinum project (“Sedibelo”) and certain assets to the Bakgatla-Ba-Kgafela Tribe (“BBK”), the owner of the remaining 90% interest in Sedibelo, and transferred certain long lead items required for the development of Sedibelo to Newshelf 1101 (Proprietary) Limited, for total consideration of approximately $44 million.  In addition, Barrick settled various outstanding matters between Barrick and the BBK regarding Sedibelo and their respective interests.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (Ontario)
Sutton Resources Ltd. (British Columbia)
Romanex International Limited (British Columbia)
40%
Kagera Mining Company Limited (Tanzania)
Kabanga Nickel Company Limited (Tanzania)
60%
Kabanga Holdings Limited (Cayman Islands)
16.70%
Kagera Project (Tanzania)
Kabanga Project (Tanzania)
BGC Holdings Ltd. (Cayman Islands)
Barrick Holdings International Ltd. (Cayman Islands)
Barrick International (Barbados) Corp. (Barbados)
Barrick Holdings Ltd. (Cayman Islands)
Barrick Holdings Ltd. Agencia en Chile (Chile)
South American Mineral Ventures Limited (Cayman Islands)
98%
Minera Barrick Misquichilca S.A. (Peru)
Pierina Mine (Peru)
Lagunas Norte Mine (Peru)
Compania Minera Cerro Amarillo (Chile)
88%
Barrick Exploraciones Argentina S.A. (Argentina)
95%
Compania Minera San Jose Inc. (Cayman Islands)
Exploraciones Mineras Argentinas S.A. (Panama)
Compania Minera Nevada Spa. (Chile)
Pascua-Lama Project (Chile/Argentina)
11%
Compania Minera San Jose, de Argentina (Cayman Islands)
Placer B-C Limited (Grand Cayman)
Zaldivar Chile Inc. (Grand Cayman)
Compania Minera Zaldivar S.A. (Chile)
Zaldivar Mine (Chile)
Inversiones Barrick Conosur Limitada (Chile)
43.81%
9.11%
African Barrick Gold Plc (United Kingdom)
21.03%
PDG Sona (Cayman) Limited (Cayman Islands)
BUK HoldCo Limited (United Kingdom)
KMCL Holdings Ltd. (Cayman Islands)
Bulyanhulu Gold Mine Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
East African Gold Mines Limited (Australian Capital Territory)
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
1816962 Ontario Inc. (Ontario)
Pangea Goldfields Inc. (Ontario)
1051694 Ontario Inc. (Ontario)
95%
Pangea Minerals Ltd. (Tanzania)
5%
Buzwagi Mine (Tanzania)
70%
Tulawaka Mine (Tanzania)
Argentina Gold Corp (Canada)
45.2%
Argentina Gold (Bermuda) I Ltd. (Bermuda)
54.8%
Argentina Gold (Bermuda) II Ltd. (Bermuda)
Minera Argentina Gold S.A. (Argentina)
Veladero Mine (Argentina)
ABX Financeco Inc. (Delaware)
PDG Aurora LLC (Cayman Islands)
PDG Bank Limited (Barbados)
Barrick Gold Exploration Inc. (Delaware)
Barrick Holding Co (California)
96%
4%
Barrick (HMC) Mining Company (Delaware)
Homestake Mining Company of California (California)
33%
Marigold Mine (United States)
Barrick Goldstrike Mines Inc. (Colorado)
Goldstrike Property (United States)
Barrick Gold Finance Inc. (Delaware)
40%
46%
54%
Barrick Gold Finance Company (Nova Scotia)
85.94%
11.85%
Barrick Gold Inc. (Ontario)
Hemlo Property (Canada)
Bargold Corporation (Delaware)
Homestake Nevada Corporation (California)
25%
25%
Round Mountain Mine (United States)
Ruby Hill Mine (United States)
Arizona Star Resource (Bermuda) Ltd. (Bermuda)
50%
AC 40689 Ltd. (Cayman Islands)
Compania Minera Casale (Chile)
Cerro Casale Project (Chile)
50%
Atacama Copper Pty Limited (New South Wales)
Tethyan Copper Company Pty Ltd (Western Australia)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
75%
Reko Diq Project (Pakistan)
Barrick North America Holding Corporation (Nevada)
Barrick Turquoise Ridge Inc. (Delaware)
75%
Turquoise Ridge Mine (United States)
Barrick Gold U.S. Inc. (California)
Barrick Cortez Inc. (Delaware)
Cortez Hills Project (United States)
60%
Cortez Mine (United States)
Bald Mountain Mine (United States)
Golden Sunlight Mines Inc. (California)
Golden Sunlight Mine (United States)
50%
Donlin Creek LLC (Delaware)
Donlin Creek Project (United States)
Barrick (Australian Pacific Holdings) Pty Ltd. (Northern Territory)
Barrick Mining Company (Australia) Limited (New South Wales)
Barrick (Australia Pacific) Limited (South Australia)
50%
Grants Patch Mining Limited (Queensland)
Barrick (Lawlers) NL (Western Australia)
Barrick (Plutonic) Limited (New South Wales)
Kalgoorlie Consolidated Gold Mines Pty Ltd. (Western Australia)
Barrick (Cowal) Limited (South Australia)
Darlot Mine (Australia)
Barrick (Darlot) NL (New South Wales)
Lawlers Mine (Australia)
Plutonic Mine (Australia)
KCGM Superpit (Australia)
Cowal Mine (Australia)
60%
Dominicana Holdings Inc. (Barbados)
Pueblo Viejo Dominicana Corporation (Barbados)
Pueblo Viejo Project (Dominican Republic)
Barrick (PD) Australia Limited (New South Wales)
Barrick (PNG) Limited (Papua New Guinea)
Barrick (Niugini) Limited (Papua New Guinea)
95%
Porgera Mine (Papua New Guinea)
Barrick (Granny Smith) Pty. Limited (Western Australia)
60%
Granny Smith Mine (Australia)
40%
Delta Gold Limited (New South Wales)
Barrick (GSM) Ltd. (New South Wales)
AurionGold Limited (A.C.T.)
Delta Gold Limited (New South Wales)
Barrick (Kanowna) Limited (Queensland)
Kanowna Belle Mines (Australia)

Barrick Gold Corporation
Mine
Project
Donlin Creek
Plutonic
WESTERN AUSTRALIA
Lawlers
Darlot
Granny Smith
Kanowna
Kalgoorlie
0 km
100
Porgera
Cowal
Turquoise Ridge
Goldstrike
Marigold
Cortez
Bald Mountain
Ruby Hill
NEVADA
Round Mountain
0 km
100
Golden Sunlight
Hemlo
Pueblo Viejo
Lagunas Norte
Pierina
Zaldívar
CHILE
ARGENTINA
Cerro Casale
Pascua-Lama
Veladero
0 km
200
North Mara
TANZANIA
Kabanga
Tulawaka
Bulyanhulu
Buzwagi
0 km
100
Reko Diq

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development.  Barrick also produces significant amounts of copper, principally from the Zaldívar mine, and oil and gas through its Barrick Energy division in Canada, (see “Enterprise Risk Management – Financial Risk Management – Currency, Interest Rate and Other Commodity Hedge Programs”) and holds other interests, including a nickel development project located in Africa and a copper-gold project in Pakistan.  Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its regional business units (“RBU”) (as described below), its 73.9% equity interest in ABG, which includes Barrick’s previously held African gold mines and exploration properties, and Barrick as a whole.  For an explanation of total cash costs per ounce/pound, refer to “Non-GAAP Financial Measures – Total Cash Costs and Net Cash Costs Per Ounce”.

Production

For the year-ended December 31, 2010, Barrick produced 7.77 million ounces of gold at average total cash costs of $457 per ounce, net cash costs of $341 per ounce and cost of sales attributed to gold of $3.80 billion.  Barrick also produced 368 million pounds of copper at average total cash costs of $1.11 per pound and cost of sales attributed to copper of $433 million. Barrick’s 2011 gold production is targeted at approximately 7.6 to 8.0 million ounces, which is in a similar range of 2010 gold production.  Barrick expects average total cash costs in 2011 of $450 to $480 per ounce, net cash costs of $340 to $380 per ounce and cost of sales in the range of $5.1 to $5.3 billion, all on an IFRS basis, assuming a market gold price of $1,300 per ounce, a market oil price of $85 per barrel and an Australian dollar exchange rate of 0.95:1.  Gold production in North America is expected to increase due to an increase in tons processed and higher average head grades at Cortez Hills and the recommencement of production at Golden Sunlight after a two-year mine development period.  The increase in North America is offset by lower production in South America, primarily due to lower ore grades at Veladero.  Production in Australia Pacific and Barrick’s share of ABG production are expected to be in line with 2010 production levels.  2011 copper production is targeted at approximately 300 million pounds at expected total cash costs of approximately $1.35 to $1.45 per pound on an IFRS basis.  Lower copper production in 2011 is due primarily to the disposition of the Osborne mine in 2010.  Cost of sales applicable to copper in 2011 is expected to be in the range of $500 to $520 million on an IFRS basis.  See “Forward-Looking Information”.

Capital Projects Group

In 2007, reflecting the importance of its projects, Barrick expanded the capacity of the group responsible for the development and construction of projects through the addition of experienced staff with the necessary specialized skill set associated with project management.  In 2008, Barrick formed a dedicated Capital Projects group that is distinct from the RBUs to focus on managing large projects and building new mines.  This specialized group is intended to manage, in close coordination with the RBUs, the development of Barrick’s projects from project design, permitting, construction and commissioning through to the commencement of commercial operations, at which point primary responsibility for the project’s operations transfer to the RBUs.  Efforts will continue in 2011 to enhance Barrick’s capacity to deliver on its significant projects in the coming years (for additional information regarding Barrick’s projects, see

“Material Properties – Pueblo Viejo Project”, “Material Properties – Pascua-Lama Project” and “Exploration and Evaluations”).

Regional Business Units and ABG

As of December 31, 2010, Barrick had three RBUs: North America, Australia Pacific and South America.  Barrick also holds a 73.9% equity interest in ABG, which includes Barrick’s previously held gold mines and exploration properties in Africa.  Barrick’s regional business unit structure reflects how Barrick manages its business and how it classifies its operations for planning and measuring performance. Set out below is a brief description of the mines and projects of each RBU as well as a description of Barrick’s interests in Africa, which includes its equity interest in ABG.  Each RBU receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as strategy and sustainability of mining operations, including exploration, production and closure.  ABG has a greater amount of independence in comparison to Barrick’s other RBUs, as further described below.

For details regarding 2010 production for the mines in each RBU and within ABG, see “General Information – General Development of the Business”.  For additional details regarding each RBU’s reserves and resources, and the reserves and resources held in ABG, see “ – Mineral Reserves and Resources”.  See also Note 4 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating and geographic segments.

North America

Barrick’s North American operations consist of its Goldstrike property (a material property for the purposes of this Annual Information Form, see “Material Properties – Goldstrike Property”), its Cortez property (consisting of the Cortez mine and Cortez Hills mine, and also a material property for purposes of this Annual Information Form, see “Material Properties – Cortez Property”), its 50% interest in the Round Mountain mine, its Ruby Hill mine, its Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. Barrick’s North American projects are its 60% interest in the Pueblo Viejo project (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Project”) and its 50% interest in the Donlin Creek project (see “Exploration and Evaluations”).  In 2010, the region produced approximately 3.1 million ounces of gold at total cash costs of $489 per ounce and cost of sales at $1.5 billion, compared to approximately 2.8 million ounces of gold at total cash costs of $504 per ounce and cost of sales of approximately $1.4 billion produced in the region in 2009.  In 2011, Barrick expects gold production from its North American operations in the range of 3.30 to 3.46 million ounces.  Production is expected to be higher than 2010 primarily due to an increase in tons processed and higher head grades from the Cortez Hills open pit mine and the recommencement of production at Golden Sunlight after a two-year period of mine development.  2011 production at Goldstrike is expected to be lower than 2010 due to a significant waste stripping campaign and the processing of lower grade stockpile ore.  Total cash costs are expected to be $425 to $450 per ounce compared to $429 per ounce in 2010 on an IFRS basis.

South America

The South American RBU’s Lagunas Norte mine in Peru, Veladero mine in Argentina, and Zaldívar copper mine in Chile are each material properties for the purposes of this Annual

Information Form (see “Material Properties – Lagunas Norte, – Veladero, and – Zaldívar”). Its other operation consists of its Pierina mine in Peru. Barrick’s South American projects consist of its Pascua-Lama project in Chile and Argentina (a material property for the purposes of this Annual Information Form, see “Material Properties – Pascua-Lama Project”) and its 75% interest in the Cerro Casale project in Chile (see “Exploration and Evaluations”). In 2010, the region produced approximately 2.1 million ounces of gold, at total cash costs of $243 per ounce and cost of sales at $515 million, and 318 million pounds of copper, at total cash costs of $1.09 per pound and cost of sales at $345 million.  In 2009, the region produced approximately 1.9 million ounces of gold, at total cash costs of $265 per ounce and cost of sales at $499 million, and 302 million pounds of copper, at total cash costs of $1.17 per pound and cost of sales at $361 million.  In 2011, the South American RBU is expected to produce 1.8 to 1.935 million ounces of gold.  Production is expected to be lower than 2010 primarily due to the mining of lower grade areas at Veladero and lower recoveries at Lagunas Norte due to leaching of more carbonaceous materials as well as longer leach cycles compared to 2010.  Total cash costs are expected to be $350 to $380 per ounce compared to $208 per ounce in 2010 on an IFRS basis.  The increase in total cash costs per ounce of gold from 2010 levels is primarily due to higher labour costs and the processing of lower ore grades at Veladero.  Copper production for 2010 increased by 5% compared to the prior year, mainly due to increased tons processed and higher grades as a result of mining higher grade areas of the open pit and improved recoveries from the leach pad.  The decrease in total cash costs per pound in 2010 was mainly due to lower cost of sales and higher production and sales volume.  Barrick expects 2011 copper production to be approximately 300 million pounds, with total cash costs in the range of $1.35 to $1.45 per pound on an IFRS basis.  Cash costs are expected to increase in 2011 due to an increase in the price of sulfuric acid and lower grades at Zaldivar.

Australia Pacific

Barrick’s Australia Pacific operations consist of its 95% interest in the Porgera mine in Papua New Guinea (a material property for purposes of this Annual Information Form, see “Material Properties – Porgera Mine”), its Cowal mine, its 50% interest in the Kalgoorlie mine, its operating mines referred to as Yilgarn South and located in the Yilgarn District in Western Australia (Plutonic, Darlot and Lawlers), its Granny Smith mine and its Kanowna mine.  In September 2010, Barrick’s Australia Pacific RBU completed the sale of its Osborne mine.  In 2010, the region produced approximately 1.9 million ounces of gold at total cash costs of $613 per ounce and cost of sales of $1.3 billion compared to approximately 2.0 million ounces of gold at total cash costs of $581 per ounce and cost of sales of $1.1 billion produced in the region in 2009.  In 2011, the region is expected to produce 1.85 to 2.0 million ounces of gold, which is in a similar range of 2010 production.  Total cash costs are expected to be $610 to $625 per ounce compared to $576 per ounce in 2010 on an IFRS basis.

African Barrick Gold

In connection with the listing of ABG on the LSE and the issuance of shares to the public in 2010, Barrick no longer has an Africa RBU; however, for reporting purposes ABG will continue to be treated as an operating segment within Barrick.  Barrick currently holds a 73.9% equity interest in ABG.  The assets, liabilities, operating results and cash flows of ABG will be consolidated by Barrick.  ABG’s operations consist of its Bulyanhulu mine, its 70% interest in the Tulawaka mine, its North Mara mine and its Buzwagi mine, all located in Tanzania.  ABG’s main exploration projects include the Golden Ridge prospect, the Jomu prospect, the North Mara Gokona-Nyabigena prospect and the Nyanzaga project.  In April 2010, ABG completed the acquisition of Tusker Gold Limited (“Tusker”) for net aggregate consideration of approximately $74 million.  Tusker’s principal asset was its 49% interest in the Nyanzaga project in Tanzania; a subsidiary of ABG held the other 51% interest in that project.  With the acquisition of Tusker ABG owns 100% of the Nyanzaga project.

In 2010, Barrick’s equity interest in ABG’s gold production was approximately 564,000 ounces of gold at total cash costs of $646 per ounce and cost of sales of $390 million.  In 2009, the African region produced, on a 100% basis, approximately 716,000 ounces of gold at total cash costs of $545 per ounce and cost of sales of $377 million.

In 2011, Barrick expects equity gold production from ABG, reflecting Barrick’s 73.9% equity interest, in the range of 515,000 to 560,000 ounces.  Production is expected to be slightly lower than 2010, as Barrick’s full year share of production in 2010 was about 80%, due to the recognition of 100% ownership in the first quarter and 73.9% ownership for the remainder of the year.  Total cash costs are expected to be $590 to $650 per ounce compared to $570 per ounce in 2010 on an IFRS basis.  Buzwagi production is expected to be higher in 2011 due to successfully addressing production hurdles that arose in 2010, which included issues relating to fuel theft at site, while production at North Mara is expected to be lower due to increased waste stripping and production from lower grade stockpile ore.  Total cash costs are expected to be higher due to lower North Mara grades and an increase in energy, labour and contractor costs at most sites.

Barrick and its affiliates provide certain services to ABG and its subsidiaries for the ongoing operation of ABG’s business pursuant to a services agreement entered into by the parties.  In addition, Barrick and ABG are also parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies.  The principal purpose of the relationship agreement is to ensure that ABG is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms.  Under that agreement, so long as Barrick maintains at 40% equity interest in ABG, Barrick is entitled to appoint the greater of (i) three non-executive directors to ABG’s board of directors; and (ii) the maximum number of non-executive directors that may be appointed to ABG’s board of directors, while ensuring ABG is compliant with the UK Combined Code of Corporate Governance. If Barrick’s shareholding in ABG falls below 40%, there is a sliding scale as to the number of directors it may appoint.  As of March 28, 2011, ABG had nine directors, two of which were appointed by Barrick.  The relationship agreement will remain in force as long as ABG’s shares are listed on the LSE and Barrick maintains at least a 15% equity interest.  The relationship agreement contains a number of other commitments and restrictions, including a non-competition clause pursuant to which (i) Barrick agrees it will not pursue any gold or silver mining project in Africa, as such terms are defined in the relationship agreement, and (ii) ABG agrees it will not pursue any gold or silver mining project outside of Africa, as such terms are defined in the relationship agreement.  The non-competition clause is subject to various exceptions and only applies for so long as Barrick holds at least a 30% equity interest in ABG.  If either Barrick or ABG wants to pursue a project which is subject to the non-competition restriction (the “Notifying Party”), they are required to notify the other party and, if the other party waives the opportunity or fails to respond in a timely fashion, the Notifying Party will be entitled to pursue the project described in the notice. For additional information regarding ABG’s IPO, see “General Information - Transactions”.

Barrick’s Kabanga nickel project is not included in the assets held by ABG.  Barrick continues to directly hold its 50% interest in the Kabanga project, which is located in Tanzania (see “Exploration and Evaluations”).

Mineral Reserves and Mineral Resources

At December 31, 2010, Barrick’s total proven and probable gold mineral reserves were 139.8 million ounces. In aggregate, Barrick increased its total reserves by approximately 9.2 million ounces, which offset the depletion of 9.2 million ounces from 2010 production.  The increase primarily reflects incremental reserves due to the acquisition of an additional 25% interest in Cerro Casale and reserve additions at Goldstrike, Cortez, Veladero and Ruby Hill, partially offset by a decrease as a result of the disposition of Barrick’s 26.1% interest in ABG (see “ – Reconciliation of Mineral Reserves”).  At December 31, 2010, Barrick’s total proven and probable copper reserves were 6.5 billion pounds. During 2010, Barrick produced 368 million pounds of copper (577 million contained pounds) as compared to approximately 393 million pounds of copper at December 31, 2009 (675 million contained pounds).

Except as noted below, 2010 reserves have been calculated using an assumed gold price of $1000 per ounce, an assumed silver price of $16.00 per ounce, an assumed copper price of $2.00 per pound and exchange rates of $1.05 C$/U.S.$ and $0.85 U.S.$/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2010 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below).  Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Material Properties”.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the U.S. Securities Exchange Act of 1934.  Industry Guide 7 (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables”).  For U.S. reporting purposes, as at December 31, 2010, the mineralization at Cerro Casale was classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

Definitions

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

GOLD MINERAL RESERVES (1),(3),(4),(7),(10),(11)

As at December 31, 2010	PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	60,555	0.097	5,874	35,310	0.107	3,782	95,865	0.101	9,656
Goldstrike Underground	4,543	0.346	1,571	6,329	0.219	1,387	10,872	0.272	2,958
Goldstrike Property Total	65,098	0.114	7,445	41,639	0.124	5,169	106,737	0.118	12,614
Pueblo Viejo (60.00%)	8,864	0.097	857	159,553	0.084	13,338	168,417	0.084	14,195
Cortez	38,350	0.081	3,104	278,731	0.041	11,390	317,081	0.046	14,494
Bald Mountain	76,886	0.021	1,604	169,825	0.019	3,144	246,711	0.019	4,748
Turquoise Ridge (75.00%)	4,182	0.458	1,914	5,072	0.455	2,310	9,254	0.456	4,224
Round Mountain (50.00%)	26,909	0.021	563	46,108	0.016	756	73,017	0.018	1,319
South Arturo (60.00%)	—	—	—	27,358	0.051	1,391	27,358	0.051	1,391
Ruby Hill	1,273	0.082	104	15,909	0.064	1,018	17,182	0.065	1,122
Hemlo	5,397	0.107	580	12,991	0.060	782	18,388	0.074	1,362
Marigold Mine (33.33%)	9,348	0.019	175	38,495	0.016	600	47,843	0.016	775
Golden Sunlight	2,355	0.065	154	7,294	0.053	385	9,649	0.056	539
SOUTH AMERICA
Cerro Casale (75.00%)(12)	191,429	0.019	3,575	811,293	0.017	13,802	1,002,722	0.017	17,377
Pascua-Lama	43,395	0.050	2,160	380,536	0.041	15,685	423,931	0.042	17,845
Veladero	27,785	0.031	875	455,396	0.023	10,416	483,181	0.023	11,291
Lagunas Norte	16,498	0.038	635	193,606	0.031	5,983	210,104	0.031	6,618
Pierina	37,163	0.014	533	22,784	0.011	258	59,947	0.013	791
AUSTRALIA PACIFIC
Porgera (95.00%)	46,963	0.086	4,047	36,648	0.092	3,385	83,611	0.089	7,432
Kalgoorlie (50.00%)	30,173	0.046	1,387	40,687	0.059	2,393	70,860	0.053	3,780
Cowal	13,851	0.024	339	57,199	0.037	2,139	71,050	0.035	2,478
Plutonic	110	0.227	25	1,968	0.201	395	2,078	0.202	420
Kanowna Belle	3,630	0.176	640	3,183	0.140	446	6,813	0.159	1,086
Darlot	1,860	0.112	209	1,381	0.140	194	3,241	0.124	403
Granny Smith	805	0.160	129	3,213	0.152	488	4,018	0.154	617
Lawlers	387	0.163	63	1,737	0.166	289	2,124	0.166	352
Henty(13)	—	—	—	—	—	—	—	—	—
AFRICA(14)
Bulyanhulu (73.90%)	976	0.322	314	22,927	0.342	7,833	23,903	0.341	8,147
North Mara (73.90%)	6,949	0.076	531	15,553	0.101	1,565	22,502	0.093	2,096
Buzwagi (73.90%)	3,425	0.033	112	41,852	0.048	2,025	45,277	0.047	2,137
Tulawaka (51.73%)	163	0.123	20	98	0.296	29	261	0.188	49
OTHER	147	0.395	58	63	0.413	26	210	0.400	84

TOTAL	664,371	0.048	32,152	2,893,099	0.037	107,634	3,557,470	0.039	139,786

COPPER MINERAL RESERVES (1),(3),(4),(7),(10),(11)

As at December 31, 2010	PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)
Zaldivar	403,813	0.544	4,394	209,024	0.507	2,120	612,837	0.531	6,514
TOTAL	403,813	0.544	4,394	209,024	0.507	2,120	612,837	0.531	6,514

See “—Notes to the Mineral Reserves, Resources, and Reconciliation Tables.

GOLD MINERAL RESOURCES (1),(2),(3),(5)
As at December 31, 2010	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	793	0.037	29	3,901	0.037	144	173	1,344	0.065	87
Goldstrike Underground	1,613	0.347	560	5,158	0.283	1,460	2,020	3,047	0.298	908
Goldstrike Property Total	2,406	0.245	589	9,059	0.177	1,604	2,193	4,391	0.227	995
Pueblo Viejo (60.00%)	2,692	0.059	160	94,115	0.059	5,515	5,675	5,191	0.064	332
Cortez	3,844	0.055	210	56,619	0.073	4,110	4,320	50,337	0.103	5,174
Bald Mountain	43,133	0.012	514	108,811	0.011	1,166	1,680	60,636	0.011	686
Turquoise Ridge (75.00%)	2,847	0.234	666	61,372	0.126	7,749	8,415	32,570	0.160	5,200
Round Mountain (50.00%)	12,990	0.028	366	37,875	0.020	741	1,107	24,870	0.018	441
South Arturo (60.00%)	—	—	—	16,041	0.043	692	692	6,974	0.018	126
Ruby Hill	705	0.026	18	60,825	0.023	1,372	1,390	12,885	0.024	307
Hemlo	1,601	0.117	187	2,583	0.043	112	299	1,362	0.156	212
Marigold Mine (33.33%)	1,351	0.016	22	25,491	0.014	365	387	15,546	0.014	217
Golden Sunlight	306	0.056	17	925	0.044	41	58	2,494	0.035	87
Donlin Creek (50.00%)	4,692	0.067	316	317,793	0.060	19,041	19,357	43,499	0.069	2,995
SOUTH AMERICA
Cerro Casale (75.00%)(12)	14,643	0.011	164	185,199	0.012	2,212	2,376	384,355	0.011	4,350
Pascua-Lama	19,956	0.033	666	211,634	0.026	5,594	6,260	32,290	0.036	1,178
Veladero	4,053	0.010	42	47,077	0.012	558	600	75,183	0.008	581
Lagunas Norte	1,185	0.020	24	39,344	0.019	732	756	7,951	0.015	117
Pierina	10,333	0.017	172	7,955	0.013	101	273	19,934	0.003	58
AUSTRALIA PACIFIC
Porgera (95.00%)	6,119	0.057	351	13,416	0.082	1,098	1,449	13,840	0.090	1,243
Kalgoorlie (50.00%)	1,934	0.064	124	44,973	0.023	1,028	1,152	1,109	0.146	162
Cowal	—	—	—	47,349	0.032	1,503	1,503	12,686	0.031	395
Plutonic	564	0.121	68	2,566	0.293	752	820	4,049	0.307	1,242
Kanowna Belle	4,022	0.115	462	3,179	0.138	439	901	4,133	0.101	419
Darlot	290	0.152	44	1,386	0.153	212	256	555	0.162	90
Granny Smith	830	0.161	134	2,589	0.180	465	599	4,855	0.239	1,162
Lawlers	—	—	—	1,118	0.249	278	278	687	0.319	219
Reko Diq (37.50%)	718,521	0.009	6,466	514,465	0.006	3,040	9,506	1,192,569	0.005	6,399
AFRICA(14)
Bulyanhulu (73.90%)	—	—	—	9,011	0.236	2,128	2,128	7,180	0.344	2,472
North Mara (73.90%)	2,055	0.071	146	13,128	0.092	1,209	1,355	1,515	0.055	84
Buzwagi (73.90%)	61	0.033	2	14,666	0.028	415	417	5,119	0.035	181
Tulawaka (51.73%)	—	—	—	422	0.159	67	67	76	0.145	11
OTHER	—	—	—	163	0.307	50	50	192	0.349	67

TOTAL	861,133	0.014	11,930	1,951,149	0.033	64,389	76,319	2,029,033	0.018	37,202

COPPER MINERAL RESOURCES (1),(2),(3),(5)
As at December 31, 2010	MEASURED (M)			INDICATED (I)			(M) +(I)	INFERRED
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
Zaldivar	80,445	0.433	697	66,148	0.443	586	1,283	69,308	0.545	756
Reko Diq (37.50%)	718,521	0.536	7,697	514,465	0.392	4,034	11,731	1,192,569	0.352	8,393
TOTAL	798,966	0.525	8,394	580,613	0.398	4,620	13,014	1,261,877	0.363	9,149

See “- Notes to the Mineral Reserves, Resources, and Reconciliation Tables

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1),(A)

For the year ended Dec. 31, 2010	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Process
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	8,864	0.64	5,664	159,553	0.52	82,714	168,417	0.52	88,378	86.9%
SOUTH AMERICA
Cerro Casale (75.00%)(12)	191,429	0.05	10,482	811,293	0.04	33,564	1,002,722	0.04	44,046
Pascua-Lama	43,395	1.72	74,563	380,536	1.57	596,932	423,931	1.58	671,495	81.6%
Lagunas Norte	16,498	0.13	2,149	193,606	0.11	21,034	210,104	0.11	23,183	21.2%
Veladero	27,785	0.39	10,814	455,396	0.44	199,857	483,181	0.44	210,671	6.4%
Pierina	37,163	0.37	13,678	22,784	0.37	8,369	59,947	0.37	22,047	36.8%
AFRICA(14)
Bulyanhulu (73.90%)	976	0.23	220	22,927	0.27	6,292	23,903	0.27	6,512	75.0%

TOTAL	326,110	0.36	117,570	2,046,095	0.46	948,762	2,372,205	0.45	1,066,332	61.5%

(A) Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1),(A)

For the year ended Dec. 31, 2010	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Process
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)	recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	8,864	0.120	21.3	159,553	0.093	297.9	168,417	0.095	319.2	79.5%
SOUTH AMERICA
Cerro Casale (75.00%)(12)	191,429	0.189	722.0	811,293	0.223	3,614.4	1,002,722	0.216	4,336.4	81.2%
Pascua-Lama	43,395	0.096	83.2	380,536	0.075	574.4	423,931	0.078	657.6	62.9%
AFRICA(14)
Bulyanhulu (73.90%)	976	0.415	8.1	22,927	0.673	308.5	23,903	0.662	316.6	95.0%
Buzwagi (73.90%)	3,425	0.006	0.4	41,852	0.125	104.3	45,277	0.116	104.7	76.5%

TOTAL	248,089	0.168	835.0	1,416,161	0.173	4,899.5	1,664,250	0.172	5,734.5	79.6%

(A) Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “—Notes to the Mineral Reserves, Resources, and Reconciliation Tables.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2010	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Ounces	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	2,692	0.39	1,058	94,115	0.34	32,217	33,275	5,191	0.53	2,746
SOUTH AMERICA
Cerro Casale (75.00%)(12)	14,643	0.04	637	185,199	0.03	5,848	6,485	384,355	0.03	11,636
Pascua-Lama	19,956	0.74	14,865	211,634	0.71	150,720	165,585	32,290	0.45	14,676
Lagunas Norte	1,185	0.08	96	39,344	0.07	2,751	2,847	7,951	0.06	473
Veladero	4,053	0.19	750	47,077	0.33	15,703	16,453	75,183	0.31	23,663
Pierina	10,333	0.34	3,515	7,955	0.35	2,824	6,339	19,934	0.32	6,320
AFRICA(14)
Bulyanhulu (73.90%)	—	—	—	9,011	0.21	1,906	1,906	7,180	0.30	2,133

TOTAL	52,862	0.40	20,921	594,335	0.36	211,969	232,890	532,084	0.12	61,647

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2010	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	2,692	0.10	5.4	94,115	0.082	154.2	159.6	5,191	0.098	10.2
SOUTH AMERICA
Cerro Casale (75.00%)(12)	14,643	0.152	44.6	185,199	0.181	670.6	715.2	384,355	0.197	1,514.4
Pascua-Lama	19,956	0.067	26.9	211,634	0.056	237.8	264.7	32,290	0.046	30.0
AFRICA(14)
Buzwagi (73.90%)	61	0.08	0.1	14,666	0.082	24.1	24.2	5,119	0.079	8.1

TOTAL	37,352	0.103	77.0	505,614	0.107	1,086.7	1,163.7	426,955	0.183	1,562.7

NICKEL MINERAL RESOURCES (1)

For the year ended Dec. 31, 2010	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
AFRICA
Kabanga (50.00%)	7,606	2.490	378.8	12,897	2.720	701.6	1,080.4	11,464	2.600	596.1

See “- Notes to the Mineral Reserves, Resources, and Reconciliation Tables.

Reconciliation of Mineral Reserves (1),(7),(10),(11)
Based on attributable ounces
Gold	Mineral Reserves		Increase	Mineral Reserves
Property (000’s of ounces) (9)	12/31/2009	Processed in 2010	(decrease)	12/31/2010
NORTH AMERICA
Goldstrike Open Pit	9,296	1,083	1,443	9,656
Goldstrike Underground	2,860	320	418	2,958
Goldstrike Property Total	12,156	1,403	1,861	12,614
Pueblo Viejo (60.00%)	14,244	0	-49	14,195
Cortez	14,100	1,224	1,618	14,494
Bald Mountain	4,489	84	343	4,748
Turquoise Ridge (75.00%)	4,072	135	287	4,224
Round Mountain (50.00%)	1,466	322	175	1,319
South Arturo (60.00%)	1,350	0	41	1,391
Ruby Hill	702	121	541	1,122
Hemlo	1,325	256	293	1,362
Marigold Mine (33.33%)	807	65	33	775
Golden Sunlight	508	0	31	539
Donlin Creek (50.00%)	0	0	0	0

SOUTH AMERICA
Cerro Casale (75.00%)	11,585	0	5,792	17,377
Pascua-Lama	17,839	0	6	17,845
Veladero	12,008	1,483	766	11,291
Lagunas Norte	7,501	867	-16	6,618
Pierina	648	233	376	791

AUSTRALIA PACIFIC
Porgera (95.00%)	7,683	599	348	7,432
Kalgoorlie (50.00%)	4,205	450	25	3,780
Cowal	2,697	364	145	2,478
Plutonic	771	154	-197	420
Kanowna Belle	1,233	278	131	1,086
Darlot	444	96	55	403
Granny Smith	510	163	270	617
Lawlers	486	82	-52	352
Osborne	19	30	11	0
Reko Diq (37.50%)	0	0	0	0

AFRICA
Bulyanhulu (73.90%)	10,320	226	-1,947	8,147
North Mara (73.90%)	2,949	207	-646	2,096
Buzwagi (73.90%)	3,401	187	-1,077	2,137
Tulawaka (51.73%)	93	36	-8	49

OTHER (3)	140	88	32	84

TOTAL	139,751	9,153	9,188	139,786

Copper	Mineral Reserves		Increase	Mineral Reserves
Property (million pounds) (9)	12/31/2009	Processed in 2010	(decrease)	12/31/2010

Zaldivar	6,032	524	1,006	6,514
Osborne	31	53	22	0

TOTAL	6,063	577	1,028	6,514

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)                              Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)                              These mineral resources are in addition to mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)                              Mineral reserves and resources have been calculated as at December 31, 2010, unless otherwise indicated.

(4)                              Mineral reserves as at December 31, 2010 have been calculated using an assumed gold price of $1000 (A$1180) per ounce, an assumed silver price of $16.00 per ounce, an assumed copper price of $2.00 per pound and exchange rate of $0.85 $U.S./A$.  Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of $900 per ounce. Reserves at Pueblo Viejo have been calculated using an assumed gold price of $975 per ounce and an assumed silver price of $15.50 per ounce.

(5)                              Mineral resources as at December 31, 2010 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property.  An assumed gold price of $1200 (A$1410) per ounce, an assumed silver price of $19.00 per ounce and an assumed copper price of $2.50 per pound have been used in estimating resources. Resources at Pueblo Viejo have been calculated using an assumed gold price of $1100 per ounce and an assumed silver price of $16.50 per ounce.

(6)                              Mineral reserves as at December 31, 2009 have been calculated using an assumed gold price of $825 (A$1030) per ounce, a silver price of $14.00 per ounce, a copper price of $2.00 per pound and an exchange rate of $0.80 $U.S./A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

(7)                              Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.  For U.S. reporting purposes, as at December 31, 2010, the mineralization at Cerro Casale was classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC.  Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.

(8)                              Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)                              Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed.  Mill recovery rates have not been applied in calculating the contained ounces or pounds.

(10)                        Mineral reserves as at December 31, 2010 include stockpile material totalling approximately 159 million tons, containing approximately 11.2 million ounces.

                                            Properties at which stockpile material exceeds 30 thousand ounces and represents more than 5% of the reported reserves are as follows:

	Tons	Grade	Contained Ounces
Property	(000’s)	(oz/ton)	(000’s)

North Mara	2,929	0.054	159
Cowal	13,724	0.023	319
Kalgoorlie	16,753	0.031	527
Porgera	37,064	0.075	2,788
Goldstrike Open Pit	52,084	0.089	4,636

(11)                        The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2010 are as follows:

	Metallurgical
	Recovery	Cut-off Grade
Gold Mine	(%)	(oz/ton)
Goldstrike Property
Open Pit	81.7%	0.040 - 0.050
Underground	87.9%	0.153 - 0.175
Pueblo Viejo	92.4%	0.029 - 0.054
Cortez	79.9%	0.003 - 0.222
Bald Mountain	70.6%	0.003 - 0.009
Turquoise Ridge	92.0%	0.211 - 0.253
Round Mountain	73.4%	0.006 - 0.046
South Arturo	70.0%	0.004 - 0.038
Ruby Hill	76.2%	0.006 - 0.014
Hemlo Property
David Bell	92.4%	0.109 - 0.131
Williams	92.6%	0.019 - 0.096
Marigold	73.0%	0.007
Golden Sunlight	77.3%	0.015 - 0.018
Cerro Casale	69.6%	0.009 - 0.011
Pascua-Lama	86.2%	0.032 - 0.094
Veladero	74.9%	0.005 - 0.013
Lagunas Norte	67.3%	0.005 - 0.034
Pierina	82.6%	0.0040 - 0.0044

Porgera	86.2%	0.021 - 0.102
Kalgoorlie	82.9%	0.016 - 0.058
Cowal	78.9%	0.010 - 0.011
Plutonic	85.6%	0.106 - 0.216
Kanowna	89.6%	0.026 - 0.198
Darlot	94.9%	0.097 - 0.130
Granny Smith	90.9%	0.103 - 0.116
Lawlers	96.0%	0.070 - 0.122
Bulyanhulu	92.3%	0.157 - 0.185
North Mara	86.5%	0.031 - 0.039
Buzwagi	90.0%	0.018 - 0.021
Tulawaka	93.0%	0.092 - 0.137

	Metallurgical
	Recovery	Cut-off Grade
Copper Mine	(%)	(%)
Zaldívar	66.8%	0.23 - 0.60

(12)                        2009 reserves and resources for the Cerro Casale project reflect Barrick’s then 50% interest.  In March 2010, Barrick acquired an additional 25% of Cerro Casale.  2010 reserves and resources reflect Barrick’s 75% interest.

(13)                        In July 2009, Barrick sold its Henty mine to Bendigo Mining Limited.

(14)                        In March 2010, Barrick created ABG to hold its African gold mines, gold projects and gold exploration properties.  Barrick’s current equity interest in ABG is approximately 73.9%.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Benchmark prices are generally based on the London gold market quotations.  Gold bullion is held as an asset class for a variety of reasons, including as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, hedges against future inflation and portfolio diversification.  Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors that are beyond Barrick’s control.  Gold price volatility remained high in 2010, with the price ranging from $1,045 to $1,431 per ounce during the year.  The average market price for the year of $1,225 per ounce was an all-time high.  The financial crisis of 2008, the subsequent slow pace of the economic recovery, and government stimulus measures adopted in response by the largest developed economies, including the United States, the Eurozone and Japan, has resulted in large fiscal deficits in these jurisdictions.  These deficits have triggered concerns of sovereign debt defaults, particularly in the Eurozone.  Further, the world’s most prominent central banks remain very accommodative in their monetary policies in an attempt to increase the rate of economic growth and reduce unemployment levels.  The continuing uncertain macroeconomic environment and loose monetary policies have resulted in gold performing its traditional role as a store of value and an alternative to fiat currency.  Consequently, gold continues to be viewed as a safe haven investment, which has resulted in a strong increase in investment demand.  Throughout 2010, there has continued to be increased interest in the holding of gold for investment purposes.  A continuation of these trends is supportive of high gold prices in the long term.

Barrick’s gold is currently being refined to market delivery standards by several refiners throughout the world.  The gold is sold to various gold bullion dealers at market prices.  Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters.  The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand.  The introduction of more readily accessible and more liquid gold investment vehicles has further facilitated investment in gold and has been highly successful.  As of December 31, 2010, gold exchange traded funds held approximately 68.7 million ounces compared to holdings of 57.7 million ounces at 2009 year end — an increase of 19%.  Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry.  Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion.  Copper is used principally in telecommunications, power infrastructure, automobiles, construction, and in consumer durables.  Copper is traded on the London Metal Exchange (LME), the New York Commodity Exchange (COMEX) and the Shanghai Futures Exchange (SHFE).

The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper, (iii) economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies, (iv) speculative investment positions in copper and copper futures, (v) the availability and cost of substitute materials, and (vi) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical.  Over the last 15 years to the end of 2010, LME prices per pound have ranged from a low of 57 cents to a high, reached on December 31, 2010, of $4.42.  Copper prices generally rose throughout 2010, particularly in the second half, as LME copper prices traded in a wide range of $2.74 to an all-time high of $4.42 per pound, averaging $3.42 per pound.  Barrick’s realized price of $3.41 per pound in 2010 was in line with market prices, with volatility from spot prices resulting from quotational pricing adjustments and hedging activities (see “Non-GAAP Financial Measures — Realized Price”).  Copper’s rise to all-time highs occurred mainly as a result of strong demand from emerging markets, especially China, decreasing exchange stockpiles and increasing investor interest in base metals with strong forward-looking supply and demand fundamentals.  Copper prices should continue to be positively influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders in Europe, North America, South America and Asia, while concentrate is sold to a local smelter in Chile.  Since there are a large number of available copper cathode purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2010, excluding contractors, Barrick employed approximately 16,000 employees worldwide, as well as approximately 2,500 employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, Papua New Guinea, Tanzania and the Dominican Republic. Unions represent approximately 6,000 persons at the Company’s operations. Generally, management believes that labor relations at all locations are good.

Despite generally good labour relations, recent increased demand for skilled workers in the resource industry and increased demand for higher wages have led to high employee turnover and increasing costs at certain of Barrick’s operations.  Certain Barrick mines may be adversely impacted if either the increased demand for higher wages leads to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations.

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “ — Employees and Labor Relations”).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to continue to acquire attractive assets on terms it considers acceptable.

Corporate Social Responsibility

In 2010, Barrick renewed and increased its focus on Corporate Social Responsibility (“CSR”) initiatives.  Barrick announced two new CSR initiatives to further strengthen the Company’s CSR performance.  Barrick has nominated Dambisa Moyo as an independent director with CSR experience to stand for election at Barrick’s upcoming Annual Meeting of Shareholders on April 27, 2011.  The Company futher intends to establish an external CSR Advisory Board to provide advice and guidance on challenging social and environmental issues and encourage further innovation and leadership in CSR.

Also in November 2010, Barrick announced that it was the first Canadian mining company to join the Voluntary Principles on Security and Human Rights (“Voluntary Principles”), a set of guidelines by which companies in the extractive sector can maintain the safety and security of their operations, while ensuring respect for human rights and fundamental freedoms.  The Company is advancing the implementation of the Voluntary Principles, engaging in the tripartite process with non-governmental organizations, extractive companies and government members.  The advancement of this process is particularly important in certain jurisdictions in which the Company currently operates and faces ongoing challenges in ensuring compliance with these standards.

Barrick’s performance on CSR initiatives continues to receive international recognition.  In 2010, the Company was listed for the third consecutive year in the Dow Jones World Sustainability Index and, for the first time, was included in the NASDAQ Global Sustainability Index.  In addition, the Carbon Disclosure Project named Barrick a climate disclosure leader for the Company’s climate change strategy and reporting practices (see “Environment and Closure” for additional information on Barrick’s environmental standards and practices).

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Goldstrike, Cortez, Lagunas Norte, Veladero, Zaldívar and Porgera mines and its Pueblo Viejo and Pascua-Lama projects as material properties. The following is a description of Barrick’s material properties.

Goldstrike Property

General Information

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation (“Newmont”) that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on the mine’s operations.

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property.  It completed the acquisition of 100%

ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a CIL mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. Goldstrike’s underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the underground mine, into production was completed and a new ball mill was added to increase autoclave recovery.  A total of approximately 1,600 employees work at the Goldstrike property.

As of December 31, 2010, the Goldstrike property comprised approximately 4,197 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and approximately 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public).  These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America.  Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage.  Unpatented mining claims are renewed on an annual basis and all fees necessary are paid prior to August 31st of each year.  All mining leases and subleases are reviewed on a monthly basis and all payments and commitment are paid as required by the specific agreements.  The Goldstrike open pit and underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Geology

The property is located on the Carlin Trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits — Post Oxide, Betze, Rodeo and Meikle — are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation.  The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits — Betze, Rodeo and Meikle — the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the open pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages.  The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation.  Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine. In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Mining and Processing

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent).  The underground mine is a trackless operation.  Goldstrike’s production in total was 1,239 thousand ounces of gold in 2010 at cash costs of $530 per ounce compared to 1,419 thousand ounces of gold in 2009 at cash costs of $464 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 12 years for underground mining, 15 years for open pit mining and 15 years for processing operations.  The reduction in the expected remaining life of processing operations to 15 years (2009: 26 years) is mainly a result of the extension of the operating life of the autoclaves.  The extension of the operating life of the autoclaves is due to the conversion of the pressure oxidation process from an acid circuit to an alkaline circuit and the introduction of thiosulfate processing, both of which are further described below.  By extending the operating life of the autoclaves, Goldstrike will be able to process certain ore at an earlier stage using the autoclaves instead of processing that same ore at later stage using the roaster.

The underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the open pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996.  The Meikle orebody incorporates 5 mineralized zones: the Main Meikle, Meikle Extension, South Meikle, Griffin, and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the open pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002.  The Rodeo orebody includes four mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, and Barrel. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by a decline at the bottom of the open pit mine.

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from Goldstrike’s open pit and underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.  All material permits to conduct operations at the mine have been obtained and are in good standing. In December 2005, Barrick began operating a 115 megawatt natural gas-fired power plant that provides a portion of Goldstrike’s power requirements.  The remaining power requirements are satisfied by open market purchases of electricity.

Due to increasing levels of carbonate in the ore being mined at the Goldstrike property, certain necessary changes to the autoclaves are being made to convert the pressure oxidation process from an acid circuit to an alkaline circuit. This technology, which was tested at Goldstrike in 2009, has a lower recovery than the acid autoclave configuration, but has better economics with increased levels of carbonate.  The autoclaves are scheduled to start up in the alkaline mode in mid-2011.  Barrick has also successfully operated a demonstation plant using a technology that will allow treatment of carbonaceous material through the autoclaves.  This technology uses thiosulphate to leach the gold after pressure oxidation rather than cyanide and resin to collect the dissolved gold rather than carbon.  Conversion to this new process is underway and will allow the autoclaves to continue to operate through the remaining life of the mine.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit. Dewatering activities are conducted in compliance with its approved water appropriations issued by the Nevada State Engineer’s Office.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to various use areas such as mining and milling at the Goldstrike property, delivered to Barrick’s Meikle mine, or delivered to Newmont for mining and milling use. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir.  Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwaters of the state via percolation, infiltration, and irrigation.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State.   This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Environment

The Goldstrike property operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques, including a stockpile cover at the roaster, reducing both the consumption of water and the carbon footprint.  In 2010, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.  The mine’s operations are compliant with the requirements of the International Cyanide Management Code.

At December 31, 2010, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $48.2 million.  In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities.  Major expenditure items covered by the asset retirement obligation are long term care and monitoring, surface contouring, waste dump closure and process facility demolition.  See “Environment and Closure”.

Exploration, Drilling and Analysis

In 2010, Goldstrike exploration activities focused on resource delineation drilling at Deep North Post underground and drill testing in the Corona area.  Nine surface reverse circulation holes totaling 4,266 meters were completed at Corona, which is 300 to 1000 meters west of Meikle.  Four of the nine holes returned significant underground grades.  Cross section and target delineation work will continue for the area in 2011.  The Deep North Post Program completed 35 meters of drift and 5,358 meters of drilling in 55 underground core holes.  The Program drilled out most of the Deep North Post mineralization on 30 meter drill spacing.  This mineralization is a continuation of the Lower Rodeo deposit.  Approximately 50% of the ounces are below the current water table.

In 2011, Goldstrike plans to drill two deep underground core holes totaling 1,340 meters from the 3,790 elevation to test the down rake extension of Rodeo and Deep North Post mineralization.  The exploration group will assist with logistics and supervision of drill programs, planned by the Goldstrike geology group, totaling 84,500 meters of reverse circulation drilling in and proximal to the Betze-Post open pit.  Additional work includes the extrapolation and interpretation of geology, geochemistry and geophysics to further delineate viable targets on the Goldstrike property.

More than 6,600 drill holes have been completed within and around the Betze-Post deposit.  Approximately 70% of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes.  Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53 meters and at Post is 46 meters.  Drill spacing in the North Screamer and West Barrel deposits is approximately 30 meters.  Almost all of the total drillhole footage has been sampled on 1.5 meter intervals and assayed for gold by the fire assay method on 1 AT with an AA finish.  All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.

Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, Extension and West Griffin) commenced in 1995 and a total of 441,566 meters in 7,684 underground holes had been completed in and around the deposit as of December 31, 2010.  A total of 338 surface holes, for 157,608 meters, have been drilled in and around the Meikle deposit.  Additional Banshee drilling commenced in 2007.  A total of 92 surface holes, for 47,591 meters and 204 underground holes for 30,127 meters have been drilled in Banshee as of December 31, 2010.

Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2010, a total of 4,227 underground holes totaling 246,592 meters had been drilled in and around the deposit.  A total of 230 surface holes, for 104,943 meters, have been drilled in and around the Rodeo deposit.  Underground drilling commenced at the North Post deposit (North Post and Deep North Post) in 2005 and a total of 40,863 meters in 422 underground core and reverse circulation holes have been drilled as of December 31, 2010.  There are an additional 142 North Post surface holes for 53,201 meters.

Underground drilling is by both core and reverse circulation methods. The majority of drilling performed in 2010 was based on the reverse circulation method.  Both reverse circulation and core return favorable results, but reverse circulation lends to a much faster penetration rate and is one-fifth the cost.  All surface drilling ore intercepts are core.  Drill spacing through the Meikle deposit is 8 to 26 meters.  Some of the wider-spaced core holes are sampled on six meter intervals (chip samples) and 1.5 meter whole or split core in mineralized intervals.  All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.438 ounces of gold per ton.  Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.

Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike.  Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories.  Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory.  All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database.

The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Most of the property comprising the open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.  The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

Production Information

The following table summarizes certain production and financial information for the Goldstrike property for the periods indicated:

	Year ended December 31, 2010	Year ended December 31, 2009
Tons mined (000’s)	123,681	132,038
Tons of ore processed (000’s)	7,993	9,592
Average grade processed (ounces per ton)	0.187	0.172
Recovery rate (%)	83.0%	83.7%
Ounces of gold produced (000’s)	1,239	1,419
Average total cash costs per ounce (2)	$530	$464

(1)    Effective Q1 2010, Storm has been consolidated with Goldstrike for reporting purposes.  The figures set forth above for Goldstrike include production from Storm for 2009 and 2010.

(2)    For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

The map below shows the design and layout of the Goldstrike property.

Cortez Property

General Information

The Cortez mine is located 100 kilometers southwest of Elko, Nevada in Lander County and currently employs approximately 1,000 people. The Pipeline property is 11 kilometers northwest and the Cortez Hills property is 4 kilometers southeast of the original Cortez milling complex.  Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads. The climate is fairly arid and has little impact on the mine’s operations.  The elevation at the Pipeline site is 1,600 meters and about 1,850 meters at the Cortez Hills site.

In 1964, the Cortez joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production.  From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent.  In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott in September 2005 and confirmed by Barrick in 2006.  Reflecting its acquisition of Placer Dome and the purchase of Kennecott Explorations (Australia) Ltd. 40% interest, Barrick Cortez Inc. is the 60% joint venture interest owner and is the operator of the Cortez joint venture (“Cortez”). The remaining 40% interest is held by Barrick Gold Finance Inc.

The Cortez joint venture directly controls an area of interest of about 100,561 hectares.  The property rights controlled by Cortez, either from outright ownership or by lease, consist of 78,890 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 21,671 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31st of each year.  All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

Geology

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of micron-sized free gold particles that are disseminated throughout the host rock, commonly in association with secondary silica, iron oxides or pyrite.

The Pipeline Complex, Gold Acres, Cortez Hills Complex and Horse Canyon areas are the key projects that are part of the Cortez property. Principal lithologic units identified within the Pipeline Complex and the Cortez Hills Complex deposit areas include early-Silurian to late-Devonian-aged carbonate rocks.   The Silurian Roberts Mountains Formation is characterized by thin-bedded, planar-laminated, dark gray to black carbonate-dominated sediments and turbidites.  The Devonian package is comprised of Wenban Limestone, characterized by thin- to thick-bedded planar to wispy laminated gray to black carbonate sediments, turbidites and debris flow, and Horse Canyon Formation is characterized by thin, rhythmically bedded, planar-laminated gray calcareous siltstone, mudstone, and chert.

Stage 9 of the Pipeline deposit is hosted by the middle to lower portions of the Devonian Wenban Limestone and the upper portion of the Silurian Roberts Mountains Formation.  The Cortez Hills deposit has a strike length of more than 500 meters, and is approximately 200 meters wide. The mineralized zone starts approximately 120 meters below surface and continues up to 600 meters. Exploration to fully delineate the extent of the deposit is ongoing.

Mining and Processing

Deposits within the Pipeline Complex are being mined by conventional open pit methods.  The first eight stages of mining occurred in the Pipeline deposit over a period of 12 years (1996 — 2007).  Mining at the Cortez Hills Complex is scheduled through 2017.  Conventional open pit methods will be employed for all six phases of the Cortez Hills deposit with underhand cut and fill being the method for the underground operation.  Mining production rates (open pit and underground combined) for all mining activity at Cortez will average about 130 million tonnes.

Three different metallurgical processes are employed for the recovery of gold; run-of-mine heap leach, conventional mill (CIL) and refractory roaster and/or autoclave.  The process used for a particular ore is determined based on the grade and metallurgical character of that ore.  Lower grade run-of-mine oxide ore is heap leached on existing facilities, while higher-grade non-refractory ore is treated in a conventional mill (nominal 9,100 tonnes per day) using cyanidation and a CIL process.  Refractory ore is stockpiled on site in designated areas.

Water for process use at the Pipeline Complex is supplied from the open pit dewatering system.  Electric power at the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through a 73 kilometer transmission line.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State.   This tax is calculated and paid based on a prescribed net income formula which is different from book income.

All material permits to conduct operations at the Pipeline Complex and Cortez Hills Complex have been obtained and are in good standing.  Commencing in April 2010, the mine had been operating under a tailored injunction which allowed mining operations to continue subject to certain restrictions on ore transportation and dewatering pending completion of a supplemental environmental impact statement (“EIS”) to address those elements of the project.  On March 15, 2011 BLM issued its record of decision which approved the supplemental EIS and removed those restrictions, thereby enabling the Cortez mine to revert to its original operating scope.  For additional information on the legal proceedings related to Cortez see “Legal Matters — Legal Proceedings — Cortez Hills Complaint”.

In 2010, Cortez produced 1,140,975 ounces of gold at average total cash costs of $312 per ounce sold compared to 518,000 ounces of gold in 2009 at cash costs of $510 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is approximately 9 years for underground mining, 12 years for open pit mining and 17 years for processing operations.  The reduction in the expected remaining life of processing operations to 17 years (2009: 24 years) is largely a result of the extension of the operating life of the Goldstrike autoclaves, resulting in increased trucking of ore to Barrick’s Goldstrike property for processing.  Higher trucking assumptions and higher mill throughput assumptions for future periods also contributed to the decrease in the remaining life of processing operations at Cortez.

Environment

The mine’s dewatering operations have been improved with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes.  The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

Cortez’s operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.  In 2010, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2010, the amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was approximately $45.9 million.  In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

Exploration, Drilling and Analysis

In 2010, approximately 50,687 meters in 212 exploration holes was drilled.  Of this drilling, 10% was directed to the Pipeline Complex, 28% to the Cortez Hills Complex and 62% to other targets.  Spacing ranged from nominal 100 meters for earlier stage projects to 30 meter spacing for reserve delineation programs.  Drilling in the area of the Cortez Hills Complex is conducted as underground platforms are developed.  Mineralization remains open at depth to the south and west.  Other areas that were drilled in 2010 include the Horse Canyon area, Gold Acres, North Fox and other areas within the claim block.

In 2011, exploration activities on the Cortez property will focus the majority of the drilling program on reserve delineation.  The remainder of the drilling activities on the Cortez property will be spread across the claim block at historic past producers, including Hilltop and Buckhorn.  More than 105,000 meters of drilling is planned in 2011.  Additional work includes the extrapolation and interpretation of geology, geochemistry and geophysics to further delineate viable targets across the Cortez claim block.

Approximately 16,106 drill holes have been drilled at the Cortez property; however, the existing database does not include all historic drilling or competitor drill holes.  Mud-rotary drills have been used to drill relatively thick sections of alluvium over the Crossroads deposit or in areas being condemned for waste dump and processing facilities.  Core tools were used to complete the bedrock sections of these holes.  Reverse circulation drilling is currently used during the initial phases of exploration and reverse circulation holes encountering mineralization are redrilled with core holes to produce sampling in mineralization that is the highest quality.  Core drilling is typically undertaken as development drilling.

Collar surveys have been determined by optical surveys (1960s through late 1980s), field estimates, Brunton compass and pacing, compass-and-string distance, and most recently the use of laser survey or global positioning system (GPS) measurements.  Down-hole surveying began with the first reverse circulation hole drilled on the Pipeline deposit in 1991.  Significant deviations were shown; therefore, down-hole surveying was routinely undertaken from that time on.  Significant work was carried out to determine the accuracy of the instruments of each drill or survey contractor.

Drill holes typically have a vertical orientation.  Angle core holes were drilled at Cortez Hills to confirm the orientation of relatively high-grade gold-mineralized zones and to obtain geotechnical information for the planned Cortez Hills pit.  Several angle core holes were drilled at NW Deep, Pipeline and South Pipeline to provide geotechnical data and further delineate areas of mineralization. Assay data used for modeling and mineral resource estimation are predominantly from core drill samples and the remainder from reverse circulation drill samples.  The Pipeline Complex is drilled on 43 meter centres and the Cortez Hills Complex on 30 meter centres.

Underground ore is delineated by nominal 15 meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries.  Industry standard best practice is applicable for logging and sampling. Both reverse circulation and core drilling is used to delineate mineralization.  The main mineralized bodies of the deposit are drilled almost exclusively with core holes.  Geologic models are developed based on the drill hole database.

Internal audits and outside audits from independent contractors have reviewed the sampling and analytical protocol of the drill samples from the deposit areas, including collection through final analysis and the quality control programs meet industry standards.  All analytical data is verified by the Cortez technical staff prior to use in resource estimation.

The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Cortez property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

All production by Pipeline is subject to a 1.4% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.  In addition, Royal Gold Inc. holds a gross smelter return royalty over a portion of the Pipeline Complex (graduating from 0.4% to 5.0% based on the price of gold) and ECM, Inc. holds a net value royalty of 5% (shared between ECM, Inc. and Royal Crescent Valley, Inc.) over a portion of the Pipeline Complex.

All other production by Cortez, including Cortez Hills, is subject to a 1.3% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.

In addition, there is a royalty payable to Kennecott Explorations (Australia) Ltd. (graduating from 0% to 3%, depending on the gold price, of the gross value of gold delivered, minus certain deductions for pre-existing royalties) that would cover 40% of production from Cortez, but only after the total amount of gold delivered to Barrick from Cortez after January 1, 2008 exceeds 15 million ounces.

Production Information

The following table summarizes certain production and financial information for the Cortez mine for the periods indicated:

	Year ended December 31, 2010	Year ended December 31, 2009
Tons mined (000’s)	121,913	121,543
Tons of ore processed (000’s)	4,860	16,049
Average grade processed (ounces per ton)	0.252	0.038
Ounces of gold produced (000’s)	1,141	518
Average total cash costs per ounce (1)	$312	$510

(1)  For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

The diagram on the following page shows the design and layout of the Cortez mine.

Pipeline
Gap Pit
Conveyor Route
Cortez Hills Pit
N
W
E
S
5000 feet

Lagunas Norte Mine

General Information

The Lagunas Norte mine is an open pit, heap leaching operation.  The mine is located in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine.  The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level.  The area is considered to have a mountain climate.  Generally, the climate of the area does not impact on the mine’s operations.  Vegetation consists of small shrubs and grasses.  The property is accessible year round by road from both Trujillo and Huamachuco, Peru.

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A,. the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.

In 2002, Barrick acquired the three primary mining concessions, named “Derechos Especiales del Estado No. 1, 2 and 3”, respectively, from Centromin pursuant to an international bid process. In 2004, these three concessions were consolidated into a single mining concession called “Acumulacion Alto Chicama” with an extension of 18,002 hectares, within which the existing open pit and process plant are located.  Three additional mining concessions named “Los Angeles”, “Lagunas 15” and “Lagunas 16” were subsequently acquired directly by Barrick.  The Alto Chicama mining property encompasses the above mentioned four mining concessions totaling 19,774 hectares.  The mining rights have an expiry date if production is not commenced within certain timeframes. Additionally, to keep the mining rights in good standing, rights holders are required to pay annual land fees (currently $3.00 per hectare) and additional penalty payments during any period the properties are not in production.  Currently, production activities are being carried out on the “Acumulacion Alto Chicama”. The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Peruvian authority approval of both the mine’s Environmental Impact Study (“EIS”) and principal construction permit were received in April 2004.  Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities with respect to mine production start-up.  Total capital construction cost for the mine was $323 million. All material permits to conduct the operation of the Lagunas Norte mine have been obtained and are in good standing.  The mine has approximately 590 employees.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years.  The 15 year period commenced January 1, 2006.

In February 2010, Barrick filed an amendment to the EIS which proposed certain modifications to some of the mine facilities at the Lagunas Norte mine.  This EIS amendment was duly approved by the environmental mining authority on August 6, 2010. Barrick is currently carrying out preliminary construction activities and expects to commence shortly on construction of a new leach pad area (Phases 4C and 5) and new operational ponds.  Barrick currently expects to complete all of this construction activity by 2013.

Geology

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group.  The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters with up to 300 meters depth.

Mining and Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 80,000 tonnes per day. Ore is crushed and then transported via truck to the leach pad.  Run-of-mine ore is trucked directly to the leach pad. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the costal city of Trujillo, approximately 95 kilometers from the mine. The East waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected.  Barrick has obtained property rights for the surface land required for the operation of the Lagunas Norte mine. Based on existing reserves and production capacity, the expected mine life is 10 years.

In 2010, mining activity at the Lagunas Norte mine focused on Phase 2 (located at the north area of the orebody), Phase 3 (located at the southern part of the orebody) and Phase 4 (located at the eastern part of the orebody), the last two are high grade areas of the mine site.  Phase 3 and Phase 4 mining were accelerated during the second half of 2010.  The 2011 mine plan includes mining activity at Phase 3, Phase 4 and Phase 5 (located in the Josefa east pit limit area).

Environment

Lagunas Norte’s operating facilities were designed to mitigate environmental impacts. The operation facilities are managed with procedures in place to manage hazardous substances potentially harmful to the environment.  In order to prevent and control spills and protect water quality, the site uses multiple levels of spill containment, infrastructure and procedures as well as field controls like daily inspections and water, air and emissions monitoring.  The site also has many programs to reuse and conserve water in all its processes.  In order to mitigate the impact generated by dust, the site uses several different dust suppression techniques. In 2010, all activities at Lagunas Norte were in material compliance and continue to be with respect to applicable corporate standards and environmental regulations.

In 2010, Lagunas Norte received the International Cyanide Code Management recertification and maintained its ISO 14001 certification.  The Peruvian Ministry of Energy and Mines approved the Closure Plan for the Lagunas Norte mine on August 19, 2009. At December 31, 2010, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was US$ 86 million.  See “Environment and Closure”.

Exploration, Drilling and Analysis

As of December 31, 2010, a total of 1,412 holes and 218,696 meters have been drilled at Lagunas Norte with approximately 43,820 meters of reverse circulation and over 174,876 meters of diamond drill. The drill program at Lagunas Norte has been completed at an average of approximately 50 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters and down hole Maxibor II surveys and Gyrosmart surveys conducted on the holes of the 2008 and 2009 drilling campaigns respectively, with data collected approximately every 3 meters.  Core is placed in metal trays at the drill site and transported to the core facility.  Geological logs of all core and rock chips are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists.  Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database.  Generally, sample lengths vary from 0.3 meters to 4.0 meters.  A total of 164,755 samples have been taken during these drill programs.  The average sample length is 1.5 meters.  During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru.  The on-site laboratory performed all required analysis during the 2009 and 2010 drilling campaigns, employing industry standard quality assurance and quality control procedures. Quality assurance and quality control procedures are reviewed by Barrick’s technical services department who have been responsible for the insertion of standards, duplicates and check assay controls which have been employed since early exploration at the Lagunas Norte mine site.

The 2010 drilling program had as its objectives to complete in-fill reverse circulation to confirm mineralization continuity and increase geological information as part of ongoing definition. Additional in-fill reverse circulation drilling will be completed during 2011 to complete the infill drilling program. Other projects and opportunities in the Alto Chicama district, including Lagunas Sur and Tres Cruces, are also being evaluated.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005.  In December 2006, Centromin transferred all of its rights and obligations (including the foregoing royalty) with respect to the mine to Activos Mineros S.A.C, a State mining company (“Activos”).  In 2010, $26 million was paid to Activos under the terms of this royalty.

Financing

Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte.  At December 31, 2010, the aggregate amount outstanding under these capital lease programs was $53 million. The effective interest rate in 2010 for the aggregate capital leases was 3.8%.

In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru.  As at December 31, 2010, MBM has issued $100 million aggregate principal amount of bonds. MBM used all the proceeds from the bond issuance for mine development and general corporate purposes.  The effective interest rate in 2010 for the first bond issuance of $50 million was LIBOR plus 1.7% and the effective interest rate in 2010 for the second bond issuance of $50 million was LIBOR plus 1.5%.

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2010	Year ended December 31, 2009
Tons mined (000’s)	29,376	30,395
Tons of ore processed (000’s)	22,052	25,313
Average grade processed (ounces per ton)	0.039	0.048
Ounces of gold produced (000’s)	808	1,007
Average total cash costs per ounce (1)	$182	$138

(1)       For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

The diagram on the following page sets out the design and layout of the Lagunas Norte mine.

Veladero Mine

General Information

The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two original open pits: the Filo Federico pit and the Amable pit. Waste stripping at a third open pit, called Argenta, commenced in 2010. The Argenta pit is located in the south east sector of the leach field in the mining operation. The new pit will require for its processing a mobile crushing system and a new waste dump. The rest of the processing will be carried out in the mine’s current facilities. No additional water will be required for the expansion of the new open pit.

Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005.  The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of Barrick’s Pascua-Lama project, approximately 370 kilometers by road northwest of the city of San Juan.  The mine site is located at elevations of between 4,000 and 4,850 meters above sea level.  The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment.  Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan.  Access to the property is via a combination of public highways and an upgraded private gravel road.

From 2009, after the signature of the Addendum N° 3 to the Exploitation Contract between the Provincial Mining Exploration and Exploitation Institute (“IPEEM”), and Minera Argentina Gold S.A. (“MAGSA”), a subsidiary of Barrick in Argentina, in July 2003, the Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated MAGSA pursuant to applicable provincial law and the Exploitation Contract, and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSA, which are: a) Ursulina Sur; b) Florencia 1; c) Gaby M; d) Río 2 and e) Río 3. With the execution of Addendum N° 3, the Veladero mining properties cover an area of approximately 14,898 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date, however, to keep them in good standing concession holders are required to pay certain annual fees and meet minimum capital investment requirements.  As of December 31, 2010, the Veladero mine has complied with these requirements with respect to its current mining properties.

Sufficient surface rights have been obtained for current operation at the property.  Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities.  With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property.  Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas.

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. This study has since been updated in each of 2005, 2007 and 2009. Additional permits required for the mine’s current operation, such as water concessions and hazardous substances handling, have been obtained, and some are in the process of being renewed. Barrick expects to obtain such renewals in due course. The third update of the EIS, which incorporates the new Argenta pit and its facilities as part of the mine, was approved in 2010.  In 2010, Barrick also received the associated sectorial permits to develop the Argenta pit.

Also, during 2010, final authorization for the new crushing system was obtained. Other final sectorial permits associated with the mine’s expansion, such as conveyor belt and some expansion of leach pad areas, among others, have been filed before the competent authorities and Barrick expects to obtain them in due course. Finally, it is expected that operational sectoral permits relating to Argenta will be submitted during 2011, after the completion of the construction works.

Barrick implemented a comprehensive recruitment and training program for personnel required for the operation prioritizing the local labor market.  As at December 31, 2010, the mine had approximately 1,200 employees.

Geology

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3 kilometer long tabular blanket localized between the 4,000 and 4,350 meter elevations.  The mineralized envelope encompassing greater than 0.4 grams per tonne gold is oriented along a 345°-trending regional structural corridor.  Higher grade zones within this envelope occupy northeast-striking faults and fracture zones.  Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes.  Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings.  Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event.  Copper and other base metals are insignificant, and sulphide mineralization is negligible.  Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit comprises four orebodies: Amable in the south; Cuatro Esquinas in the center; Filo Federico in the north and Argenta.  Much of the Veladero deposit is covered by up to 170 meters of overburden.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern orebodies, where alteration consists of intense silicification.  The Amable orebody is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.

The Argenta orebody is located approximately 7 kilometers south east of the leach pad. The genesis of the geology for Argenta is similar to the other Veladero orebodies. The lithology comprises a series of breccias and tuff with an intensive silicification process, which overprints the primary texture. Gold is associated to silver and vuggy silica hosts most of the mineralization.

Mining and Processing

The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process.  Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Construction of a four kilometer overland conveyor belt was fully commissioned in Q1 2010. The recently completed crusher expansion has increased the crushing capacity at the Veladero mine to 85,000 metric tonnes per day. Veladero self generates electric power using a diesel power plant (permanently-installed diesel-generator sets) with a 9.5 megawatt capacity in Veladero I and 3.8 megawatt capacity in Veladero II; adding a further 6.8 megawatt capacity (PLS and Booster pumps project) in Veladero III, and a 2-megawatt wind-generation turbine.  Based on existing reserves and production capacity, the expected mine life is approximately 15 years.

Environment

In November 2005, Barrick submitted the first biannual update of the Veladero EIS to the San Juan mining authority.  The EIS update outlines the mine’s environmental management results for the 2003 to 2005 period, updates information related to the mine’s environmental management plan and the production plan and sets out the mine’s planned increase in processing capacity. This first biannual update was approved in April 2007.

In November 2007, Barrick submitted a second biannual update of the Veladero EIS to the San Juan mining authority. This document outlines the mine’s environmental management results for the 2005 to 2007 period and was approved in March 2009.

In December 2009, the third biannual update of Veladero EIS was submitted to the San Juan mining authorities. This third EIS update outlines the environmental management results for the 2007 to 2009 period, and sets out the mine planned new pit (Argenta). This document was approved in October 2010.

Veladero’s operating facilities have been designed to minimize and mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.  In 2010, all activities at Veladero continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

In August 2007, Barrick obtained the ISO 14001 certification for the entire Veladero operation, and in November 2007, the Veladero operation obtained the International Cyanide Management Code certification.

Argentina recently passed a federal glacier protection law that restricts mining in areas on or near the nation’s glaciers.  Barrick’s activities at Veladero do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis  of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around the project.  Barrick has implemented a comprehensive range of measures to protect such areas and resources.  Further, the Company believes that the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where Barrick’s operations are located, previously enacted glacier protection legislation with which Barrick complies.  The Company believes it is legally entitled to continue its current activities on the basis of existing approvals.  In this regard, the Federal Court in San Juan has granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Veladero, pending consideration of the constitutionality of the law by the Supreme Court of Argentina.  See also “Legal Matters — Legal Proceedings — Argentina Glacer Legislation”.

At December 31, 2010, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143, for the property was $37.3 million (as described in Note 22 to the Consolidated Financial Statements). See “Environment and Closure”.

Exploration, Drilling and Analysis

During 2010, 12 reverse circulation drill holes were performed reaching a total of 2,572 meters in the Federico area in order to increase reserves and resources, and provide upgraded information for the block model.  In addition, 5 diamond drill holes were performed for geotechnical study. The objective was to gather further information about rock quality to analyze possible changes in pit wall angles.

For the Amable pit, a total of 3,759 meters of reverse circulation drilling comprising 18 drill holes was conducted in 2010. The objective of the program was to increase reserves and resources. Two diamond holes were drilled as part of the pit slope design study.

The 2010 exploration plan included an infill drilling programme in the Argenta pit to further define the orebody. In 2010, 11 reverse circulation drill holes totalling 1,780 metres were completed. The outcome mesh resulted in 50m x 50m drill hole spacing. A new block model was released and an open pit optimization was also completed.  A feasibility study for the geotechnical design of Argenta pit was completed.  Activity at the new Argenta pit was limited to stripping waste material during 2010.

At December 31, 2010, the Veladero database (including Argenta) comprises 279,227 meters of reverse circulation drill holes and 48,602 meters of diamond core drill holes totaling 3,975 meters of channel samples from declines.  Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters in the main pit.

Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals.

Rock chip samples are delivered by mine personnel to the ALS Chemex sample preparation facility at the mine, where the lab assumes sample custody.  Veladero’s standard assay protocol for rock chips involves initial assaying for gold by fire assay fusion of a 50 gram pulp and analysis by atomic absorption. Analytical results are received from the lab in an electronic format and are entered into the database without external manipulation.

Veladero’s quality assurance and quality control program utilizes field blanks to monitor contamination, pulp standards to monitor accuracy, and field duplicates, preparation duplicates and pulp duplicates to monitor precision.  Quality control samples are included with sample submittals from reverse circulation chips, drill core, and chip or channel sampling.  A detailed quality control report is prepared at least annually, or after each major sampling program is completed.  External quality assurance and quality control reviews have been conducted periodically. All of these reviews concluded that Veladero’s quality assurance and quality control procedures meet or exceed industry standards.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Pursuant to federal legislation which implemented law 24.196 in May 1993, operating mines are required to pay a royalty of up to 3% (“Boca Mina”) for the mineral extracted from Argentinean soil. The federal “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses.   In addition to the abovementioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including future production from the Argenta deposit.  Finally, and only for the Argenta deposit, an additional royalty fee of 1.5% on sales will be levied and payable in favor of a Provincial trustfund under the terms of the approved  EIS.

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended December 31, 2010	Year ended December 31, 2009
Tons mined (000’s)	79,995	99,793
Tons of ore processed (000’s)	33,837	31,127
Average grade processed (ounces per ton)	0.044	0.034
Ounces of gold produced (000’s)	1,121	611
Average total cash costs per ounce (1)	$256	$438

(1) For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

Financing

During 2004, MAGSA secured a variable rate, limited recourse $250 million loan facility for Veladero, which was fully drawn down by the end of 2007, and was fully repaid in June 2010.

The following diagram sets out the current mine facilities and planned expansion:

Zaldívar Mine

General Information

Zaldívar is an open pit heap leach copper mine located in northern Chile.  The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 175 kilometers southeast of the port city of Antofagasta.  The site is accessible by highway from the port of Antofagasta.  The Antofagasta-Salta railway also services the site.  Zaldívar employs approximately 815 employees and 1,541 contractors.

The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations.  The surface topography lies at an average elevation of 3,300 meters above mean sea level.  There is little or no vegetation.  The property is within a 1,295-hectare claim area covered by 248 exploitation concessions.  Exploitation concessions are registered in the Conservador de Minas (Mining Property Registrar) and Sernageomin (National Service of Geology and Mines).  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property. The mining and surface rights have no expiry date as long as the applicable annual land payments are made. Environmental permits are issued and registered with the Conama (National Environmental Commission).

In 1979, the initial declaration or statement of discovery (manifestacion minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez.  In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%.  In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”).  In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989.  Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed.  Commercial production began in November 1995, after completion of construction at a cost of $574 million.  Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million.  Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006. Based on existing reserves and production capacity, the expected mine life is approximately 17 years.

Geology

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile.  The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault.  Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar orebody contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide and secondary sulphide ore which overlays deeper primary sulphide mineralization of lower grade.  The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.

Mining and Processing

The open pit contemplates mining the remaining mineral reserves in six stages, referred to as Stage 6 through to Stage 11.  During 2010, ore production came from Stage 8 and 10 of the Main zone.  Conventional methods of open pit mining are used.  During 2010, Zaldívar focused on improving operational efficiencies and reliability of key process crushing productivity. For the first half of 2011, ore production is expected to come from Stages 8 and 11. For the second half of 2011, due to the completion of stage 8, mineral from stage 10 is planned to be mined and sent to the crusher, starting the stripping of the stage 9 area.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution.  Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached.  A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper.  The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity.  A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.

Copper recoveries and leaching kinetics have improved for treated ores by more than 20% in the last 8 years and leach cycle times are currently approximately 365 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to minimize future capital requirements and maximize cathode production.

Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from the SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero.

In 2005, the Chilean Congress passed a new mining sector specific tax of 5% on operating profits derived from the sale of mineral products. Companies protected from income tax increases under Chile’s DL 600 foreign investment law, which was the case for CMZ, which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the new tax, or renounce their status under the existing DL 600 regime, before November 30, 2005, and face a reduced 4% tax in return for a 12 year mining tax invariability clause.  The new tax honours all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force.  In November 2005, CMZ opted out of its then current DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause. Following the earthquake in Chile in the first quarter of 2010, the Chilean government presented a package of certain tax increases to the Chilean Congress for approval.  With respect to corporate income taxes, a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 was presented to and approved by the Chilean Congress.  The income tax changes were enacted in the third quarter 2010.

In addition, in October 2010, the Chilean government enacted legislation for a new specific mining tax. Under the new specific mining tax, for new projects, the applicable rates would change from 5% of operating margin after depreciation to a range of 5% - 14% based on the level of operating margin.  For those companies currently operating under a stabilized regime such as CMZ (stabilized at 4% until approximately 2017), the law contemplates an option to voluntarily apply a rate of 4% - 9% for 2010-2012, and then return to the stabilized rate of 4% until the current stability period ends, and obtain an extension of the stability period at rates in the range of 5% - 14% for an additional 6 years.  In January 2011, CMZ voluntarily adopted the new specific mining tax which, as noted above, impacted CMZ’s tax rates for the 2010 calendar year.

Environment

Zaldívar operates in an environmentally responsible manner to mitigate environmental impacts. Zaldívar’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells, to detect any potential circuit failures.

On February 8, 2010, Zaldívar obtained approval from the Regional Environmental Commission of a modification to its environmental permit to reflect current production and processing rates and several operational changes.  On December 9, 2010, Zaldívar obtained its operational permits from the National Service of Geology and Mines and expects to obtain other associated sectoral permits in due course.

Zaldívar’s ISO 14001 certification was renewed in December 2009 for a three-year term.  At December 31, 2010, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $39.7 million.  See “Environment and Closure”.

Exploration, Drilling and Analysis

The Zaldívar orebody has been extensively drilled.  Reverse circulation drilling has been done in order to develop a geological model. Exploration drill holes are sampled at 2 meter intervals comprising whole core sampling.  All holes are logged for lithology, alteration, mineralization and structure.  In 2010, 129 reverse circulation holes were drilled for 34,442 meters.  The plan for 2011 is to drill 65 reverse circulation holes totalling 18,984 metres. Sampling and analysis of diamond and reverse circulation drill holes and blast holes comply with industry standards.  Blank sample protocols are used in the normal row of samples sent to the Zaldívar laboratory.  Controls exist on biases and the product is checked with the security sampling curves.  As well, external laboratories have been used to verify results.  Databases generated with these results are thoroughly reviewed and cross checked before being used in the mineral resource/mineral reserve estimation processes. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Special field controllers ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.

Royalties

The Zaldívar mine is not subject to any royalties.

Production Information

The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended December 31, 2010	Year ended December 31, 2009
Tons mined (000’s)	71,690	76,305
Tons of ore processed (000’s)	44,751	47,342
Average grade processed (% of TCu)	0.586	0.55
Pounds of copper produced (000,000’s)	318	302
Average total cash costs per pound (1)	$1.09	$1.17

(1)  For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures - Total Cash Costs and Net Cash Costs Per Ounce”.

The diagram on the following page sets out the design and layout of the Zaldívar mine.

Porgera Mine

General Information

Barrick (Niugini) Limited is the Manager of and holds a 95% participating interest in the Porgera Joint Venture (“PJV”), which owns and operates the Porgera Gold Mine at Porgera in the Enga Province of Papua New Guinea.

The Porgera mine is located in Enga Province in the highlands of Papua New Guinea (“PNG”), about 130 kilometres west of the established town of Mount Hagen, 600 kilometres northwest of Port Moresby, and about 680 kilometres by road from the coastal port of Lae from which all materials are shipped.  The road is partly paved and passes through unstable mountainous terrain with many major river crossings.  Personnel are transported by bus, fixed wing aircraft and helicopter.  The workforce at Porgera comprises approximately 2,600 employees.  In addition, there are approximately 500 contractors. Of the total employee workforce, 94% are PNG citizens (64% local employees and 30% from other parts of PNG).

The mine is located at an altitude of 2,200 to 2,700 meters.  Temperatures range from 10 to 25 degrees Celsius and rainfall averages 3,650 millimetres per year.  The vegetation is largely rainforest with interspersed food produce gardens below 2,400 meters elevation.  Weather in the region can at times produce heavy rainfall and dense fog that can impact operations.  The mine has mitigation plans in place, which include water handling facilities, to reduce the impact of these weather related events.

Alluvial gold was first reported at Porgera in 1938.  In 1975, Placer Dome became the operator and owner of a 2/3 interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.). In 1979, a joint venture agreement was signed whereby Placer Dome, MIM Holdings Ltd. and New Guinea Goldfields Ltd. (“Goldfields”, an eventual subsidiary of AurionGold) each held a one third interest in the PJV and the Independent State of Papua New Guinea (the “State”) had the right to acquire, at cost, up to a 10% interest in the PJV if Porgera was developed.

In 1989, a Special Mining Lease was approved, a mining development contract between the State and the PJV was executed, construction commenced and the State acquired a 10% interest, diluting each of the other joint venture participants down to 30%. Commercial production commenced in 1990.  Also in 1989, MIM Holdings Ltd. sold its 30% interest to Highlands Gold Properties Ltd. (“Highlands Gold Properties”). In 1996, with effect from 1993, Placer (PNG) Limited, Goldfields and Highlands Gold Properties each sold a further 5% to the State.  In 1997, Placer’s participating interest in the PJV was increased from 25% to 50% following its completion of the acquisition of Highlands Gold Properties. In 2002, Placer increased its interest in the PJV to 75% through the acquisition of AurionGold (the beneficial owner of the Goldfields interest).  In 2002, DRDGOLD Limited acquired a 20% interest from Oil Search Limited (originally the interest held by the State).  In 2005, Emperor Mines Ltd. (“Emperor”) acquired DRDGOLD Limited’s 20% interest.  Barrick acquired Placer Dome in 2006.  In 2007, Barrick acquired Emperor’s 20% share, increasing its ownership to 95%.  The remaining 5% joint venture interest is held by Mineral Resources Enga Limited (“MRE”) and divided between the Enga Provincial government (2.5%) and local landowners (2.5%).

The PJV has approval to mine the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract (the “MDC”) between the State and the Participating Interest Holders in the PJV. The Special Mining Lease (the “SML”), which expires in 2019 and is renewable, encompasses approximately 2,347 hectares including the mine area and the areas in which some of the project infrastructure is located.  There is no expiration date for the MDC, but it is tied to the continuation of the SML.  Leases for Mining Purposes (“LMP”) have also been awarded by the State for land use associated with the mining operation such as waste dumps, campsites and water supplies.  The PJV Participants also hold a Mining Lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps.  Barrick Niugini Limited, the current manager of the PJV, also maintains two Exploration Leases (“EL”) which border on to the SML (EL 454 and EL 858 and some key LMPs). The ELs are the subject of ongoing exploration expenditure. The PJV Participants hold mining easements for utilities such as power transmission lines and water supply pipelines.  The necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Open pit mining is currently in Stages 5, 5B and 5C of a 5-stage open pit mining plan. Stage 4 was completed in 2006, after which Stage 5 and stockpile ore became the principal ore sources. During 2004, failure and erosion of soft mudstone material onto the Stage 5 working bench hampered both development and ore production.  Remediation work continues on the West Wall to deal with slope instability.  The South West Dyke failure mobilised in 2009 and remediation and mitigation processes are currently being put in place. Open pit operations are expected to cease in 2019. Underground mining was recommenced in 2002, and is expected to cease in 2019. The mill will continue to process accumulated lower grade ore stockpiles through to 2023.

Due to a number of economic and social issues, the Porgera mine has a greater level of political and economic risk compared to many of Barrick’s other operations.  Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera.  The law and order situation in Papua New Guinea and, in particular, around the Porgera mine, presents a complex and challenging operating environment.  The Company has undertaken additional steps in 2010 to ensure that its personnel, including mine security staff, respond appropriately to civil disturbances and criminal activities in accordance with the standards the Company has committed to uphold, including, without limitation, the Voluntary Principles (see also “Narrative Description of the Business — Corporate Social Responsibility”.)  Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine.  The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities.  The presence of the illegal miners, given the nature of the mine’s operations, creates a safety issue for both the illegal miners and Porgera employees and can cause disruptions to mine operations.

On March 11, 2011, Barrick was notified by the Canadian National Contact Point (the “NCP”) for the OECD Guidelines for Multinational Enterprises (“OECD Guidelines”) that the NCP had received a formal request for review (the “Request”) under the OECD Guidelines relating to Barrick and the Porgera mine.   The substance of the Request is that Barrick has failed to comply with applicable OECD Guidelines in operating the Porgera mine.  The Company is reviewing the Request and will provide a formal written submission to the NCP regarding the matters described therein.  Thereafter, the NCP will begin an initial assessment and consider whether the matters described in the Request warrant further examination.

The Porgera mine has, on occasion, experienced delays in the granting of operating permits and licenses necessary to conduct lawful operations.  Although the Porgera mine has never experienced an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time.  All material permits to conduct the operation of the Porgera mine have been obtained and are in good standing.

Geology

The Porgera gold deposit is spatially associated with a Pliocene (5.9 to 6.1 Ma) mafic alkalic intrusive complex (Porgera Intrusive Complex; PIC) intruded within a Late Carboniferous deep water mudstone sequence. The intrusions consist of small hornblende porphyritic gabbro plugs and, more mafic augite porphyritic gabbro, dominantly oriented north-east, steeply south-east dipping and north-west, steeply north-east dipping. The hornblende porphyritic gabbro intrusions present extensive phyllic alteration haloes within the host sediments. In contrast, the augite-porphyritic gabbro tends to present much less extensive phyllic alteration haloes.

The PIC cuts through several south dipping thrust faults and associated folds that are part of the New Guinea fold and thrust belt deformation event. A crustal scale, arc oblique, north-east trending transfer fault is the key regional scale control on the emplacement of the PIC. At the mine scale the transfer structure is expressed as north-east trending strike slip faults, which have a clear control on the distribution of individual intrusions.

Stage 1 of the mineralisation paragenesis is characterised by pyrite-sphalerite-carbonate veins, dominantly north east trending and concentrated directly above and in the top part of the intrusions. Stage 1 veins are generally low grade and account for a minor part of the Porgera gold endowment.  These veins have mineralogical and geochemical affinity with the D-veins typically documented in porphyry systems.

They also have similar spatial distribution and have associated phyllic alteration selvedges. The presence of carbonate in the vein selvedge and the veins themselves is the distinctive feature of alkalic systems. Late normal faults host stage 2, high grade low sulphidation alkalic epithermal mineralisation, characterised by millimetre to centimetre scale quartz veins, typically vuggy, with dark green roscoelite selvedges and associated pyrite-carbonate and gold. The alkalic epithermal vein system is telescoped on the intrusion-related sulphide-rich veins and continuous for at least 1km depth.

The alkalic epithermal veins are hosted in a network of mineralized structures, which approximate the geometry of an extensional fault-fracture mesh, combining conjugate sets of moderately-dipping (S and N) normal faults, along which individual fault-segments are separated by steeply-dipping extensional segments. The main fault, hosting gold mineralisation, is a south dipping west south-west trending listric normal fault (Roamane fault). The bulk of the gold mineralisation is concentrated in the upper steep part of the fault, and in associated fault splays. Another mineralised listric normal fault situated in the footwall of the Roamane fault and slightly discordant in strike, also hosts significant gold mineralisation over a 1.5 kilometer strike. In addition, several other subsidiary faults oriented east-west and north-east moderately to steeply dipping also host significant mineralisation. Economic grade gold mineralisation is concentrated where these normal faults cut through competent host rocks consisting of intrusions and intensely phyllic altered sediments. High grade ore shoots are concentrated at the intersections of major faults with splays and in fault flexures.

The PIC is bordered to the south by an east-west to north-west trending north dipping fault with 1-2 kilometer of normal dip slip motion, the Western Boundary Fault. This fault is interpreted, based on stratigraphic relationships, as an early basinal fault. This fault may have deviated the north-east transfer structure and caused the extension that locates the PIC. The PIC and the Porgera deposit are located in the hanging wall of this fault, and spatially associated with a north-west jog of this dominantly east-west fault. The intersection of the crustal scale north-east trending transfer structure with a pre-existing west-northwest basinal structure forms the camp-scale control on the location of the PIC. At the mine scale, late normal motion on the Western boundary fault may explain the dominance of conjugate south dipping normal faults in the hanging wall of this structure. This also supports a magmatic source and fluid conduit at depth slightly north and in the footwall of the main mineralised structures rather than directly below.

Based on existing reserves, stockpiles and production capacity, the expected mine life of the Porgera mine is 12 years.

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods.  In 2010, mill feed, on a tonnage basis, was sourced 23% from open pit and 41% run of mine stockpiled ore, and 36% from underground.

Open pit mining is currently directed at pit stages 5, 5B and 5C by way of a typical hard rock operation utilizing 10 meter benches. Utilizing conventional mining equipment, the open pit operations has a nominal mining production capacity of approximately 40 million tonnes per annum.

Mill feed material from the open pit will be direct feed to crusher (at an elevated cut off grade) when possible. Long term stockpile material will be used to supplement crusher feed as required. Low grade material mined from the open pit will be stockpiled until end of mine life, when it will be processed.

The underground mine is comprised of three zones that are accessed using a general-purpose decline from surface. The mine is a highly mechanized bulk mining operation. The North Zone dips at 55 to 70 degrees and is mined using predominantly a down hole bench retreat method, with sublevels reduced to

25 metre intervals due to the dip of the ore body. Some isolated areas of the ore body that are wide will be mined using a transverse mining method. Up hole retreat mining will be used to recover crown pillars. Eastern Deeps will be mined using a down hole bench retreat mining method at 30 meter level intervals. Production rates in the Eastern Deeps have been limited to date owing to ventilation constraints, geotechnical challenges and difficult mining due to complex geology and structure.  East Zone mining will be dependent on paste fill due to the dip of the ore body, at 45 to 50 degrees, and ground support concerns.

Currently open stopes are filled with unconsolidated development waste, and cemented aggregate in strategic locations to create crown pillars.

Development of a Twin Decline continues to provide both long term access to the underground operation and provide replacement ventilation airways.  These declines are designed at increased dimensions to the existing drives to accommodate larger trucks.

The mill has undergone several stages of improvement and expansion.  A concentrator and leach/carbon-in-pulp (“CIP”) circuit commenced operation in 1990, producing gravity concentrate and sulphur flotation concentrate for leaching to recover gold and silver.  A pressure oxidation circuit was added to allow the processing of the sulphide flotation concentrate and previously stockpiled concentrate.  In 2009, the leach circuit was converted to CIL.  Gold liberated by pressure oxidation is recovered through a CIL and a CIP cyanide leach circuit, followed by site refining into doré.  In 1996, a second semi-autogenous mill and large ball mill was added, increasing nominal mill throughput from 10,000 tonnes per day to 17,700 tonnes per day.

The main water supply for the mine is the Waile Creek Dam, located approximately 7 kilometers from the mine. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

Porgera’s principal source of power is supplied by a 73-kilometre transmission line from the gas fired and PJV-owned Hides Power Station. The station has a total output of 62 megawatts. A back up diesel power station is located at the mine and has an output of 13 megawatts. The average power requirement of the mine is about 60 megawatts.

Environment

The PJV runs an extensive environmental monitoring program to ensure compliance with the requirements of its permit.  All requisite licenses and permits are kept in good standing. The PJV has an ‘Environmental Discharge and Abstraction Permit’ valid until 31 December 2053.   The PJV was certified as being fully compliant with the International Cyanide Management Code in November 2009.

The Porgera mine is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. Competent waste rock is stored in two stable waste dumps, to the south (Kogai stable dump) and east (Anawe North stable dump) of the open pit. In addition, there are two erodible dumps containing soft, incompetent waste rock, Anjolek and Anawe.

A tailings impoundment was considered to be very difficult in the Porgera environment and the risk of an engineering failure was assessed to be very high. Therefore, the PNG Government approved riverine disposal as an appropriate method for treated tailing and incompetent waste rock under the circumstances that exist at the particular site.  Since acquiring the Porgera mine with the acquisition of Placer Dome, Barrick has completed a study to examine the feasibility of building a large tailings storage facility and other alternatives to mitigate environmental impacts.  The study identified significant risk factors in ensuring a stable foundation for a large tailings storage facility.  As a result, the Porgera mine will continue to use riverine tailings disposal while implementing a number of continuous improvements, including (i) construction of a new paste backfill plant during 2010, which is expected to be operational by Q2 2011, that will enable up to 8 percent per annum of the tailings that would have been released to be blended with cement and stored permanently underground; and (ii) an anticipated increase in ore production from the underground mine, which would permit storage of a greater amount of tailings underground in the mine as backfill.

PJV implemented a riverine monitoring program in 1984, which was considerably expanded in 1990, and this has continued to the present.

At December 31, 2010, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the Consolidated Financial Statements), for the property was $163.3 million.  See “Environment and Closure”.

Exploration, Drilling and Analysis

Exploration work in 2010 concentrated on increasing underground inferred resources at Upper East Zone and Lower North Zones, in addition to testing a number of exploration targets in the mine environment. This led to further exploration drilling at Alipis, Tawasikale, Tupegai, Project X and AHD targets.

The 2010 to 2011 exploration programs have been designed based on a review of current in mine exploration targets by ranking them based on their accessibility from existing infrastructure and their respective economic benefits. An assessment of the exploration targets has been completed and preliminary financial evaluations undertaken. A primary objective was to schedule future exploration and development activities on known and emerging targets so that gold production is optimised with respect to the life of mine production schedule.

The drill hole database for Porgera consists of some 10,110 drill holes and 1,343,754 meters of drilling that includes underground and surface diamond drill core.  Face sampling and reverse circulation percussion drill samples are also included in the database.

Exploration drilling in 2010 achieved an improvement in the geological knowledge of gold mineralization controls at Porgera.  Drilling targeted Alipis, Peruk, Tupegai, Central Zone East, Link zone, Project X and AHD Down Dip.

Planned drilling for 2011 will focus on seven identified advanced targets and four other zones of known mineralization.  Five of the advanced targets (AHD Up Dip, Wangima Rowdy, Tupegai, Far North and Central Zone south west) will be in the drill testing BMX pipeline stage (drilling a grid of approximately 80x80m).  The other two advanced targets (AHD Lens 4 Foot wall and P Zone (drilling a grid of approximately 40x40m)) are in the advanced exploration BMX pipeline stage. The four other targets of known mineralization are North Zone West, Project X, Central Zone South and Link Zone.  This drilling is classified as advanced drilling in the BMX pipeline stage which will close the gap in the existing drill spacing to a grid of at least 40x40m.  In total, 55,520 meters is planned for diamond drilling from underground and in the open pit for this drilling campaign.

Diamond drilling is also planned as in-fill drilling for AHD, North and East zone.  This drilling will be approximately 16,400 meters.  The rest of the planned drilling for 2011 will consist of 6,000 meters of geotechnical drilling to establish pit wall stability parameters.

Open pit delineation and exploration drilling is, on average, on a 30 by 50 meter pattern spacing. Whole core samples are taken over two meter down-the-hole intervals for the entire drill hole except in the North Zone and East Zone where the sampling interval was decreased to 1 meter intervals to increase the sample density and geology detail for underground mineral resource evaluation. Half of the core is kept for one or two holes per section and all pulps are kept. All holes are logged for lithology, alteration, fractures, mineralization and structure.

Drill core sample security was maintained throughout the year with geological supervision of transport of the core from the drill site, through to the logging facility and to the on-site NATA (National Association of Testing Authorities) accredited assay laboratory.

Drilling, sampling, analysis, data stewardship, orebody modeling, and mine planning are carried out in accordance with industry standards. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.  The sampling and analytical methods are believed to be appropriate for the style and type of mineralization.  Databases used to generate the geological models and mineral resource estimates have been verified by mine geological staff.

Royalties

Production by the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which is then distributed to the Enga Provincial government, the Porgera District Authority and local landowners.

Production Information

The following table summarizes certain production and financial information for the Porgera mine (Barrick’s proportional share) for the periods indicated:

	Year ended December 31, 2010	Year ended December 31, 2009
Tonnes mined (000’s)	35,212	38,052
Tonnes of ore processed (000’s)	5,446	5,682
Average grade processed (ounces per tonne)	0.110	0.110
Ounces of gold produced (000’s)	519	550
Average total cash costs per ounce (1)	$582	$515

(1)   For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures — Total Cash Costs and Net Cash Costs Per Ounce”.

The diagram on the following page sets out the design and layout of the Porgera mine.

Pueblo Viejo Project

General

The Pueblo Viejo project is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The project is 15 kilometres west of the provincial capital of Cotui and approximately 100 kilometres northwest of the national capital of Santo Domingo.

The Pueblo Viejo project site has been a non-operating gold mine since June 1999.  Early mining activity at the project site dates back to the 1500s.  Subsequent to that early mining activity, Rosario Dominicana S.A. commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in the mine.  Gold and silver production from oxide, transitional, and sulphide ores occurred from 1975 to 1999.  The mine ceased operations in 1999.  In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo project site. On July 2, 2001, Pueblo Viejo Dominicana Corporation (“PVDC”)(then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid.  PVDC and the Dominican Republic subsequently negotiated a special lease agreement (the “SLA”) for the Montenegro Fiscal Reserve in which the project is situated. The SLA was subsequently ratified by the Dominican National Congress and became effective on July 29, 2003.  In February 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government.  In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA.  The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress.

The Pueblo Viejo project is situated on the Montenegro Fiscal Reserve which covers an area of 4,880 hectares and is located at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central where local topography ranges from 565 metres at Loma Cuaba to approximately 65 metres at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. Forest capacity is limited by slope, topography, and soil movement.  Access to the Pueblo Viejo project from Santo Domingo is by a four lane, paved highway (Autopista Duarte) that is the main route between Santo Domingo and the second largest city, Santiago. This highway connects to a single lane, secondary Highway #17 at the town of Piedra Blanca, approximately 78 kilometres from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Piedra Blanca and Maimón on the way to Cotui.

The SLA between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo project. The SLA provides PVDC with the right to operate the Pueblo Viejo project for a 25 year period commencing from the date on which PVDC delivered the Project Notice under the SLA. PVDC has the right to automatically renew the term of the lease for an additional 25 years at its sole option (50 years in total). The agreement provides for another 25 year extension with mutual agreement between both parties (75 years in total).

Development

The Pueblo Viejo project is being developed as an open pit mining operation, with two main open pits, and with processing facilities having a designed throughput capacity of 24,000 tonnes per day.  Due to the composition of the ore, the mine will use whole ore autoclaving (pressure oxidation) followed by CIL cyanidation for recovery of gold and silver.

In December 2010, the Environmental Impact Assessment for the 240 kV power transmission line was approved allowing associated construction activities to commence.  Alternate temporary power sources are being secured which will allow project commissioning in the fourth quarter of 2011.  First production is expected in the first quarter of 2012. Overall construction is about 50% complete, approximately 75% of the capital has been committed and all four of the autoclaves are on site, have been placed on their footings and are in the process of being bricklined. The main columns for the 4,000 tonne per day oxygen plant have been erected.  About 80% of the planned concrete has been poured, 55% of the steel has been erected and more than 600,000 tons of ore have been stockpiled. Work continues toward achieving key milestones including the connection of power to the site.  A circuit to recover up to three billion pounds of zinc is under evaluation and the Company continues to explore options for longer term, lower cost power alternatives.

Pre-production capital is expected to range between $3.3-$3.5 billion (100% basis).  Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $275-$300 per ounce assuming a gold price of $1,100 per ounce and an oil price of $85 per barrel.

Geology

The Pueblo Viejo precious and base metal deposit consists of high sulphidation or acid sulphate epithermal gold, silver, copper, and zinc mineralization that were formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits.

Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Pueblo Viejo Member of the Los Ranchos is a restricted sedimentary basin approximately 3 kilometers north-south by 2 kilometers east-west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin, to thinly bedded, carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. To the south, the Pueblo Viejo Member is unconformably overlain by the Hatillo Limestone Formation by means of a low angle, southwest dipping thrust fault.

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

Studies have determined that there were two stages of advanced argillic alteration, both associated with precious metal mineralization. A third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite (Stage III) veins with silicified haloes. Individual Stage III veins have a mean width of 4 centimetres and are typically less than 10 centimetres wide. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartzpyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. Stage III sulphide veins also have higher gold values than replacement style mineralization. The most common form of gold is sub-microscopic gold within pyrite, where it is present as both solid solution within the crystal structure of the pyrite and as colloidal-size microinclusions (<0.5 microns). The proportions of the different forms and carriers of gold vary significantly throughout the Moore and Monte Negro deposits. Generally, the majority of gold is found as sub-microscopic gold in microcrystalline, disseminated, or porous pyrite. Of all the elements, assays for silver consistently have the strongest correlation with gold. Silver has a strong association with Stage III sulphide veins where it occurs as the minerals silver, Sb-sulphides (pyrargyrite), silver-tellurides (hessite), gold, silver-tellurides (sylvanite, petzite), and silver-bearing tetrahedrite. The majority of the zinc occurs as sphalerite; primarily in Stage III sulphide veins and secondary as disseminations. The majority of copper occurs as enargite hosted in Stage III sulphide veins. Only trace amounts of chalcocite and chalcopyrite have been recorded.

Many rock types based on both lithological and structural domain boundaries were used in the geological block model. However, rock types were divided into five different categories based on metallurgical properties.

Mining and Processing

The Pueblo Viejo deposits are located in two major areas, the Monte Negro pit and the Moore pit.  The ore deposits are complex and pose a particular challenge in finding an economical process for gold and silver recovery. Most of the gold and silver in the ore are intimately associated, and mostly in solid solution, with the pyrite. As a result, chemical breakdown of the sulphide minerals, as well as removal of reactive and cyanide-consuming copper and zinc minerals, is required to achieve good gold and silver recoveries. Many chemical processing techniques were investigated, but only pressure oxidation of the whole ore followed by cyanidation of gold and silver in a CIL circuit produced satisfactory and optimum results.

PVDC has selected a process based on pressure oxidation of the whole ore followed by CIL cyanidation for recovery of the gold and silver. One innovation, a hot cure on the slurry from the autoclave, is designed to reduce lime consumption by solid basic ferric sulphate in the cyanide leaching circuit, in favour of the neutralization of dissolved ferric sulphate in the liquid phase by limestone in the high density sludge (HDS) circuit. Autoclaving of the whole ore entails greater capital and operating costs than treating a concentrate but the increment in operating cost is limited because of its dependence more on sulphur throughput rather than total solid throughput.

The autoclave circuit will be designed to oxidize initially an average of 1,200 tonnes per day of sulphur, with 1,600 tonnes per day capacity after expansion. As a result of the varying sulphur content of the mill feed, the processing rate will range from 12,000 tonnes per day (high sulphur) to 18,000 tonnes per day (low sulphur) to 24,000 tonnes per day (after expansion). The rest of the process plant will be designed to handle the maximum process throughput.

The first stage pit is located in the existing Monte Negro pit. There is no need for pre-stripping of this pit before operations start as the ore is already exposed. There is, however, a need for pre-stripping of the plant limestone quarry to provide access, and to produce aggregates needed for road construction. The access ramp east of the Moore pit will have to be developed during pre-production to provide access to the primary crushers.

The tailings storage area will be located in the El Llagal valley located approximately 3.5 kilometres south of the plant site. The ultimate storage capacity of the tailings impoundment facility is expected to be 383 million cubic meters, sufficient to contain all of the tailings, waste rock and HDS precipitate to be generated over the life of the Pueblo Viejo project, and runoff water from the design flood event.  In addition to solids storage, each cell in the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. The project is situated in a seismically active area. The design of the dams at site was based on the maximum credible earthquake.

The Hatillo and Hondo Reservoirs are expected to supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is expected to be used as supplementary water supply.

Operational power requirements will vary from 150 MW at a process rate of 18,000 tonnes per day to 200 MW at 24,000 tonnes per day.  During mine operation, emergency power is expected to be provided by diesel generators that support critical loads. It is anticipated that power during commissioning and initial periods of operation will be sourced, in part, from the national grid and that the project’s permanent power supply will begin to be phased in upon completion of the private transmission line in 2012.

Environment

In September 2005, PVDC completed a Feasibility Study on the Pueblo Viejo project. An Environmental Impact Assessment (“EIA”) for the mine was completed in late 2005 and presented to the Dominican State in November 2005. Approval of the EIA was received in December 2006 from the Ministry of Environment.  An Expansion Environmental Report was filed in 2008 and approved in December 2010.

The Pueblo Viejo project is being designed and constructed to to mitigate potential environmental impacts.  In order to prevent and control spills and protect water quality, the project will utilize multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.

The Pueblo Viejo project site is affected by a number of significant legacy environmental issues resulting from the conduct of operations at site prior to Barrick’s involvement in the project. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities that correspond to such State. However, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which shall remain responsibility of the Dominican State.  In addition, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies, and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Montenegro Fiscal Reserve. Under the SLA, PVDC and the Dominican State, respectively, have up until November 2014 to remediate the historical environmental matters for which they are responsible under that agreement.

At December 31, 2010, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143, for the property was $60.5 million (as described in Note 22 to the Consolidated Financial Statements).  See “Environment and Closure”.

Exploration, Drilling and Analysis

As of December 31, 2010, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contains 2,320 drill holes, 974 diamond drill core holes, 331 percussion, 84 reverse circulation, 6 geotechnical drill holes, 49 DCPT, 331 percussion holes and 876 rotary samples. Samples totaling 178,499 meters from diamond drill holes, 54,525 meters from rotary drill holes, 8,518 meters from percussion holes, and 13,588 meters from reverse circulation. In addition 1,487 closed spaced reverse circulation grade control drill holes, totaling 55,160 meters were used to estimate the gold, copper and silver resources.  The drill hole spacing is variable ranging from 50 to 70 meters.

Pueblo Viejo samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile and Peru. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pueblo Viejo property conform to industry accepted quality control methods.

Quality control and assurance protocols included controls during sampling, transport, laboratory preparation and analysis.  All samples remained in the possession of Barrick employees until delivery to third party laboratories.  A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination.  Only when all data was checked were results introduced into the data base.  Additionally, the data base was checked against the original data before use in the reserve model.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a Net Smelter Return Royalty of 3.2%; a Net Profits Interest of 28.75%; a tax on income, and a withholding tax on interest paid on loans and on payments abroad. In addition, an Environmental Reserve Fund to be held in an offshore escrow account is to be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.

Financing

During 2010, PVDC secured a variable rate $1.035 billion loan facility for the Pueblo Viejo project.  Barrick and Goldcorp have each provided a guarantee for the loan, in proportion to their ownership interests in the project, until the mine has achieved specified operational and technical requirements, after which the loan will become non-recourse.  This facility is insured for political risks by a branch of the Canadian government. Substantially all the assets of PVDC, including the Pueblo Viejo project property and related assets, have been pledged as security under the loan. The effective interest cost for 2010 was approximately 4.12%. As of December 31, 2010, PVDC had drawn $782 million (100% basis) of the facility. On March 29, 2011, PVDC drew an additional $159 million (100% basis) of the facility.

The diagram on the following page sets out the design and layout of the Pueblo Viejo project.

Pascua-Lama Project

General Information

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina.  The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals Ltd. (“Lac Minerals”) in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989.  Exploration on the property dates back as far as 1977.  With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995.  It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997.

In both Chile and Argentina, Barrick, through its wholly-owned Argentinean subsidiary, Barrick Exploraciones S.A., and its wholly-owned Chilean subsidiary, Compañia Minera Nevada SpA, owns the mining property in the project area. The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in 2000.  The Specific Additional Protocol for the Pascua-Lama project under the Mining Treaty was signed into law by both countries in the third quarter of 2004.  The Pascua-Lama project is within the area subject to the Mining Treaty and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty.  In April 2009, the authorities of Chile and Argentina reached an agreement specific to the Pascua-Lama project, which avoids double taxation for the project.

The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees.  Surface material consists of rock outcrops, alluvial and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate.  During the winter months, extreme weather may create a challenging operating environment.  Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan.  Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.

Primary road access in Chile will initially be via a 126 kilometers public road (route C 485) from the city of Vallenar, through the town of Alto del Carmen and several small communities to the Barrick property and 44 kilometers on Barrick private road to the Protocol Area access control point at Tres Quebradas.  The project scope includes upgrading 70 kilometers of an existing public road from Punta Colorada and construction of 48 kilometers of new road to join the road from Alto del Carmenon which runs to the Barrick property. Once inside the Protocol Area the road continues an additional 23 kilometers up to the entry to the mine site at La Mesa.

Primary access in Argentina will be by public highways to Tudcum, some 200 kilometers north of the San Juan Province capital city of San Juan and from there 157 kilometers on an existing private road to the access gate to Barrick´s Veladero Mine and another 30 kilometers through the Veladero property to the Protocol Area. Once inside the Protocol Area, the road continues another 5 kilometers to the plant site.

Development

The Pascua-Lama project is being designed as a large-scale open pit operation with processing facilities having a designed throughput capacity of 45,000 tonnes per day.  Non-refractory ore produced by the mine will be subject to cyanide leaching, while refractory ore will be subjected to flotation prior to cyanide leaching.  The development of the processing facilities has been staged to reflect the expected composition of the ore over the mine life.

Production from Phase I of the project is expected to commence in the first half of 2013 with construction of Phase II to commence shortly thereafter.  Approximately 40% of the project’s capital has been committed, securing the mining fleet, processing mills, camp accommodation and earthworks contractors.  Detailed engineering and procurement for the project are about 90% complete.  About 60% of the earthworks necessary for the process plant and mining support facilities have been completed. Construction of the power transmission line has commenced and the new access road is almost 75% complete. Development of the tunnel, which connects the mine in Chile and the process plant in Argentina, is progressing on both sides. Occupancy of the construction camps in Chile and Argentina continues to ramp up with more than 2,000 housed on site.

Pascua-Lama’s pre-production capital is expected to be between $3.3-$3.6 billion.  First production is expected in the first half of 2013. Average annual gold production from Pascua-Lama is expected to be 750,000—800,000 ounces in the first full five years of operation at total cash costs of $20-$50 per ounce based on a silver price of $16 per ounce (based on gold price and oil price assumptions of $1,100 per ounce and $85 per barrel, respectively, and assuming a Chilean peso exchange rate of 500:1).  For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.

In 2009, Barrick entered into the Silver Purchase Agreement with Silver Wheaton whereby it sold 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Silver Wheaton will make up front payments totaling $625 million ($350 million received as at December 31, 2010). Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the Silver Purchase Agreement.

Geology

The Pascua-Lama property is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusive and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

Numerous breccias bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones.  Breccia Central, the large inter mineral breccias pipe, occurs in the Quebrada de Pascua area. On the surface, this breccia body is about 650 meters long and up to 250 meters in width, while underground, between 200 and 400 meters below the surface, the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit.  Breccia Oeste and Breccia Sur are the two large post mineralization breccias pipe complexes located in the mine area.  Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

Mining and Processing

The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,800 meters. The project will produce both non-refractory oxide and refractory sulfide ores.  Construction on the Pascua-Lama project began in 2009.  The Project is being developed in two phases due to the nature and distribution of ore types (non-refractory and refractory).   Both ore types will be ground and washed, with non-refractory ore being subjected to direct cyanide leaching only. Washed refractory sulfides will be subjected to flotation prior to cyanide leaching of the flotation tailings. Final products from the process include doré bullion and Cu-Au-Ag flotation concentrates.

The plant consists of primary crushing, wet grinding in autogenous (AG) mills, ball milling, CCD washing, pre-aeration, oxygen assisted cyanide leaching, CCD thickening for pregnant solution recovery, cyanide destruction, cementation using Merrill-Crowe , mercury retorting, and smelting. For the treatment of the refractory ore, a flotation circuit will be added.  The processing plant is designed to operate 24 hours a day, 365 days per year.  The average design throughput is approximately 2,000 tonnes per hour.

During years 1 and 2, the process facility is designed to process 45,000 tonnes per day of non-refractory ore through three mill lines (Phase 1).  In the late first quarter of year 3, a flotation facility will be added and refractory ore will be introduced to one of the mill lines at the rate of 15,000 tonnes per day (Phase 2). During this phase, which continues throughout the remainder of the mine life, the remaining two mill lines continue to process non-refractory ore at 30,000 tonnes per day.  Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion.

Until permanent power is available at site, temporary construction power will be provided by diesel generator.   The temporary construction generators will be suitable for use as emergency back up generators during operations in the event of a primary power failure.  Permanent electrical power for the project will be provided by a single circuit 220 kV 106 km line from a main substation connected to the Chile main Central Interconnected grid System (SIC) near Punta Colorada (Coquimbo Region) to a substation near the Protocol Area Access Control point in Chile.  From there, separate 220 kV lines will be provided for power supply to the substations located at the process plant in Argentina (47 km) and the mine facilities in Chile (23 km). The construction of the primary power supply system is planned to be completed by Q1 2012 in Chile and Q4 2012 in Argentina.

The Company is aware of a number of actions that have been initiated variously against the Province of San Juan in Argentina relating to approvals granted in respect of or actions affecting the Pascua-Lama project.  Barrick is not a party to such actions and has limited information with respect to the nature or status of the claims or complaints.  In addition, certain other complaints and actions relating to the project have been brought against subsidiaries of Barrick.  Based on the information currently available to the Company, none of these actions or complaints is believed to present a significant risk to the construction of the Pascua-Lama project.

In 2007, the Huascoaltinos Agricultural Community filed a petition against the State of Chile before the Inter-American Commission on Human Rights (“IACHR”) claiming that certain of the Community’s rights under the American Convention of Human Rights had been violated as a result of, amongst other things, the State’s issuance of certain environmental approvals relating to the project.  The case has been briefed by the petitioner Community and the respondent State before the IACHR.  Barrick is not a party to the proceedings, however, it has been invited by the State to provide information regarding the case and it has been cooperating in this respect.  Barrick believes that the petitioner’s claims are without merit and it intends to support the State in its defense.  Depending on the decision which is reached by the IACHR, the IACHR could, amongst other things, potentially impose precautionary measures on the State or recommend alterations to the conditions under which the project was approved or reopen its environmental review. Any such decision could limit or suspend Barrick’s ability to develop the project, and could potentially affect Barrick’s ability to complete the project as it is currently designed.

Environment

The Pascua-Lama project environmental permit was submitted to both Chilean and Argentine authorities in 2000. The Pascua-Lama project received Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in May 2001 and, in December 2004, Barrick submitted a second EIA in respect of modifications of the project. In 2005, three addenda were submitted in response to questions and concerns raised by the communities and authorities.  Barrick received approval of the EIA from Chilean environmental regulatory authorities in February 2006.

As noted above, the Environmental Impact Statement (“EIS”) prepared for the portion of the mine, mill and tailings storage facility for the project located in Argentina was submitted in 2000 and updated in 2004 to incorporate the cumulative impacts of the construction and development of the nearby Veladero project. This updated EIS was submitted in November 2004. In December 2006, Barrick received approval of the EIS from the San Juan, Argentina, provincial environmental regulatory authority.  In April 2009, Barrick submitted a first biannual update of the EIS to the Province of San Juan’s environmental regulatory authority.  The EIS outlines the project’s environmental management results and any project updates from the previously approved EIS.  The first biannual update was approved in December 2009.  In May 2010, Barrick submitted a second biannual update of the EIS to the Province of San Juan’s environmental regulatory authority and is currently awaiting its approval.  Having obtained approval of the EIS, Barrick will also need to obtain various sectoral permits for the construction and operation of the project.

In Chile, Barrick owns the surface land required for the facilities of the project and has obtained sufficient water rights for the project’s needs.  In Argentina, Barrick has an undivided 90% interest in “Campos Las Taguas” which is the surface property affected by the mining facilities of the project.  In 2008, the majority of remaining key sectorial permits, including water rights, including an easement with respect to the 10% interest of “Campos Las Taguas” owned by third parties, were granted by the government of the San Juan Province in Argentina.

The Pascua-Lama project will handle ore or rock which has the potential to be acid generating and will use cyanide in the processing of ore.  The project has been designed to manage the handling of ore and rock to reduce the potential volume of acid rock drainage.  Such considerations include diversion and containment systems for the collection, storage and treatment of drainage and closure and reclamation plans designed to minimize water infiltration.  The process facilities that use cyanide have been designed to prevent process solutions from being released to surface water or groundwater.  These facilities will be lined and will include seepage detection and collection systems.  The facilities will also include treatment for cyanide removal and destruction.  Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Management Code will be implemented for the project.

Argentina recently passed a federal glacier protection law that restricts mining in areas on or near the nation’s glaciers.  Barrick’s activities at the Pascua-Lama Project do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around the project.  Barrick has implemented a comprehensive range of measures in place to protect such areas and resources.  Further, the Company believes that the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where Barrick’s operations are located, previously enacted glacier protection legislation with which Barrick complies.  The Company believes it is legally entitled to continue its current activities on the basis of existing approvals.  In this regard, the Federal Court in San Juan has granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Pascua-Lama, pending consideration of the constitutionality of the law by the Supreme Court of Argentina.  See also “Legal Matters — Legal Proceedings — Argentina Glacer Legislation”.

At December 31, 2010, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143, for the property was $34.5 million (as described in Note 22 to the Consolidated Financial Statements).  See “Environment and Closure”.

Exploration, Drilling and Analysis

As of December 31, 2010, the drill hole database used to support the development of mineral resources for the Pascua-Lama property contains 1,240 reverse circulation holes, 605 diamond drill core holes, 2,060 underground channel samples, 383 surface channel samples, 157 metallurgical samples and 20 muck samples. The gold and silver resources have been estimated from representative samples taken from 333,415 meters of reverse circulation holes, 159,212 meters of diamond drill holes, 24,503 meters of underground channel samples and 12,704 meters of road channel samples.  The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area.

Pascua-Lama samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods.

Quality control and assurance protocols included controls during sampling, transport, laboratory preparation and analysis.  All samples remained in the possession of Barrick employees until delivery to third party laboratories.  A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination.  Only when all data was checked were results introduced into the data base.  Additionally, the data base was checked against the original data before use in the reserve model.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties

Pursuant to legislation passed by the government of the San Juan Province, all gold and silver, among other ores, extracted from the property within the San Juan Province are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”.  In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.47% to 9.8% and a 1.96% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina.  The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

The following diagram sets out the proposed design and layout of the Pascua-Lama mine.

EXPLORATION AND EVALUATIONS

Barrick has historically grown its reserve base through a combination of acquisitions and an exploration strategy that includes a district development program, which focuses on exploration in and around its operating properties, as well as an early-stage exploration program.  The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence.  In 2010, Barrick spent $333 million on its exploration, development and business development activities (2009 — $226 million). Of the $180 million spent on exploration in 2010, approximately $76 million was spent in North America, approximately $22 million was spent in South America, approximately $54 million was spent in the Australia Pacific region, and approximately $22 million was spent in Africa.  Development expenditures in 2010, consisting of mine development and non-capitalizable project costs, totaled approximately $153 million (2009: $85 million). Business development costs in 2010 totaled approximately $50 million (2009: $24 million).

Barrick’s exploration growth strategy is a balanced, three-fold approach which focuses on: finding new discoveries; adding reserves and resources at Barrick’s existing mines; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its RBUs and exploration offices around the world.  Barrick’s success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective trends and a disciplined approach to exploration. The Company has maintained a commitment to exploration by providing consistent funding through the years. In addition, Barrick’s exploration team is integrated and aligned with the corporate development team to identify early-stage opportunities, acquire them, and then find the reserves and resources.

In 2011, Barrick expects to spend approximately $320 to 340 million on exploration. The budget supports a deep pipeline of projects and is weighted towards near-term resource additions and conversion at Barrick’s existing mines, while still providing support for earlier-stage exploration in Barrick’s operating districts.  North America remains a key priority in 2011 with 43% of the total budget allocated to the region. In 2011, Barrick expects to expense project costs of approximately $330 to $350 million for its share of expenditures.  In 2011, Barrick’s expected project expenses are primarily attributable to on-going minesite reserve and resource development programs, principally at Cortez, Porgera, Lagunas Norte, Granny Smith and Goldstrike.  Project expenses also includes non-capitalizable project costs at Pueblo Viejo, Pasua-Lama and Cerro Casale.

In 2010, the Company identified a number of brownfield development opportunities which have the potential to contribute organic long-term production growth and extend the mine life of certain existing operations.  At Turqouise Ridge (75% owned by Barrick), the Company identified a potential large scale open pit to mine the lower grade halo around the existing high grade core.  A scoping study is currently underway which is expected to be completed in 2012 and which will be followed by a feasibility study in 2013.  Additional organic growth opportunities have been identified at Lagunas Norte and Zaldivar, each of which involves larger sulfide deposits under the existing ore bodies, which have the potential to contribute to increased production in the long term and extend the mine life of both operations.  In 2011, Barrick intends to further advance studies regarding these opportunities, as well as other brownfield development opportunities, to surface additional value at its existing operations.

As a result of the continued development of its more advanced projects (Pueblo Viejo, Pascua-Lama and Cerro Casale) Barrick expects 2011 capital expenditures to increase to a range of $2.1 to $2.3 billion on an IFRS basis (2010: $1.691 billion).  Based on the current portfolio of development projects and mine plans, total capital expenditures are expected to decrease in 2012.  The Pueblo Viejo project and the Pascua-Lama project are described in further detail above in the Material Properties section (see “Material Properties - Pueblo Viejo Project” and “Material Properties — Pascua-Lama Project”).  Certain of Barrick’s other current development projects, which are at various stages of development, are described below.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, Cerro Casale is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo.  In March 2010, Barrick completed its acquisition of an additional 25% interest in Cerro Casale from Kinross for total cash consideration of $454 million and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision (for additional details see “General Information — Transactions — Acquistion of Additional 25% Interest in Cerro Casale”).  Barrick now has a 75% interest in the project and has obtained control over the project.  Barrick’s 75% share of average annual production is anticipated to be about 750,000 to 825,000 ounces of gold and 170 to 190 million pounds of copper in its first five years of operation at total cash costs of about $240 to $260 per ounce. The foregoing estimate is based on gold price, copper price and oil price assumptions of $1,100 per ounce, $2.75 per pound and $85 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 500:1.

The Cerro Casale project is currently undertaking a review of any additional permitting requirements prior to advancing the project to a construction decision.  This review is being conducted alongside discussions with representatives of government and meetings with local communities and indigenous peoples impacted by the project.  Detailed engineering is about 30% complete. A review is currently underway to determine the impact of a stronger Chilean peso and higher labor costs in Chile on expected capital and operating costs.  Preliminary estimates indicate an increase of about 20-25% in pre-production capital from the previous estimate of $4.2 billion.

The Donlin Creek project is a large refractory gold deposit located in Southwestern Alaska.  In December 2007, Barrick entered into an agreement with NovaGold Resources Inc. (“NovaGold”) to form a jointly owned limited liability company, Donlin Creek LLC, on a 50/50 basis to advance the project.  The project’s feasibility study update was approved by the Board of Donlin Creek LLC in second quarter of 2009.  Further optimization studies are underway, primarily focused on the potential to utilize natural gas to reduce operating costs.   These studies are expected to be completed by mid-2011for consideration by the Board of Donlin Creek LLC.

In 2006, Barrick acquired a 50% interest in Atacama Copper Pty Ltd., which in turn has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests.  Reko Diq is a large copper-gold porphyry mineral resource located in southwest Pakistan in the province of Balochistan.  The feasibility study indicates pre-production capital of approximately $3.3 billion (100% basis) on a 120,000 ton per day processing plant, which is capable of future expansions.  Barrick’s share of average annual production for the first five full years is expected to be about 100,000 ounces of gold and 150 to 160 million pounds of copper.  A copy of the feasibility study has been delivered to the Government of Balochistan (“GOB”), partners in the project, in accordance with the terms of a joint venture agreement.  Currently, the Supreme Court of Pakistan is hearing several constitutional petitions which, among other things, challenge the GOB’s right to grant a mining lease to the project company.  On February 3, 2011, the Supreme Court issued an interim order providing, among other things, that the GOB shall not issue a mining lease to the project company until the matters before the Supreme Court are decided.  The Supreme Court also permitted the project company to apply for a mining lease, which the project company then filed on February 15, 2011.  For additional details on the Supreme Court proceedings see “Legal Matters — Legal Proceedings — Pakistani Constitutional Litigation”.

Barrick is party to a joint-venture agreement with Xstrata with respect to the Kabanga nickel deposit and related concession in Tanzania.  During 2008, Xstrata earned its 50% interest in the project under the earn-in agreement and is currently the operator of the project.  Expenditures are funded equally by Xstrata and Barrick.  Xstrata Nickel, a business division of Xstrata plc, is currently the operator of the project.  A peer review of the draft Social, Environmental Impact Assessment (SEIA) report was completed and the report is being revised concurrently with the draft feasibility report.  Both reports are not expected to be submitted in the first half of 2011.

ENVIRONMENT AND CLOSURE

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters — Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting environmental audits of its business activities, on a regular and scheduled basis, in order to evaluate compliance with: applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice.  All operating mines and selected project sites are subject to triennial audits, with certain sites being audited more frequently.  Starting in 2010, Barrick began submitting closure sites and certain project sites to environmental audits.  Barrick anticipates that one to two of its closure and project sites will be audited on a risk-priority basis in 2011.  A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative.  Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies.  Barrick has also developed and is continuing to develop specific performance standards relating to environmental matters.  Barrick’s Global Water Conservation Standard, completed in 2008, is being implemented as a company-wide priority.  As of December 31, 2010, eighteen Barrick mines are zero water discharge operations, with all water recycled and reused for mining processes at site.  In 2011, Barrick intends to conduct water conservation pilot projects at certain of its sites and will further participate in the Water Disclosure Project to contribute to greater understanding of global industrial water use.

In 2009, Barrick finalized three additional standards: a Biodiversity Standard, a Mine Closure Standard and an Incident Reporting Standard.  In 2010, the Company prepared a Biodiversity Guidance document that will be rolled out in 2011 through a pilot program at several sites.  Barrick’s South American and Australia-Pacific RBUs assessed existing operations with reference to the Mine Closure Standard in 2010 and are currently planning to implement additional measures in 2011 to ensure compliance with the new standard.  It is expected that Barrick’s North American RBU and ABG will separately complete similar assessments in 2011.  The Incident Reporting Standard has been implemented at the Company’s operating sites and material projects.

Also in 2009, Barrick completed a risk assessment to identify and address the business risks associated with climate change, while continuing to improve overall energy efficiency of its operations and in 2010, Barrick adopted a Global Climate Change Standard.  Barrick expects to complete the implementation of this new standard in 2011.  In addition, Barrick plans to develop a global energy and climate change strategy in 2011.

In certain respects, the standards developed by the Company exceed regulatory requirements and represent industry best practices.  In particular, the Company strives to ensure that its standards are consistent with international best practice, including applicable International Finance Corporation (“IFC”) Performance Standards.  It is expected that once the new IFC Performance Standards are finalized and released, expected in 2011, Barrick will review its corporate environmental standards to address any material inconsistencies between those standards and the amended IFC Performance Standards.

To provide further guidance toward achieving its environmental objectives, Barrick developed an Environmental Management System Standard (“EMSS”) in 2005 that was updated in 2008 to fully conform with ISO 14001.  Each mine was required to substantially implement the EMSS in 2010 and become compliant with designated elements of the EMSS in 2011, by which time full compliance could be achieved.  Most Barrick mines are already substantially compliant with the EMSS by virtue of their existing systems. For example, Zaldívar, Lagunas Norte, Veladero and Pierina are ISO 14001 certified.  All Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.

During 2010, there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations.

As part of Barrick’s goal to minimize the impact on the environmental and social aspects of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design.  If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan.  The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Note 2 and 22 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The Company also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties.  The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards.  The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas.  Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and habitats for wildlife.

Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property.  The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux.  Where necessary, the Company installs and operates water treatment facilities to manage drainage.

Many of the Company’s operating properties use cyanide.  Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater.  Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur.  The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access.  In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”).  The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code.  Under the Code, each of the mines that use cyanide must receive a third party certification inspection. The Company listed all of its mines that use cyanide for Code certification.  The Golden Sunlight mine, which was acquired as part of the Placer Dome acquisition, will pursue Code certification as part of the re-commencement of operations in 2011.  Barrick has achieved certification of 20 of its operations under the Code, nine of which have been re-certified under the Code, with a further two mines on track for certification in the future.

Certain of the Company’s operations produce mercury as a result of the ore that is processed at those sites.  Those operations currently sell this mercury, which is captured at each of these sites by air pollution control devices.  The Company is committed to the operation of state-of-the-art controls on all sources of mercury emissions.  Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials.  Consistent with U.S. law, Barrick will cease the export of mercury from US facilities in 2013. The Company is currently exploring options for storing mercury produced at these sites commencing in 2013.  The Company is tracking the development of an international treaty on mercury which is anticipated to come into force by 2017.  The Company anticipates ceasing export and sales of mercury at the time the treaty comes into force.

ENTERPRISE RISK-MANAGEMENT

In 2010, the Company developed and implemented a standardized Enterprise Risk Management (ERM) process to ensure that risks to the Company were identified, assessed, prioritized and mitigation strategies were monitored at the appropriate levels of the organization.

The Barrick ERM process is intended to ensure that all business and operational risks identified by the RBUs (whether at the site or regional level), within ABG or at the corporate functional level are prioritized and escalated according to a standardized risk ranking criteria. In addition, each risk and mitigation strategy is monitored and escalated to the appropriate level of management based upon organizational impact. The highest ranking priority risks from each region and corporate functional lead are presented to Barrick management for final consolidation and prioritization as part of the Company’s annual planning process.

Barrick has committed to developing an ERM policy framework in 2011 to support the existing ERM process.  The ERM policy is intended to reflect the practices and procedures which have developed in connection with initial deployment of the ERM process. In addition, the Company expects to develop auditing protocols, supporting procedures and related policies, as required, to support the deployment of the ERM process and the ERM policy within the organization. Barrick further intends to complete a requirements assessment to confirm whether additional resources are required to support this deployment.

Financial Risk-Management

The Company has mining operations in eight principal countries which produce gold and/or copper, as well as other minerals such as silver.  The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices, the price of certain other metals, currencies, interest rates and other commodity prices.  This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program.  The Company’s risk-management program focuses on the unpredictability of commodity prices and uses financial markets and financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices, currencies and interest rates.

Gold Sales

For most of Barrick’s history, gold forward sales were a significant element in providing the Company with relatively stable revenue that helped fuel its growth.  In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales program.  In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it would not add new ounces to its gold forward sales program.  In 2007, in anticipation of building its projects, the Company allocated 9.5 million ounces of gold forward sales contracts specifically to its projects’ future gold production and eliminated its remaining gold forward sales contracts not specifically allocated to its projects’ future gold production.

In 2009, Barrick announced its plan to eliminate its Gold Hedges and a significant portion of its Floating Contracts (the Floating Contracts and Gold Hedges are collectively referred to herein as the “Gold Sales Contracts”). Given an increasingly positive outlook on the gold price and continuing robust gold supply/demand fundamentals, Barrick made this strategic decision in order to gain full leverage to the gold price on all its future production.  As a result of its decision to eliminate the Gold Hedges and a portion of its Floating Contracts through means other than physical delivery, these contracts no longer qualified as normal sales contracts and were instead accounted for as derivative financial instruments on a prospective basis.  As a result of this change in accounting treatment, a mark-to-market position of approximately $5.6 billion attributable to the Gold Sales Contracts was recorded on the balance sheet as a liability in third quarter 2009 with a corresponding charge to earnings.

As at December 31, 2009, Barrick had eliminated its Gold Hedges and the obligation relating to the Floating Contracts had been reduced to approximately $0.6 billion.  During 2010, the remaining obligation relating to the Floating Contracts was repaid in full.

In 2010, Barrick’s entire gold production was delivered into the spot market.  The Company realized an average price of $1,228 per ounce compared with the average London P.M. Fix for the year of $1,225 per ounce.  In 2009, the Company realized an average gold price of $985 per ounce compared with the average London P.M. Fix for the year of $972 per ounce.  The Company enters into derivative contracts, primarily purchased and written contracts, with the primary objective of increasing reported gold and copper revenue (see Note 20D “Other Use of Derivative Instruments” to the Company’s 2010 Consolidated Financial Statements and MD&A for further information).

Copper Sales

Utilizing option collar strategies, Barrick has put in place floor protection on approximately 60% of its expected copper production for 2011 at an average floor price of $3.00 per pound.  In addition, Barrick has sold net call options on approximately 70% of its 2011 production at an average price of approximately $4.85 per pound.  The remaining copper production is subject to market prices.  Barrick’s realized price on its entire copper production is expected to be negatively impacted by approximately $0.12 per pound in 2011 as a result of the net premium paid on option hedging strategies.

Silver Sales

Barrick currently produces silver as a by-product at certain of its operating mines.  In 2010, Barrick designated silver collar contracts totalling 15 million ounces as hedges against silver bullion sales from the Company’s mines and projects.  The contracts contain purchased put and sold call options with weighted average strike prices of $20 per ounce and $55 per ounce, respectively.  For collars designated against silver bullion sales, the hedged items are identified as the first stated quantity of ounces of forecasted sales in a future month.  For additional information on Barrick’s hedges against silver bullion sales, see Note 20E to the Notes to the Consolidated Financial Statements for the year ended December 31, 2010.

Currency, Interest Rate and Other Commodity Hedge Programs

The Company also monitors and manages exposures related to fluctuations in currencies, interest rates and other commodity prices.  Currency risk mainly arises on non-U.S. dollar cash expenditures at the Company’s Australian, Canadian, South American and Papua New Guinean mines that are denominated in local currencies.  Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations.  Commodity price risk arises in respect of commodities such nickel at its Kabanga project, and the costs of electricity, acid, diesel fuel, natural gas and other inputs consumed at each of the Company’s operations.  The Company mainly uses forward foreign exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of volatility in currency exchange rates, interest rates and commodity prices on its business.

Barrick’s currency hedge position has provided benefits to it in the form of hedge gains recorded within its operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2010 - $146 million; 2009 — $27 million; and 2008 — $106 million.  Barrick also recorded hedge gains/losses as an offset to corporate administration costs as follows: 2010 — $33 million gain; 2009 — $7 million loss; and 2008 — $11 million gain.  For 2011, Barrick’s average Australian and Canadian dollar hedge rates are favorable in comparison to the current market rates for these currencies.  The average hedge rates vary depending on when the contracts were put in place.  Barrick has hedged approximately A$1,638 million and C$353 million in 2011 for expected Australian and Canadian operating costs and sustainable and eligible project capital expenditures at average rates of $0.79 and $1.02, respectively.  As a result, Barrick is approximately 92% and 74% hedged, respectively.  In addition, Barrick has hedged approximately 84%, 72%, and 46% of its total expected 2012, 2013, and 2014 Australian dollar expenditures at average rates of $0.75, $0.72, and $0.75, respectively.  Assuming market exchange rates at the December 31, 2010 levels of $1.02 for A$ and $1.00 for C$, Barrick expects to record gains on operating expenditures of approximately $360 million in 2011 ($340 million for the Australian dollar; $10 million for the Canadian dollar; and $10 million for the Chilean peso), or approximately $45-$47 per ounce based on total expected 2011 production.  Barrick also expects to record gains on its capital expenditures of approximately $30 million in 2011.  As part of Barrick’s currency hedge position, there are Chilean peso contracts in place to hedge a portion of its operating expenditures, primarily at the Zaldívar mine, and its capital expenditures, primarily at the Pascua-Lama project.

As of December 31, 2010, Barrick had forward contracts in place totaling 4.7 million barrels of oil, which represents approximately 56% of its total estimated direct consumption in 2011 and 34% of its total estimated direct consumption over the following two years.  Those contracts are primarily designated for Barrick’s Nevada-based mines, and as of December 31, 2010 had average prices below forward prices.  In 2010, Barrick recorded hedge losses in earnings of approximately $28 million on its fuel hedge positions (2009: $97 million loss; 2008: $33 million gain).  Assuming market rates at the December 31, 2010 level of $91 per barrel, Barrick expects to realize hedge gains of approximately $20 million in 2011 from its financial fuel contracts.

In 2011, Barrick expects Barrick Energy to produce about 2.9 million boe. The net contribution from Barrick Energy production is expected to provide a natural offset to consumption of about 1.0 million boe due primarily to the impact of royalties.  The Barrick Energy contribution, along with Barrick’s financial fuel hedges, provides hedge protection for approximately 92% of the Company’s estimated fuel consumption for 2011.

Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.

For a summary of the Company’s derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Notes 5 and 20 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2010, pages 69 to 71 of the Company’s Annual Report — Financial Report 2010 to Shareholders for the year ended December 31, 2010 and “Risk Factors”.

Oversight and Control Over Financial Risk-Management Activities

The Company’s financial risk-management activities are subject to the management, direction and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function.  The Finance Committee, which is comprised of four members of the Company’s Board of Directors, reports to the Board of Directors on the scope of the Company’s risk-management strategy and other activities.  The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage.  The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources.  The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.

Responsibility for the implementation of hedging and financial risk-management strategies is delegated to the Company’s treasury function.  A report on Barrick’s hedge positions, detailing the size of the positions by contract type, diversification of the position among counterparties, each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared bi-monthly and distributed to the Chief Financial Officer and the Chairman of the Finance Committee.  The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.

Barrick maintains segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions.  In addition, the Company’s Treasury group regularly monitors gold sales and hedging transactions entered into by the Company.  Confirmations and settlements of transactions are processed and checked independently of the Treasury group.  Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel.  Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the Treasury group and delivered to the compliance function on a daily basis.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.

In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company.  Changes to the mining laws are frequently proposed in the US Congress.  The most recent proposed changes to the mining law were contained in President Obama’s proposed budget, which included a proposal to replace the land tenure provisions of the mining law with a leasing program and to impose a 5% gross royalty on minerals produced under the new leasing system.  The proposal appears to grandfather existing rights.  The budget proposal included no legislative language so the exact parameters of the proposal are uncertain.  It is uncertain whether the proposal will be part of any budget that is ultimately approved.

In November 2009, a lawsuit was filed by a coalition of environmental groups challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior (District of Columbia, Case No. 1:09-cv-01972). The lawsuit seeks to impose different rules on millsite claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated.  An unfavorable outcome in that litigation could also result in changes in the mining law.

In December 2010, the US Environmental Protection Agency promulgated a new rule relating to mercury emissions from gold mining facilities. The new rule, known as the gold mining mercury MACT (Maximum Achievable Control Technology) imposes new permitting monitoring and control requirements on gold recovery air pollution sources.  Due to the Company’s own voluntary control efforts and the State of Nevada’s groundbreaking mercury control regulations promulgated with the Company’s support in 2006, the Company believes that its operations are well-placed to be able to comply with the new rule.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold.  At the time, the duty was described as “temporary”.  Veladero’s export of gold dore is currently subject to this duty.   It is possible that the Argentinean government could attempt to further increase the export duty rates or otherwise impose additional taxes or burdens on the Company’s mineral production as additional revenue enhancement measures.  Should export duties continue to be in place at the time that the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duties.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted at the federal level in Argentina, coming in force in early November 2010. The federal law bans all new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If significant impacts on glaciers and peri-glacial environment are verified by said audit, the authority is empowered to take action, including the suspension or relocation of the activity. The Province of San Juan, where Barrick’s operations are located in Argentina, had previously adopted glacier protection legislation, with which Barrick’s activities comply.

Barrick believes it is legally entitled to continue its current activities on the basis of existing approvals.  In this regard, the Federal Court in San Juan has granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Veladero and Pascua-Lama pending consideration of the constitutionality of the law, to be decided by the Supreme Court of Justice of Argentina.

Following the earthquake in Chile in the first quarter of 2010, the Chilean government presented a package of certain tax increases to the Chilean Congress for approval.  With respect to corporate income taxes, a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 was presented to and approved by the Chilean Congress.  The income tax changes were enacted in the third quarter 2010.

In addition, in October 2010, the Chilean government enacted legislation for a new specific mining tax. Under the new specific mining tax, for new projects, the applicable rates would change from 5% of operating margin after depreciation to a range of 5% - 14% based on the level of operating margin.  For those companies currently operating under a stabilized regime, the law contemplates an option to voluntarily apply a rate of 4% - 9% for 2010-2012, and then return to the stabilized rate of 4% until the current stability period ends, and obtain an extension of the stability period at rates in the range of 5% -

14% for an additional 6 years.  In January 2011, Barrick voluntarily adopted the new specific mining tax with respect to its Zaldívar mine in Chile.

In 2010, the Australian government proposed a new tax on the minerals industry. The original proposed tax extended to all minerals including gold and copper. After negative community feedback, the government abandoned the original proposed new tax and has now announced a new minerals resource rent tax (“MRRT”) which will apply to iron ore and coal.  Other commodities such as gold and copper will not be subject to the proposed new MRRT which is planned to be introduced in mid-2012. Barrick will continue to monitor the progress of this new proposed tax.

On February 24, 2011, the Australian government announced that it intends to introduce a carbon tax on emissions to start as early as July 1, 2012.  Determination of the quantum of the tax is not expected until after a report is delivered in May 2011. The government has proposed a transition from the carbon tax regime to an emissions trading scheme (ETS) within three to five years.  If introduced, the proposed carbon tax and ETS is expected to have an impact on the costs of gold mining operations in Australia. The extent of this impact will not be known until the Australian government releases more details about the proposed new scheme. Barrick will continue to monitor government announcements on this matter in order to properly assess the impacts on its Australian operations.

The Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases effective April 29, 2010 (the “Environmental Rules”).  Rule 7 of the Environmental Rules purports to create a new special civil action or remedy called a “Writ of Kalikasan”.  The Environmental Rules provide that such a writ is available to a natural or juridical person, on behalf of persons “whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation by an unlawful act or omission of a public official or employee, or private individual or entity, involving environmental damage of such magnitude as to prejudice the life, health or property of inhabitants in two or more cities or provinces.”  The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment. The Rules provide for a significantly compressed procedural timeframe for such proceedings and, amongst other things, require:  (i) the petitioners to file all of their evidence at the time they commence the proceeding and file their Petition for a Writ; and (ii) the respondents to file a responding pleading and their evidence within ten (10) days of being served with the Writ.  The Rules also contemplate a speedy hearing and determination on the merits.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment and Closure”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

The Company believes that it is in substantial compliance with all current government controls and regulations at each of its material properties.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project.  On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement (“EIS”) did not meet the requirements of the National Environmental Policy Act (“NEPA”).  The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits.  In January 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction.  The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit.  In December 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims.  The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping,  and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS.  The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision.  In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed.

In August 2010, the District Court issued an order granting summary judgment for Cortez except, generally for those issues covered by the supplemental EIS, on which it reserved ruling until the completion of that document.  The final supplemental EIS was published on January 14, 2011.  On March 15, 2011 BLM issued its record of decision which approved the supplemental EIS which had the effect of terminating the tailored injunction, thereby enabling the Cortez mine to revert to its original operating scope.  The parties to the litigation have submitted a scheduling stipulation that provides for final briefing of any remaining summary judgement issues by August 2011.

Marinduque Complaint

Placer Dome was named the sole defendant in a Complaint filed in October 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada.  The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”).  Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997.  The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”.  In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring.  The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome.  After the amalgamation of Placer Dome and the Company, the Court granted the Province’s motion to join the Company as an additional named Defendant.  In June 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens (improper choice of forum).  In September 2009, the U.S. Court of Appeals for the Ninth Circuit reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper.

In April 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and on October 12, 2010, the court issued an order granting the Company’s motion to dismiss the action.  On February 11, 2011, the Court issued its written reasons for the dismissal order.  On March 11, 2011, the Province filed a motion to reconsider the Court’s order, which the Company opposed on March 28, 2011.  The Province has also served notice of its intention to appeal the Court’s order.  The Company intends to continue to defend the action vigorously.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque.  The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine.  The total amount of damages claimed is approximately US$1 billion.

In October 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees.  In March 2008, an attempt was made to serve Placer Dome by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”).  PDTS has returned the summons and complaint stating that PDTS is not an agent of Placer Dome for any purpose and is not authorized to accept service or to take any other action on behalf of Placer Dome.  In April 2008, Placer Dome made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds.  The plaintiffs have opposed the motion to dismiss.  The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed a motion challenging Placer Dome’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company.  Placer Dome opposed this motion.  The motion has been briefed and is currently pending.  The Company intends to defend the action vigorously.

Perilla Complaint

In August 2009, BGI was purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque.  In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc.  The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. BGI has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing in February 2010 or to timely file any comment or opposition to the motion.  At the hearding in February 2010, the Court ordered that the motion be submitted for resolution without providing the plaintiffs any further opportunity to file an opposition to the motion.  A motion to dismiss the complaint on a variety of grounds has also been filed in the name of Placer Dome.  In May 2010, the plaintiffs filed a motion for an order to admit an amended complaint in which they are seeking additional remedies including temporary and permanent environmental protection orders and also seeking to name the Company as a defendant instead of BGI.  In June 2010, BGI and Placer Dome filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit the amended complaint.  An opposition to the plaintiffs’ motion to admit was also filed by BGI and Placer Dome on the same basis.  This motion is now fully briefed and awaiting determination by the Court.  It is not known when these motions or the outstanding motions to dismiss will be decided by the Court.   The Company intends to defend the action vigorously.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order (TEPO) was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation, SC G.R. No. 195482 (the “Petition”).  On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome and the Company, ordered Placer Dome and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing.  The Petition alleges that Placer Dome violated the Petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-guila dam break, the 1996 Boac river tailings spill and Marcopper’s failure to properly decommission the Marcopper mine.  The Petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts.  The Petitioners purported to serve the Company on March 25, 2011.  The Company intends to, amongst other things, challenge the validity of service and jurisdiction and challenge the constitutionality of the Writ of Kalikasan.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside.  Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety.  In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan.  In late 2010, the Supreme Court of Pakistan began hearing this matter, together with several other related petitions filed against TCC or its related parties.  The related petitions primarily relate to whether it is in the public interest for TCC to receive a mining lease.  On February 3, 2011, the Supreme Court issued an interim order providing, among other things, that the GOB may not take any decision in respect of the grant or otherwise of a mining lease to TCC until matters before the Supreme Court are decided.  As of March 31, 2011, no decision has been reached by the Supreme Court. Barrick and TCC continue to defend these actions vigorously.

El Morro Claim

On October 11, 2009, Barrick entered into an agreement to acquire a 70% interest in the El Morro project from Xstrata plc (“Xstrata”) for $465 million in cash.  El Morro is an advanced stage gold-copper project located near Barrick’s Pascua-Lama and Cerro Casale projects in Chile. On January 7, 2010, New Gold Inc. (“New Gold”) announced that it had given Xstrata notice of its intention to exercise a right of first refusal and on February 1, 2010, Xstrata notified Barrick that it was terminating its agreement with Barrick. On February 16, 2010, New Gold purported to close its purchase of the 70% interest in El Morro with funds loaned to it by Goldcorp and immediately thereafter New Gold sold this same 70% interest to Goldcorp. The Company has filed an action in the Ontario Superior Court of Justice against New Gold, Goldcorp and Xstrata, challenging the purported exercise of New Gold’s right of first refusal on the basis that, among other things, it was not lawfully exercised.

Pueblo Viejo

In April, 2010, PVDC received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals.  The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials.  The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief.  PVDC submitted a motion for a change in venue.  The Supreme Court granted the motion and assigned the case to the Ninth Criminal Trial Court of Santo Domingo.  No further proceedings have occurred.  PVDC intends to vigorously defend the action.

Argentine Glacier Legislation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action that, according to the legislation, could include the suspension or relocation of the activity.  In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan.  The Province of San Juan had previously adopted glacier protection legislation, with which Veladero and Pascua-Lama comply.

In November 2010, in response to legal actions brought against the National State by local unions and  San Juan based mining and construction chambers, as well as by Barrick’s subsidiaries, Barrick Exploraciones Argentina S.A. and Minera Argentina Gold S.A., which own the Veladero mine and the

Argentine portion of the Pascua-Lama project, respectively, the Federal Court in the Province of San Juan, granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama.  In December 2010, the Province of San Juan became a party to the actions, joining the challenge to the constitutionality of the new federal legislation.  As a result of the intervention of the Province, the actions have been removed to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.

RISK FACTORS

The risks described below are not the only ones facing Barrick.  Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Based on current estimates of Barrick’s 2011 gold production and sales, the approximate sensitivity of the Company’s EBITDA to a $50 per ounce increase or decrease in the market gold price will result in a $380-$400 million increase or decrease.  Industry factors that may affect the price of gold include: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.  Factors tending to affect the price of copper include: the worldwide balance of copper demand and supply; rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper; economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies; speculative investment positions in copper and copper futures; the availability and cost of substitute materials; currency exchange fluctuations, including the relative strength of the U.S. dollar. In addition, certain of Barrick’s mineral projects include other minerals (principally nickel and silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on

Barrick’s financial performance and results of operations.  In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Replacement of depleted reserves

Barrick must continually replace reserves depleted by production to maintain production levels over the long term.  Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions.  Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful.  Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful.  There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.  The mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects.  For example, the economic feasibility of projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries with respect to gold, copper and by-products; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing to develop such projects. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights.  It may also be necessary for Barrick to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “— Current Global Financial Condition” and “—  Liquidity and Level of Indebtedness”).

Projects have no operating history upon which to base estimates of future cash flow.  The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.  Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Current global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability.  The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the member states of the European Union.  Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a continued rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well.  Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes.  Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.  No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period.  Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves.  There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Liquidity and level of indebtedness

As of December 31, 2010, Barrick had cash and cash equivalents of approximately $4.0 billion and capital leases and long-term debt of approximately $6.7 billion.  Although Barrick has been successful in repaying debt in the past, there can be no assurance that it can continue to do so.  In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures or in pursuing other business opportunities.  Barrick’s level of indebtedness could have important consequences for its operations, including:

•                  Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•                  Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt in 2011 through a combination one or more of: its existing capital resources; its future cash flow from operations; issuing new, unsecured debt; and putting in place project financing for a portion of the expected construction cost of a number of its projects. Barrick’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.  See “ — Current global financial conditions”.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects.  If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ — Metal price volatility” above.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife,  unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability.   As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.

Barrick maintains insurance to cover some of these risks and hazards.  The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk.  No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost.  The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Environmental, health and safety regulations; permits

Barrick’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species.  In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities.  Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities or to obtain financing may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities.  Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations.  Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties.  There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits.  The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition.  Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites.  Barrick could also be held liable for exposure to hazardous substances.  The costs associated with such responsibilities and liabilities may be significant.  While Barrick has implemented extensive health and safety initiatives at its sites to ensure the health and safety of its employees, contractors and members of the community affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation.  In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations.  Barrick is involved in various investigative and remedial actions.  There can be no assurance that the costs of such actions would not be material.  When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Foreign investments and operations

Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations.  Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan or Tanzania, Barrick may be subject to the exclusive jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

In Papua New Guinea, the location of the Porgera gold mine and where Barrick has access to over 5,300 square kilometers of exploration property, there is a greater level of political and economic risk compared to some other countries in which Barrick operates.  The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage.

The Porgera mine has, on a number of occasions, experienced delays in the granting of operating permits and licenses necessary for these businesses to conduct their lawful operations.  Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

A number of economic and social issues exist that increase Barrick’s political and economic risk.  Infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in certain of the countries in which Barrick operates.  In Tanzania, Barrick implemented infectious disease programs, including malaria control programs and tuberculosis and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu mine, Tulawaka mine and North Mara mine and expects that similar programs will be implemented at the Buzwagi mine by ABG.

Security and human rights

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have caused disruptions at certain of Barrick’s operations in Tanzania and Papua New Guinea, occasionally resulting in the suspension of operations. Affected sites have taken measures to protect their employees, property and production facilities from these risks.  Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants.  Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site.  Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities.  The measures that have been implemented by the Company will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights.  Barrick has implemented a number of significant measures and safeguards which are intended to ensure that its personnel understand and uphold these standards.  The implementation of these measures will not guarantee that the Company’s personnel will uphold these standards in every instance.  The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to Barrick and its partners or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera and at certain of ABG’s operations in Tanzania.  Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine and at certain of ABG’s operations in Tanzania.  The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities.  The presence of the illegal miners, given the nature of the mines’

operations, creates a safety issue for both the illegal miners as well as Barrick’s and ABG’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations, however, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects.  There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities.  Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities.  Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates.  While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.  Barrick has implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at its operations.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.  Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.  See “Legal Matters — Government Controls and Regulations”.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Canadian dollar, Australian dollar, Chilean peso, Argentine peso and the Papua New Guinean kina. The appreciation of non-U.S. dollar currencies against the U.S. dollar has increased the costs of production at Barrick’s mines, making such mines less profitable. This may continue into the future.  Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies.  For 2011, Barrick’s average Australian and Canadian dollar hedge rates are favourable when compared to the year-end market rates for these currencies.  Assuming market exchange rates remain at the December 31, 2010 levels of $1.02 (AUD) and $1.00 (CAD), Barrick expects to record gains on our operating expenditures of approximately $360 million in 2011 (about $45-47 per ounce on total forecast 2011 production), or approximately $340 million for the Australian dollar, approximately $10 million for the Canadian dollar and approximately $10 million for the Chilean peso, which will primarily impact Barrick’s administration costs.  Barrick also expects to record gains on its capital expenditures of approximately $30 million in

2011. These hedging activities do not cover all of Barrick’s future expected operating costs.  There can be no assurance that Barrick will continue the hedging activities that it currently undertakes.  See “ — Use of derivatives” and “Enterprise Risk Management - Financial Risk-Management”.

Use of derivatives

In September 2009, Barrick announced its plan to eliminate its Gold Hedges and a significant portion of its Floating Contracts.  Barrick eliminated its Gold Hedges in 2009 as well as a portion of the liability associated with the Floating Contracts.  The remaining liability associated with the Floating Contracts was eliminated in 2010.  Nonetheless, Barrick continues to use certain derivative products to manage the risks associated with copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices.  The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (b) market liquidity risk — the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products.  See “ — Current global financial conditions”.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($4.0 billion at December 31, 2010).  The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, including the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1.0 billion at December 31, 2010, which includes 100% of the non-recourse project financing facility for Pueblo Viejo drawn as of such date).

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of mining assets.  This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick.  Barrick also competes with other mining companies to attract and retain key executives and employees.  There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses.  Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks.  Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick.  Any acquisitions would be accompanied by risks.  For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.  In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased.  If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, Barrick may choose to finance any such acquisition with its existing resources.  There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover.  A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Shortages of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Joint ventures

Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies.  Any failure of such other companies to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties.  In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation.  The results of litigation cannot be predicted with certainty.  If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations.  See “Legal Matters — Legal Proceedings”.

Disclosure and internal controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation (see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”).

Ability to support the carrying value of goodwill

As of December 31, 2010, the carrying value of Barrick’s goodwill was approximately $5.29 billion on an IFRS basis or 16% of Barrick’s total assets. Under IFRS, goodwill is allocated to reporting units representing the Company’s operating segments, which include Barrick’s individual mineral properties. Barrick evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  This evaluation involves a comparison of the estimated fair value of Barrick’s reporting units to their carrying values.  Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value (“NAV”), whereby NAV represents a discounted cash flow valuation based on projected future cash flows. For goodwill impairment testing purposes, Barrick estimates the fair value of a reporting unit by applying a multiple to the reporting unit’s NAV, which is calculated based on projected cash flows from its most recent life of mine plan. For copper reporting units, the estimated fair value is calculated by applying a multiple to NAV. The process for determining these fair values is subjective and requires management to make estimates and assumptions including, but not limited to, projected future revenues (based on estimates of production and long-term metals prices), operating expenses, capital expenditures, remaining economic life of individual mineral properties, discount rates and NAV multiples. These estimates and assumptions are subject to change in the future due to uncertain competitive and market conditions or changes in business strategies.  The timing and amount of future goodwill impairment charges is difficult to determine and will be dependent on a multitude of factors that impact valuations of reporting units, including changes in observed market multiples for valuation purposes, changes in geo-political risk and country specific discount rates, changes in market gold prices and total cash costs, success in finding new reserves, future exploration potential and future capital requirements.

IPO of African Barrick Gold

On March 24, 2010, ABG began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties.  Barrick has retained an equity interest of approximately 73.9% in ABG.  The board of directors and/or executive management team of ABG may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken.  In addition, the minority shareholders of ABG represent an important new stakeholder group that is required to be considered in ABG’s corporate governance and decision-making.  Given the potential divergence in stakeholder interests, there is a risk that actions undertaken by ABG could differ from actions that would have been taken by Barrick and in certain circumstances could adversely effect Barrick’s reputation and/or result in potential civil or criminal liability for the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (U.S. GAAP) for the year ended December 31, 2010, which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2010 (U.S. GAAP), which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.  As of March 28, 2011, there were 999,157,105 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares.  The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-

cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 28, 2011, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 28, 2011, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In connection with a prior merger transaction, BGI, a subsidiary of Homestake, issued a class of exchangeable shares to investors resident in Canada and, to a lesser extent, the United States that allowed the holders of those shares to exchange their shares for shares of Homestake on a share-for-share basis. On the completion of the acquisition of Homestake by Barrick, those holders became entitled to exchange their BGI exchangeable shares for Barrick common shares on the basis of 0.53 of a Barrick common share for each BGI exchangeable share.

In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year.  As a result of the redemption on February 27, 2009 by Barrick of all outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick), there were no shares, securities, debt obligations, options or other agreements that could give rise to the issuance of any BGI exchangeable shares to any person (other than to Barrick or any subsidiary or affiliate of Barrick) and, in March 2009, the Special Voting Share was redeemed and cancelled by Barrick.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 28, 2011, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 28, 2011:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa1	A-	A

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.  According to the Moody’s rating system, long-term obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The A rating is the third highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.  According to the S&P rating system, debt securities rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories.  However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of A by DBRS is in the third highest of 10 major categories and is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While “A” is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.  Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX.  The following table outlines the closing share price trading range and volume of shares traded by month in 2010, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range			Share Price Trading Range
2010	High	Low	Share Volume	High	Low	Share Volume
	(C$ per share)		(millions)	($ per share)		(millions)
January	44.00	37.03	69.2	42.63	34.63	77.8
February	41.67	36.01	77.4	40.00	33.65	80.8
March	41.85	37.65	86.5	40.80	36.69	69.0
April	44.90	38.86	72.7	44.36	38.15	67.2
May	47.99	42.80	98.9	47.20	39.95	86.8
June	48.89	42.93	83.7	47.25	41.14	73.6
July	46.88	41.07	61.0	45.33	39.68	64.7
August	50.65	42.05	61.2	47.50	40.66	53.5
September	50.22	45.30	75.5	47.55	43.85	61.6
October	49.77	46.06	67.0	49.65	44.87	64.3
November	53.66	48.16	66.6	53.44	47.63	64.2
December	55.99	51.02	50.1	55.65	50.65	46.1

ABG’s common shares are listed and posted for trading on the London Stock Exchange (“LSE”) under the symbol ABG.  The following table outlines the closing share price trading range and volume of shares traded by month in 2010, based on trading information provided by the LSE.

	London Stock Exchange
	Share Price Trading Range
2010	High	Low	Share Volume
	(UK£ per share)		(millions)
January	—	—	—
February	—	—	—
March	5.96	5.70	5.5
April	6.24	5.56	6.1
May	6.21	5.35	12.7
June	6.63	6.17	17.6
July	6.29	5.36	6.6
August	5.97	5.38	3.4
September	6.13	5.75	7.5
October	6.36	5.36	12.5
November	5.69	5.12	14.7
December	6.14	5.32	8.5

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2009.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On October 10, 2003, Placer Dome entered into a Third Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $230 million principal amount of 2.75% convertible debentures on October 10, 2003. This Third Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $230 million principal amount 2.75% convertible debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b)

Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “2014 Notes”), all on November 12, 2004. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of copper-linked notes (the “Copper-Linked Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”).  The 2006 Indenture sets out the terms and conditions pertaining to the Copper-Linked Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the Copper-Linked Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”).   The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”).  Pursuant to the 2008 Indenture, (a) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (b) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008.  On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture.  The 2008 Indenture sets out the terms and conditions pertaining to the BGFC 2013 Notes, the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes.  Each of the BGFC 2013 Notes, the BNAF 2018 Notes and the BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”).  Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009.  The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes.  Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.

DIVIDEND POLICY

In 2008, Barrick paid a total cash dividend of $0.40 per common share — $0.20 in mid-June and $0.20 in mid-December. In 2009, Barrick paid a total cash dividend of $0.40 per common share — $0.20 in mid-June and $0.20 in mid-December. In 2010, as a result of Barrick’s positive outlook on the gold price, its strong financial position and robust operating cash flows, Barrick’s Board of Directors authorized an annual dividend increase from $0.40 per common share to $0.48 per common share. The Board also approved moving from a semi-annual dividend to a quarterly dividend. In 2010, Barrick paid a total cash dividend of $0.44 per common share - $0.20 in mid-June, $0.12 in mid-September and $0.12 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy quarterly based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 28, 2011, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 1,781,289 common shares representing approximately 0.18% of the outstanding common shares of Barrick.

Directors of the Company

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following are the directors of the Company as at March 28, 2011:

Name (age) and municipality of residence	Principal occupations during past 5 years
Howard L. Beck (77) Toronto, Ontario Canada

Mr. Beck is a corporate director. Mr. Beck was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971. Mr. Beck is also a director of Citibank Canada. At different times during the period from 2006 to 2010, Mr. Beck also served as a director or trustee of the following publicly-traded entities: Trizec Canada Inc., Trizec Properties Inc. and Cineplex Galaxy Income Fund.

Barrick Board Details:

• Director since 1984

Name (age) and municipality of residence	Principal occupations during past 5 years
C. William D. Birchall (68) Toronto, Ontario Canada

Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. Mr. Birchall was the Vice Chairman of TrizecHahn Corporation, a real estate company, from 1996 to 2006. He graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants. Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Barrick Board Details:

• Vice Chairman since 2005 and Director since 1984

Donald J. Carty (64) Dallas, Texas USA

Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell Inc., a computer manufacturer, from early 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines, a commercial airline company. Mr. Carty is also a member of the board of trustees of Southern Methodist University. He holds an undergraduate degree and an honorary doctor of law from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada. Mr. Carty is also a director of Canadian National Railway Company, Dell Inc., Gluskin Sheff & Associates, Inc., Hawaiian Holdings, Inc. and Talisman Energy Inc. At different times during the period from 2006 to 2010, Mr. Carty also served as a director of the following publicly-traded companies: CHC Helicopter Corporation, Placer Dome Inc., Sears Holding Corp., and SolutionInc Technologies Limited.

Barrick Board Details:

• Director since 2006

Gustavo Cisneros (65) Caracas, Venezuela

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, The Americas Society, Georgetown University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College. During the period from 2006 to 2010, Mr. Cisneros served as a director of Univision Communications Inc.

Barrick Board Details:

• Director since 2003

Name (age) and municipality of residence	Principal occupations during past 5 years
Marshall A. Cohen (75) Toronto, Ontario Canada

Mr. Cohen is Counsel to law firm Cassels, Brock & Blackwell LLP. Mr. Cohen was the President and Chief Executive Officer of the Molson Companies Limited, a brewery company, from 1988 to 1996. Prior to that, he served with the Government of Canada for 15 years, including appointments as Deputy Minister of Industry, Trade & Commerce; Energy, Mines & Resources; and Finance. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master’s degree in law from York University. Mr. Cohen recently retired as Chairman of the Board of Governors of York University and is an honourary director or governor of a number of non-profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada. Mr. Cohen is also a director of Gleacher and Co. Inc., TriMas Corporation, and TD Ameritrade. At different times during the period from 2006 to 2011, Mr. Cohen also served as a director of the following publicly-traded entities: American International Group, Inc., Collins & Aikman Inc., The Goldfarb Corporation, IBI Income Fund, Metaldyne Corporation, The Toronto-Dominion Bank, and Golf Town Income Fund.

Barrick Board Details:

• Director since 1988

Peter A. Crossgrove (74) Toronto, Ontario Canada

Mr. Crossgrove is the Chairman of the Board and Acting Chief Executive Officer of Excellon Resources Inc. and Vice Chairman of Detour Gold Corporation. Mr. Crossgrove is also the former Chairman and a founder of Masonite International Corporation, a door manufacturing company. Mr. Crossgrove is also the former Chief Executive Officer and Vice Chairman of Placer Dome. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal, a Member of the Order of Canada, and a Member of the Order of Ontario. Mr. Crossgrove is also a director of Dundee REIT, Lake Shore Gold Corp., Pelangio Exploration Inc., and QLT Inc.

Barrick Board Details:

 • Director since 1993

Name (age) and municipality of residence	Principal occupations during past 5 years
Robert M. Franklin (64) Toronto, Ontario Canada

Mr. Franklin is President of Signalta Capital Corporation, an investment company. From August 2006 to March 2007, he was Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and from 1993 to January 2006, he was the Chairman of the Board of Placer Dome, a gold mining company. He holds an undergraduate degree from Hillsdale College. Mr. Franklin is also a director of Canadian Tire Corporation and Toromont Industries Ltd. At different times during the period from 2006 to 2010, Mr. Franklin served as a director or trustee of the following publicly-traded entities: First Uranium Corp., Great Lakes Carbon Corporation, Resolve Business Outsourcing Income Fund and Royster-Clark, Ltd. and Stratos Global Corporation.

Barrick Board Details:

• Director since 2006

J. Brett Harvey (60) Venetia, Pennsylvania USA

Mr. Harvey is Chairman, President and Chief Executive Officer of CONSOL Energy Inc., a coal, gas and energy services company. Mr. Harvey serves on the board of a number of energy industry associations, including the industry advisory board of the International Energy Agency, the Leadership Council of the American Coalition for Clean Coal Electricity, the National Coal Council, the Virginia Coalfield Economic Development Authority and the Bituminous Coal Operators’ Association. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America. He holds an undergraduate degree from the University of Utah. Mr. Harvey is also a director of Allegheny Technologies Inc. Mr. Harvey did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Barrick Board Details:

• Director since 2005

The Right Honourable Brian Mulroney (71) Montreal, Quebec Canada

Mr. Mulroney is the Chairman of Barrick’s International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada. Mr. Mulroney is also a director of The Blackstone Group L.P., Independent News & Media PLC, Quebecor Inc., and Wyndham Worldwide Corporation. At different times during the period from 2006 to 2010, Mr. Mulroney served as a director of the following publicly-traded companies: Archer Daniels Midland Company, Cendant Corporation, Trizec Properties, Inc., and Quebecor World Inc.

Barrick Board Details:

• Director since 1993

Name (age) and municipality of residence	Principal occupations during past 5 years
Anthony Munk (50) Toronto, Ontario Canada

Mr. Anthony Munk is a Managing Director of Onex Corporation, a leading North American private equity firm. He is Chairman of the Board of Husky Injection Molding Systems Ltd. and a director of RSI Home Products Inc., Cineplex Inc. and Tomkin Building Products, Inc. He is also Vice Chairman of the Aurea Foundation and a director of The Peter Munk Charitable Foundation. Mr. Munk holds an undergraduate degree from Queen’s University. During the period from 2006 to 2010, Mr. Munk did not serve as a director of any other publicly-traded companies.

Barrick Board Details:

• Director since 1996

Peter Munk (83) Toronto, Ontario Canada

Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. Prior to September 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, and a Companion of the Order of Canada. Mr. Munk did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Barrick Board Details:

• Chairman and Director since 1984

Aaron W. Regent (45) Toronto, Ontario Canada

Mr. Regent was appointed President and Chief Executive Officer of Barrick on January 16, 2009. Prior to his appointment at Barrick, Mr. Regent was Senior Managing Partner and Co-CEO of Brookfield Infrastructure Group of Brookfield Asset Management, an asset management company. Prior to August 2006, he was the President of Falconbridge Limited, a diversified metals and mining company, after its merger with Noranda Inc. Prior to July 2005, he was President and Chief Executive Officer of Falconbridge Limited. He is a council member of the International Council on Mining and Metals, and a director of the World Gold Council, the Hospital for Sick Kids Foundation and the C. D. Howe Institute. Mr. Regent is a Chartered Accountant in Ontario and holds an undergraduate degree from the University of Western Ontario. Mr. Regent did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Barrick Board Details:

• Director since February 19, 2009

Name (age) and municipality of residence	Principal occupations during past 5 years
The Right Honourable Nathaniel P. Rothschild (39) Klosters, Switzerland

Mr. Rothschild is Founder and Co-Chairman of Vallar PLC, as well as Co-Chairman of EN+ Group Limited, the parent company of UC Rusal PLC. Mr. Rothschild is a member of Barrick’s International Advisory Board. Mr. Rothschild is an advisory trustee of the Yad Hanadiv Foundation and member of the Belfer Center’s International Council at John F. Kennedy School of Government at Harvard University and International Advisory Council of Brookings Institution. He holds a master’s degree in history from Oxford. During the period from 2006 to 2010, Mr. Rothschild also served as a director of RIT Capital Partners plc.

Barrick Board Details:

• Director since April 28, 2010

Steven J. Shapiro (58) Houston, Texas USA

Mr. Shapiro is a corporate director. From April 2005 to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. From January 2003 to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University. Mr. Shapiro is also a director of El Paso Corporation and Vallar PLC. Mr. Shapiro did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Barrick Board Details:

• Director since 2004

Committees of the Board

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of M.A. Cohen, R.M. Franklin and J.B. Harvey.

Audit Committee

The Audit Committee is comprised of D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro.

Compensation Committee

The Compensation Committee is comprised of D.J. Carty, M.A. Cohen, J.B. Harvey and S.J. Shapiro.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of P.A. Crossgrove, Aaron W. Regent, J.B. Harvey and C.W.D. Birchall.

Finance Committee

The Finance Committee is comprised of H.L. Beck, C.W.D. Birchall, A. Munk, N.P. Rothschild.

International Advisory Board

The members of the Board that also sit on the International Advisory Board are B. Mulroney, G. Cisneros and N.P. Rothschild.

Executive Officers of the Company

In addition to Peter Munk, Aaron W. Regent and C. William D. Birchall, as set out above, the following are the executive officers of the Company as at March 28, 2011:

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Kelvin Dushnisky (47) Oakville, Ontario Canada	Executive Vice President, Corporate and Legal Affairs

Executive Vice President, Corporate and Legal Affairs of the Company; prior to June 2010, Executive Vice President, Corporate Affairs of the Company; prior to December 2007, Senior Vice President, Corporate Affairs of the Company.

Peter J. Kinver (55) Toronto, Ontario Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of the Company.

Jamie C. Sokalsky (53) Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Company.

Robert Krcmarov (46) Toronto, Ontario Canada	Senior Vice President, Global Exploration	Senior Vice President, Global Exploration of the Company; prior to December 2008, Vice President, Global Exploration of the Company; prior to May 2007, Vice President, Exploration of the Company.

Don Ritz (64) Toronto, Ontario Canada	Senior Vice President, Safety and Leadership Development

Senior Vice President, Safety and Leadership Development of the Company; prior to July 2009, Vice President, Safety and Health of the Company; prior to May 2006, Vice President, Safety and Occupational Health of the Company.

Sybil Veenman (47) Toronto, Ontario Canada	Senior Vice President and General Counsel

Senior Vice President and General Counsel; prior to July 2010, Senior Vice President, Assistant General Counsel and Secretary of the Company; prior to July 2008, Vice President, Assistant General Counsel and Secretary of the Company.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Gregory A. Lang (56) Sandy, Utah U.S.A.	President, North America	President, North America of the Company.

Igor Gonzales (56) La Molina, Lima, Peru	President, South America	President, South America of the Company.

Gary Halverson (52) Perth, Australia	President, Australia-Pacific	President, Australia-Pacific of the Company; prior to December 2008, Director of Operations Eastern Region Australia Pacific; prior to August 2006, General Manager Cortez, Placer Dome Nevada USA.

Greg Hawkins (42) London, England	President and Chief Executive Officer, African Barrick Gold

President and Chief Executive Officer, African Barrick Gold; prior to March 2010, Chief Financial Officer, Australia-Pacific RBU of the Company; prior to June 2006, Manager, Reporting & Analysis, Australia/Africa RBU of the Company.

Mr. Cohen, a director of the Company, was a director of Haynes International, Inc. and Collins & Aikman Inc., each a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company or within one year of Mr. Cohen resigning from the board of directors. On March 29, 2004, Haynes International, Inc. and certain of its U.S. subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On May 17, 2005, Collins & Aikman Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Mulroney, a director of the Company, is a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

AUDIT COMMITTEE

Audit Committee Mandate

Purpose

1.             The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (iv) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.

2.             The function of the Committee is oversight.  The members of the Committee are not full-time employees of the Company.  The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations.  The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.             The Committee’s responsibilities shall include:

External Auditors

(a)                              retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)                             communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)                              obtaining and reviewing an annual report prepared by the external auditors describing:  the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)                             evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)                              approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)                                reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)                             setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

(h)                             reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)                                 reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)                                 reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)                              reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)                                 reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)                           reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)                             reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)                             reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)                             discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)                             reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)                                establishing procedures for:

(i)                            the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)                         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)                              reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)                                approving in advance the retention and dismissal of the head of internal audit;

Other

(u)                             meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)                             reporting regularly to the Board;

(w)                           reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(x)                               evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4.             The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board.  To that end, the Committee Chair’s responsibilities shall include:

(a)                                     working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)                                    providing leadership to the Committee and presiding over Committee meetings;

(c)                                     facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)                                    reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)                                     leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)                                       taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5.             The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes.  The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee.  The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities.  The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.             The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors.  If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.             All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.             Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”(1). At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.             If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.           The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle.  Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at             the request of the external auditors or the head of internal audit.

11.           The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

(1) For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro). There were six meetings of the Audit Committee in 2010. All of the members of the Committee attended all of the meetings held in 2010, except Mr. Carty attended five out of six meetings.

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Participation on Other Audit Committees

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, management of Barrick is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits.  Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee (or if within a specified dollar threshold, the Committee Chairman).

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2010 and 2009 for professional services rendered to Barrick:

Fees (amount in millions)	2010	2009

Audit Fees (1)	$8.5	$7.4
Audit-Related Fees (2)	4.8	4.3
Tax compliance and advisory fees	1.2	0.9
All Other Fees(3)	0.2	0.1

Total	$14.7	$12.7

(1)   The classification of fees is based on applicable Canadian securities laws and SEC definitions.  Audit fees have increased $1.1 million from 2009, $1.0 million of which is related to movements in foreign exchange rates against the U.S. dollar in the jurisdictions in which audit services are provided.

(2)   In 2010, audit-related fees primarily relate to fees paid for services in connection with the IFRS conversion project ($1.7 million) and in connection with the offering of equity securities of ABG ($3.0 million) paid in early 2010.  In 2009, audit-related fees primarily related to fees paid for services in connection with the Company’s offerings of debt and equity securities ($0.4 million in 2009), and $3.6 million of audit-related fees related to services in connection with the offering of equity securities of ABG.

(3)   In 2009, All Other Fees comprise amounts paid for accounting and internal audit software applications and accounting research services.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is accumulated and communicated on a timely basis to appropriate members of Barrick’s management, including Barrick’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial information, including information contained in Barrick’s 2010 Annual Report and this Annual Information Form. Internal control over financial reporting includes those policies and procedures that pertain to the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles.

An evaluation was carried out under the supervision of and with the participation of Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures and internal controls over financial reporting (as defined in rules adopted by the SEC) as at December 31, 2010. Based on that evaluation, Barrick’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at December 31, 2010. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control Over Financial Reporting” in our 2010 Annual Report.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Barrick’s management, including Barrick’s Chief Executive Officer and our Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting will prevent or detect all error and all fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Barrick will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.  It is not expected that the Company’s conversion to IFRS described on pages 85 to 98 of the MD&A in Barrick’s 2010 Annual Report will impact the effectiveness of the disclosure controls and procedures or the internal control over financial reporting in 2011.

NON-GAAP FINANCIAL MEASURES

Total Cash Costs and Net Cash Costs per Ounce

Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures.  Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion.  These measures also include the gross margin generated by the Company’s Barrick Energy business unit, which was acquired to mitigate Barrick’s exposure to oil prices as a credit against gold production costs.  The presentation of these statistics in this manner allows Barrick to monitor and manage those factors that impact production costs on a monthly basis.  These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold.  These measures are calculated on a consistent basis for the periods presented.

Under purchase accounting rules, Barrick records the fair value of acquired work in progress and finished goods inventories as at the date of acquisition.  As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales.  The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin.  Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.  Hence, Barrick has removed such costs from the Company’s cash costs measurements.  Many mining companies record the unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales measures presented by these companies.  Consequently, Barrick believes that removing these unrealized gains/losses provides investors and analysts with a measure of the Company’s costs of production that is more comparable to the measures presented by other mining companies.  The Company has provided below reconciliations to illustrate the impact of excluding inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from Barrick’s total cash costs and net cash costs measures.

Barrick calculates total cash costs and net cash costs based on its equity interest in production from the Company’s mines.  The Company believes that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis.  For mines where Barrick holds less than a 100% share in the production, the Company excludes the economic share of gold production that flows to any partners who hold a non-controlling interest.  Consequently, for the Tulawaka mine, although Barrick fully consolidated the results of operations from this mine in the Company’s consolidated financial statements, Barrick’s production and total cash costs and net cash costs statistics only reflect its equity share of the production.

Starting in 2008, Barrick provided a net cash costs measure which treats the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold.  In 2009, Barrick began using this measure to evaluate the overall performance of the Company’s business on a consolidated basis.  A number of other gold producers present their costs net of the contribution from non-gold sales.  Barrick believes that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare the Company’s performance to other gold producers, and to better assess the overall performance of Barrick’s business.  In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to the Company’s cost structure.

Cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.  The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP.  Other companies may calculate these measures differently.

Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	For the years ended December 31
	Gold			Copper
($ millions, except per ounce/pound information in dollars)	2010	2009	2008	2010	2009	2008
Cost of sales	$3,789	$3,407	$3,377	$345	$361	$315
Cost of sales applicable to discontinued operations	10	24	49	88	83	121
Cost of sales applicable to non-controlling interests(1)	(107)	(12)	(14)	—	—	—
Cost of sales applicable to ore purchase arrangement	(104)	(29)	—	—	—	—
Inventory purchase accounting adjustments	—	—	(16)	—	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	5	7	(14)	—	—	—
Impact of Barrick Energy	(56)	(20)	(14)	—	—	—
Total cash costs	$3,537	$3,377	$3,368	$433	$444	$436
Ounces/pounds sold - consolidated basis (000s ounces/millions pounds)	7,963	7,307	7,658	391	380	367
Ounces/pounds sold- non-controlling interest (000s ounces)(1)	(229)	(28)	(63)	—	—	—
Ounces/pounds sold - equity basis (000s ounces/millions pounds)	7,734	7,279	7,595	391	380	367
Total cash costs per ounce/per pound	$457	$464	$443	$1.11	$1.17	$1.19

(1)  Relates to ABG’s partner’s 30% interest in Tulawaka.

Net Cash Costs per ounce

($ millions, except per ounce/pound data in dollars)	For the years ended December 31			For the three months ended December 31
	2010	2009	2008	2010	2009
Ounces gold sold — equity basis (000s)	7,734	7,279	7,595	1,825	1,797
Total cash costs per ounce — equity basis	$457	$464	$443	$486	$465
Revenues from copper sales	$1,102	$943	$1,007	$333	$398
Revenues from copper sales of discontinued operations	244	212	221	74	—
Unrealized non-hedge gold/copper derivative (gains) losses	(14)	49	(23)	2	13
Unrealized mark-to-market provisional price adjustments	—	(4)	38	—	(4)
Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	$1,332	$1,200	$1,243	$409	$407
Copper cost of sales per consolidated statement of income	345	361	315	93	128
Copper cost of sales from discontinued operations	88	83	121	23	—
Copper credits	899	756	807	293	279
Copper credits per ounce	116	104	106	160	155
Net cash costs per ounce	$341	$360	$337	$326	$310

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•        Unrealized gains and losses on non-hedge derivative contracts;

•        Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; and

•        Export duties

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded.  The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.  The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized.  The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity.  For those reasons, Barrick believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

Starting with second quarter 2009, Barrick began to adjust its realized price calculation for export duties that are paid upon sale and are currently netted against revenues.  Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess the Company’s gold sales performance.

The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.  The measure is not necessarily indicative of sales as determined under US GAAP.  Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.

Reconciliation of Sales to Realized Price per ounce/per pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2010	2009	2008	2010	2009	2008
Sales	$9,699	$7,135	$6,577	$1,102	$943	$1,007
Sales attributable to discontinued operations	43	56	79	244	212	221
Sales applicable to non-controlling interests	(204)	(27)	(56)	—	—	—
Sales attributable to ore purchase agreement	(111)	(26)	—	—	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	—	2	(14)	49	(23)
Unrealized mark-to-market provisional price adjustments	(1)	—	(1)	—	(4)	38
Export duties	68	30	23	—	—	—
Sales — as adjusted	$9,494	$7,168	$6,624	$1,332	$1,200	$1,243
Ounces/pounds sold (000s ounces/millions pounds)	7,734	7,279	7,595	391	380	367
Realized gold/copper price per ounce/pound	$1,228	$985	$872	$3.41	$3.16	$3.39

Adjusted Net Income (Adjusted Net Income per Share) and Return on Equity

Adjusted net income is a non-GAAP financial measure which excludes the following from net income:

•        Elimination of Gold Sales Contracts;

•        Non-recurring tax adjustments;

•        Impairment charges related to goodwill, property, plant and equipment, and investments;

•        Gains/losses on acquisitions/dispositions;

•        Foreign currency translation gains/losses;

•        Non-recurring restructuring costs; and

•        Unrealized gains/losses on non-hedge derivative instruments

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results.  Barrick believes that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company.  While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset acquisitions/dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.  Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes.  Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts.  Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management.  Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Barrick also presents return on equity as a measure which is calculated by dividing adjusted net income by average shareholders’ equity.  Management believes this to be a useful indicator of the Company’s performance.

In 2009, Barrick updated the items included in its reconciliation of net income to adjusted net income for items that are not reflective of the ongoing operational results.  These adjustments will result in a more meaningful adjusted net income for investors and analysts to assess the Company’s current operating performance and to predict future operating results:

•        Added “Effect of tax rate changes” (renamed “non-recurring tax adjustments” for the 2010 reporting period) to exclude the effect of corporate income tax rate changes beyond the control of management.

•        Added “Elimination of gold sales contracts” to exclude any gains/losses related to the elimination of the contracts.  Included in this line is the loss incurred upon initial recognition of the liability and any gains/losses due to mark-to-market adjustments through the date contracts were settled.

•        Added “Non-recurring restructuring costs” to exclude the non-recurring charges related to our Organization Review.  Restructuring costs related to our mine closures are not included in this adjustment.

•        Adjusted “Gains/losses on the disposition of long-lived assets” to “Gains/losses on acquisitions/dispositions” to include bargain purchase gains and gains on step acquisitions.

Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.  The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP.  Other companies may calculate this measure differently.  The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

	For the years ended December 31			For the three months ended December 31
($ millions, except per share amounts in dollars)(1)	2010	2009	2008	2010	2009
Net income (loss)	$3,274	$(4,274)	$785	$896	$215
Elimination of gold sales contracts	—	5,901	—	—	241
Non-recurring tax adjustments	(4)	59	—	74	59
Impairment charges related to intangibles, property, plant and equipment, and investments	5	259	899	—	102
Gains on acquisitions/dispositions(2)	(41)	(85)	(178)	(10)	(1)
Foreign currency translation (gains)/losses(3)	34	(95)	135	(11)	(22)
Restructuring costs	43	15	—	3	6
Unrealized (gains)/losses on non-hedge derivative instruments	(32)	30	20	(5)	4
Adjusted net income	$3,279	$1,810	$1,661	$947	$604
Net income per share(4)	3.32	(4.73)	0.90	0.90	0.22
Adjusted net income per share(4)	3.32	2.00	1.90	$0.95	$0.61
Average Shareholders’ Equity	$17,064	$15,170	$15,267
Return on equity(5)	19%	12%	11%

(1)                                  Amounts presented in this table are post-tax.

(2)                                  Includes gains recorded on the Cerro Casale acquisition of $29 million.

(3)                                 Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

(4)                                  Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

(5)                                  Calculated as adjusted net income divided by average shareholders’ equity

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditors of the Company, has advised the Company that it is independent of Barrick Gold Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 22, 2011. As well, additional financial information is provided in the Company’s 2010 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under U.S. GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2010 (as prepared under U.S. GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) and from the SEC’s Electronic Document Gathering and Retrieval System (EDGAR) (www.sec.gov).  Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.